Chegg

2025 ANNUAL REPORT

Dear Shareholders,

I returned to the CEO role at Chegg last year because I saw a tremendous opportunity to rebuild and reinvent the company and return it to growth. We have successfully reinvented Chegg before, and I believe we can do so again by leveraging the dramatic increase in AI and its ability to reinvent capabilities, cost structures, and user experiences. We will continue to focus on where we can create the most value for learners and shareholders. I'm excited to be back in this role and encouraged by the momentum we are building across the business and the new opportunities we are embarking on.

This is an important moment of reinvention at Chegg. Since I have been back, we have refocused the company on the $40 billion global workforce skilling market, which we believe can deliver sustainable, double-digit revenue growth and meaningful cash flow in the years ahead. To pursue this opportunity, we have organized Chegg into two business units: Chegg Skilling, our growth engine, and our legacy Academic Services, which we are managing to generate free cash flow. With this new structure and the thoughtful adoption of AI, we have lowered expenses, overhauled our cost structure for greater efficiency, and created capacity to reinvest in skilling.

While shifts in search interfaces have affected traffic across the direct-to-consumer academic landscape, the quality of our services continues to drive high retention. We are optimizing pricing and packaging to extend our operational runway and increase free cash flow, while leaning into Chegg Skilling as our core growth opportunity - expanding our offerings and network of partners, both in the U.S. and across Europe. Demand for workforce reskilling— especially in AI, language, technical fluency, and durable skills—is growing, and we are well-positioned to meet it. Our courses combine learning science with data-driven instructional design, and our platform delivers real-time progress tracking, predictive nudges, and targeted interventions that improve engagement and completion. We are expanding our catalog and broadening our global B2B distribution while building accredited pathways that connect skills to recognized credentials.

Our goals this year are clear: accelerate the growth of our skilling business, increase free cash flow to reinvest in the company, and end 2026 with zero debt and a meaningful cash balance. Chegg has reinvented itself before, from a print textbook rental company into a digital learning platform, and we believe we can do it again. We are encouraged by our progress and confident in the path ahead to deliver long-term value for our customers and stockholders. On behalf of the entire leadership team, thank you for your continued support.

Sincerely,

Dan Rosensweig

President and Chief Executive Officer

Chegg Inc.

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Chegg

April 28, 2026

To Our Stockholders,

You are cordially invited to attend the 2026 Annual Meeting of Stockholders (the “Annual Meeting”) of Chegg, Inc., which will be held virtually via live audio webcast at ***https://edge.media-server.com/mmc/p/sdui8iii (password: chegg2026)*** on Friday, June 12, 2026 at 9:00 a.m. Pacific Time**.** To attend and participate in the Annual Meeting, you will need the control number included in your Notice of Internet Availability of Proxy Materials (the "Notice"), voting instruction form or proxy card. As always, we encourage you to vote your shares prior to the Annual Meeting.

We have elected to deliver our proxy related materials, including the Notice of 2026 Annual Meeting of Stockholders, proxy statement, and Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (collectively, the “proxy materials”), to our stockholders over the Internet in accordance with U.S. Securities and Exchange Commission ("SEC") rules. We believe that this delivery process reduces our environmental impact and lowers the costs of printing and distributing our proxy materials without impacting our stockholders’ timely access to this important information. On April 28, 2026, we sent the Notice to our stockholders, which contains instructions on how to access the proxy materials for our Annual Meeting. The Notice also provides instructions on how to vote by telephone or via the Internet and includes instructions on how to receive a paper copy of the proxy materials by mail. The matters to be acted upon are described in the Notice and proxy statement.

We hope that you will be able to join us at our virtual Annual Meeting. Whether or not you plan to attend the meeting, it is important that you cast your vote either by voting at the virtual Annual Meeting or by proxy before the Annual Meeting. Your vote is important.

Sincerely,

Daniel L. Rosensweig

Dan Rosensweig
President, Chief Executive Officer and Chairman

Notice of 2026 Annual Meeting

To Our Stockholders:

NOTICE IS HEREBY GIVEN that the 2026 Annual Meeting of Stockholders ("Annual Meeting") of Chegg, Inc. ("Chegg," "Company," "we," "us" or "our") will be held on Friday, June 12, 2026, at 9:00 a.m. Pacific Time. Stockholders will be able to listen, vote and submit questions at ***https://edge.media-server.com/mmc/p/ sdui8iii (password: chegg2026) during the meeting.*** To attend and participate in the Annual Meeting, you will need the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form, or proxy card.

We are holding the meeting for the following purposes, which are more fully described in the accompanying proxy statement:

1 To elect two Class I directors named in the proxy statement to serve until the third Annual Meeting of Stockholders following the Annual Meeting and one Class III director named in the proxy statement to serve until the second Annual Meeting of Stockholders following the Annual Meeting, or until their earlier resignation or removal.

2 To approve, on a non-binding advisory basis, the compensation of our named executive officers for the year ended December 31, 2025.

3 To ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026.

4 To approve an amendment to our Restated Certificate of Incorporation to effect a reverse stock split of our outstanding common stock at a ratio ranging between 1-for-4 and 1-for-15 (the "Reverse Stock Split").

In addition, stockholders may be asked to consider and vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. Only stockholders of record at the close of business on April 14, 2026 are entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof. A list of stockholders eligible to vote at the Annual Meeting will be available for review.

Meeting Details

DATE
Friday, June 12, 2026

TIME
9:00 a.m. Pacific Time

LOCATION
https://edge.media-server.com/mmc/p/ sdui8iii (password: chegg2026)

YOUR VOTE IS VERY IMPORTANT
Each share of our common stock that you own represents one vote. For questions regarding your stock ownership, if you are a registered holder, you can contact our transfer agent, Equiniti Trust Company, LLC, through their website at **https:// equiniti.com/us/ast-access/** or by phone at 1-800-937-5449 or 1-718-921-8124. All other beneficial owners should contact their broker, bank, trustee, or other nominee or holder of record (a "Broker") using the instructions on their voting instruction form.

Participation in Our Virtual Annual Meeting

The 2026 Annual Meeting will be held entirely online. As described in our proxy materials for the Annual Meeting, you are entitled to participate in our Annual Meeting. To attend or participate in the Annual Meeting at ***https:// edge.media-server.com/mmc/p/sdui8iii (password: chegg2026)***, you must enter the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form or proxy card next to the label "Control Number."

Online access to the Annual Meeting website is expected to open 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your device. We encourage you to access the Annual Meeting website in advance of the designated start time.

You may vote during the Annual Meeting by following the instructions available on the Annual Meeting website. If you are the beneficial owner of shares held in street name and you intend to vote your shares during the Annual Meeting, you must obtain a "legal proxy" from your broker, bank, trustee, or other nominee or holder of record (collectively referred to in this proxy statement as your "Broker") in advance of the meeting.

It is important that you read the proxy materials made available to you, including, as noted above, the Notice of 2026 Annual Meeting of Stockholders, proxy statement, and Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and we encourage you to vote your shares of common stock in advance of the Annual Meeting by one of the methods described in the proxy materials.

Whether or not you plan to virtually attend the Annual Meeting, we strongly urge you to vote and submit your proxy in advance of the Annual Meeting by one of the methods described in the proxy materials.

YOUR VOTE IS VERY IMPORTANT. Each share of our common stock that you own represents the right to cast one vote. For questions regarding your stock ownership, if you are a registered holder, you can contact our transfer agent, EQ, as indicated in the proxy materials.

By Order of the Board of Directors,

David Longo
Chief Financial Officer and Corporate Secretary
April 28, 2026

Important Notice Regarding the Availability of Proxy Materials for the Stockholders' Meeting to Be Held on Friday, June 12, 2026, at 9:00 a.m. Pacific Time at *https://edge.media-server.com/mmc/p/sdui8iii* (password: chegg2026). The proxy statement and annual report to stockholders are available at investor.chegg.com/sec-filings.

Whether or not you expect to attend the meeting, we encourage you to read the proxy statement and vote by telephone or via the Internet or request, sign and return your proxy card as soon as possible, so that your shares may be represented at the meeting. For specific instructions on how to vote your shares, please refer to the section entitled "General Information About the Meeting" of the proxy statement and the instructions on the Notice of Internet Availability of Proxy Materials that was mailed to you.

Table of Contents

Chegg

Proxy Summary

Meeting Details



DATE
Friday, June 12, 2026

TIME
9:00 a.m. Pacific Time

LOCATION
https://edge.media-server.com/mmc/p/ sdui8iii (password: chegg2026)

You may vote during the Annual Meeting by following the instructions on the Annual Meeting website.



VOTE VIA INTERNET
To vote via the internet, please follow the instructions shown on your Notice or Proxy Card.



VOTE VIA PHONE
To vote via phone, please follow the instructions shown on your Notice or Proxy Card.



VOTE VIA MAIL
To vote via mail, sign, date and return your proxy card in the envelope provided.

Voting Recommendations

Proposal		Recommendation	Page
1	Election of the following Class I and Class III directors (**Proposal No. 1**). • Renee Budig (Class III) • Dan Rosensweig (Class I) • Ted Schlein (Class I)	**FOR EACH DIRECTOR NOMINEE**	20
2	To approve, on a non-binding advisory basis, the compensation of our named executive officers for the year ended December 31, 2025 (**Proposal No. 2**).	**FOR**	29
3	To ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026 (**Proposal No. 3**).	**FOR**	30
4	To approve an amendment to our Restated Certificate of Incorporation to effect a Reverse Stock Split (**Proposal No. 4**).	**FOR**	33

2026 Director Nominees

We introduce our 2026 director nominees below.

Name	Age	Director Since	Independent	Committee Memberships		
				Audit Committee	Compensation Committee	Governance and Sustainability Committee
Renee Budig (Class III)	65	2015	YES	■	■	
Dan Rosensweig (Class I)	64	2010	NO			
Ted Schlein (Class I)	62	2008	YES	■		■

■ - Member

Diversity of the Board[1]



TENURE
- 20% 5-10 years
- 80% 10+ years

AGE
- 40% 50-59 years
- 60% 60-69 years

GENDER
- 60% Female
- 40% Male

INDEPENDENCE
- 80% Independent
- 20% Non-Independent

RACE/ETHNICITY
- 80% White
- 20% Hispanic/L...

(1)   Percentages may not sum to 100% due to rounding.

Board of Directors Experience

The matrix below highlights leadership experience with responsible business practices and corporate culture of our directors. While these characteristics are considered by the Board of Directors and the Governance and Sustainability Committee in connection with the director nomination process, the following matrix is self-reported and does not encompass all experience, qualifications, attributes, or skills of our directors.

Name	International	Senior Executive	AI and Tech Innovation	Public BoD	Risk Management	Finance & Accounting	Brand or Marketing	Cybersecurity	Education	Performance and Sustainability
Renee Budig	■	■		■	■	■		■		
Marne Levine	■	■	■	■	■		■		■	■
Marcela Martin	■	■	■	■	■	■		■		■
Dan Rosensweig	■	■	■	■	■	■	■	■	■	■
Ted Schlein	■	■	■	■	■	■	■	■	■	■

International - Experience with international operations.

Senior Executive - Experience as a CEO or senior executive at a public company or other large organization.

AI and Tech Innovation - Experience with artificial intelligence, or other innovative technology/software products and services.

Public BoD - Experience as a director of another public company.

Risk Management - Experience in risk management.

Finance & Accounting - Expertise in financial statements and accounting.

Brand or Marketing - Experience with brand or marketing.

Cybersecurity - Expertise in technology and cybersecurity.

Education - Expertise in education.

Performance and Sustainability - Leadership experience with responsible business practices.

General Proxy Information

Information About Solicitation and Voting

Proxies will be solicited on behalf of the Board of Directors of Chegg, Inc. for use at the Company's 2026 Annual Meeting of Stockholders to be held on June 12, 2026, at 9:00 a.m. Pacific Time, and any adjournment or postponement thereof (the "Annual Meeting").

The Annual Meeting will be held in a virtual-only format. Stockholders who would like to attend or participate in the Annual Meeting should plan to join via live webcast, which will be available at the following address: *https://edge.media-server.com/mmc/p/sdui8iii* **(password: chegg2026)**. To participate in the virtual Annual Meeting, you will need the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form or proxy card. Online access to the Annual Meeting website is expected to open 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your device. We encourage you to access the Annual Meeting website in advance of the designated start time.

Internet Availability of Proxy Materials

Under rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily via the Internet instead of mailing printed copies of those materials to each stockholder. As a result, on or about April 28, 2026, we sent our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our proxy materials, including our proxy statement and our Annual Report. The Notice also provides instructions on how to access your proxy card to vote by telephone or Internet.

This process is designed to reduce our environmental impact and lower the costs of printing and distributing our proxy materials without impacting our stockholders' timely access to this important information. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice.

General Information About the Meeting

Purpose of the Meeting

At the meeting, stockholders will act upon the proposals described in this proxy statement. In addition, we will consider any other matters that are properly presented for a vote at the meeting. As of April 28, 2026, we are not aware of any other matters to be submitted for consideration at the meeting. If any other matters are properly presented for a vote at the meeting, the named proxies will have the authority in their discretion to vote the shares of our common stock represented by such proxies. Following the meeting, Management will respond to appropriate questions as time permits from any stockholders who have joined the Annual Meeting with their control numbers, which is included in their Notice of Internet Availability of Proxy Materials, voting instruction form or proxy card.

Record Date and Shares Outstanding

Stockholders of record at the close of business on April 14, 2026 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting. At the close of business on April 14, 2026, the Company had 111,958,712 shares of common stock issued and outstanding.

Quorum

The holders of a majority of the voting power of the shares of our common stock issued and outstanding and entitled to vote at the meeting as of the Record Date must be present in person or represented by proxy at the meeting to hold the meeting and conduct business. Abstentions and broker non-votes (as discussed below) will be counted as present for purposes of determining a quorum.

Voting Rights

Each holder of shares of our common stock is entitled to one vote for each share of our common stock held as of the close of business on April 14, 2026, the Record Date. You may vote all shares owned by you as of April 14, 2026, including (1) shares held directly in your name as the stockholder of record, and (2) shares held for you as the beneficial owner in street name through a Broker.

Stockholder of Record: Shares Registered in Your Name. If, on April 14, 2026, your shares of our common stock were registered directly in your name with our transfer agent, EQ, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote online during the meeting or vote by telephone, via the Internet, or if you request or receive paper proxy materials by mail, by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker. If, on April 14, 2026, your shares of our common stock were held by or through a Broker, then you are the beneficial owner of the shares and hold those shares in "street name." As a beneficial owner, you have the right to direct your Broker on how to vote those shares of our common stock. However, the Broker that holds your shares of our common stock is considered the stockholder of record for purposes of voting online during the meeting. Because you are not the stockholder of record, you may not vote your shares online during the meeting unless you request and obtain from your Broker a "legal proxy" evidencing your right to vote the shares online during the meeting.

Required Votes

Proposal No. 1. Our Amended and Restated Bylaws (our "Bylaws") require that each director be elected by the majority of votes cast (excluding abstentions and broker "non-votes") by the holders of shares present in person or represented by proxy at the Annual Meeting and entitled to vote at the election of directors with respect to such director in uncontested elections. Any individual nominated in Proposal No. 1 for election to the Board of Directors for whom the number of votes cast "FOR" such director's election exceeds the number of votes cast "AGAINST" such director's election will be elected. You may also vote to "ABSTAIN" on this proposal, but abstentions and broker non-votes will not count as votes cast and will not have any effect on this proposal.

Proposal No. 2. The affirmative "FOR" vote of the holders of a majority of the voting power of the shares of stock entitled to vote on this proposal that are present in person or represented by proxy at the Annual Meeting and are voted "FOR" or "AGAINST" the proposal is required to approve, on an advisory and non-binding basis, the compensation awarded to our named executive officers for the year ended December 31, 2025. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions and broker non-votes will not have any effect on this proposal. Although this say-on-pay vote is advisory and, therefore, is not binding, our Compensation Committee and our Board of Directors value the opinions of our stockholders. Accordingly, to the extent there is a significant vote against this proposal, we intend to investigate our stockholders' concerns and the Compensation Committee would evaluate what actions may be necessary or appropriate to address those concerns.

Proposal No. 3. The affirmative "FOR" vote of the holders of a majority of the voting power of the shares of stock entitled to vote on this proposal that are present in person or represented by proxy at the Annual Meeting and are voted "FOR" or "AGAINST" this proposal is required to ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions and broker non-votes will not have any effect on the proposal to ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026. This proposal is a "routine" matter and your broker has discretion to vote on this matter.

Proposal No. 4. The votes cast "FOR" this proposal must exceed the votes cast "AGAINST" this proposal to approve the amendment to our Restated Certificate of Incorporation to effect the Reverse Stock Split. The foregoing vote requirement assumes that our common stock remains listed on a national securities exchange and meets that exchange's listing requirements relating to the minimum number of holders immediately after the Reverse Stock Split becomes effective. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions and broker non-votes will not have any effect on this proposal. This proposal is a "routine" matter and your Broker has discretion to vote on this matter.

"Broker non-votes" occur when shares of our common stock held by a Broker for a beneficial owner are not voted either because (i) the Broker did not receive voting instructions from the beneficial owner or (ii) the Broker lacked discretionary authority to vote the shares. Broker non-votes are counted for purposes of determining whether a quorum is present, and have no effect on the outcome of the matters voted upon. A Broker is entitled to vote shares held for a beneficial owner on "routine" matters without instructions from the beneficial owner of those shares. Absent instructions from the beneficial owner of such shares, a Broker is not entitled to vote shares held for a beneficial owner on "non-routine" matters. At our Annual Meeting, the ratification of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026 (Proposal No. 3) and the approval of the amendment to our Restated Certificate of Incorporation to effect the Reverse Stock Split (Proposal No. 4) are considered routine matters. Proposal Nos. 1 and 2 are non-routine matters. If your shares are held through a Broker, those shares will not be voted with regard to Proposal Nos. 1 and 2 unless you affirmatively provide the Broker instruction on how to vote. Accordingly, we encourage you to provide voting instructions to your Broker as soon as possible, whether or not you plan to attend the Annual Meeting.

Recommendations of the Board of Directors on Each of the Proposals Scheduled to be Voted on at the Annual Meeting

The Board of Directors recommends that you vote:

- **Proposal No. 1** - **FOR** each of the nominees named in this proxy statement.

- **Proposal No. 2** - **FOR** the advisory, non-binding approval of the compensation of our named executive officers for the year ended December 31, 2025 as disclosed in this proxy statement.

- **Proposal No. 3** - **FOR** the ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026.

- **Proposal No. 4 - FOR** the approval of an amendment to our Restated Certificate of Incorporation to effect a Reverse Stock Split.

Voting Instructions; Voting of Proxies

Stockholders as of the Record Date may:

- **Vote at the Annual Meeting** – You may vote online during the Annual Meeting by following the instructions on the Annual Meeting website.

- **Vote via telephone or via the Internet** – Please follow the instructions shown on your Notice or proxy card.

- **Vote by mail** – If any individual stockholders request and receive a paper proxy card by mail, simply complete, sign and date the enclosed proxy card and return it before the Annual Meeting in the envelope provided.

Votes submitted by telephone or via the Internet must be received by 11:59 p.m., Eastern Time, on June 11, 2026. Submitting your proxy (whether by telephone, via the Internet or by mail if you request or received a paper proxy card) will not affect your right to vote in person should you decide to attend the Annual Meeting virtually. **Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy as soon as possible to ensure that your vote is counted.**

All proxies will be voted in accordance with the instructions specified on the proxy card. If you sign a physical proxy card and return it without instructions as to how your shares of our common stock should be voted on a particular proposal at the meeting, your shares will be voted in accordance with the recommendations of our Board of Directors stated above.

If you received the Notice, please follow the instructions included on the Notice on how to access your proxy card and vote by telephone or via the Internet. If you do not vote and you hold your shares of our common stock in street name, and your Broker does not have discretionary power to vote your shares, your shares may result in "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares of our common stock that constitute broker non-votes will be counted for the purpose of establishing a quorum for the meeting.

If you receive more than one proxy card or more than one Notice, your shares of our common stock are registered in more than one name or are registered in different accounts. To make certain all of your shares of our common stock are voted, please follow the instructions included on the Notice or proxy card. If you requested or received paper proxy materials by mail, you can still vote by any of the available methods, including by signing and returning each proxy card.

Even if you plan on attending the Annual Meeting virtually, we strongly recommend that you vote your shares in advance of the Annual Meeting as instructed above.

Soliciting Proxies

The expenses of soliciting proxies will be paid by Chegg. Following the original mailing of the soliciting materials, Chegg and its agents may solicit proxies by mail, email, telephone, facsimile or by other similar means. Our directors, officers, and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, email, or otherwise. Following the original mailing of the soliciting materials, Chegg will request Brokers to forward copies of the soliciting materials to persons for whom they hold shares of our common stock and to request authority for the exercise of proxies. In such cases, Chegg, upon the request of the record holders, will reimburse such holders for their reasonable expenses. If you choose to access the proxy materials and/or vote via the Internet, you are responsible for any Internet access charges you may incur.

Revocability of Proxies

A stockholder of record who has given a proxy may revoke it at any time before it is exercised at the meeting by:

- delivering to the Corporate Secretary of the Company a written notice stating that the proxy is revoked;

- signing and delivering a proxy bearing a later date;

- voting again by telephone or via the Internet; or

- attending and voting at the meeting (although attendance at the meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a Broker and you wish to revoke a proxy, you must contact that Broker to revoke any prior voting instructions. In the event of multiple online or telephone votes by a stockholder, each vote will supersede the previous vote and the last vote cast will be deemed to be the final vote of the stockholder unless revoked during the virtual meeting.

Electronic Access to the Proxy Materials

The Notice will provide you with instructions regarding how to:

- view our proxy materials for the meeting via the Internet; and

- instruct us to send our future proxy materials to you electronically by email.

Receiving your proxy materials by email will reduce the impact of our Annual Meeting of Stockholders on the environment and lower the costs of printing and distributing our proxy materials. Unless you choose to receive printed copies of our proxy materials, you will receive an email with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Voting Results

Voting results will be tabulated and certified by the inspector of elections appointed for the meeting. The preliminary voting results will be announced at the meeting. The final results will be certified by the inspector of elections and filed with the SEC in a Current Report on Form 8-K within four business days of the meeting.

Corporate Governance

Corporate Governance Guidelines

Chegg is strongly committed to good corporate governance practices. These practices provide an important framework within which our Board of Directors and management can pursue our strategic objectives for the benefit of our stockholders.

Our Board of Directors has adopted Corporate Governance Guidelines that set forth our expectations for directors, director independence standards, board committee structure and functions, and other policies regarding our corporate governance. Our Corporate Governance Guidelines are available without charge on the Investor Relations section of our website, which is located at ***https://investor.chegg.com,*** under "Corporate Governance." The Corporate Governance Guidelines are reviewed at least annually by our Governance and Sustainability Committee, and any warranted changes are recommended to our Board of Directors.

Board Leadership Structure

Our Corporate Governance Guidelines provide that our Board of Directors shall be free to choose its Chairperson, or Co-Chairperson, in any way that it considers in the best interests of our Company, and that the Governance and Sustainability Committee shall periodically consider the leadership structure of our Board of Directors and make such recommendations related thereto to our Board of Directors as the Governance and Sustainability Committee deems appropriate. Our Board of Directors does not have a policy on whether the role of the Chairperson, or of the Co-Chairperson, and Chief Executive Officer should be separate and believes that it should maintain flexibility in determining a board leadership structure appropriate for us from time to time.

Our Board of Directors believes that we and our stockholders currently are best served by having Dan Rosensweig, our President and Chief Executive Officer, serve as Chairperson of our Board of Directors, considering his experience, expertise, knowledge of our business and operations and strategic vision. As Chairperson of our Board of Directors, Mr. Rosensweig presides over meetings of the Board of Directors along with the lead independent director, and holds such other powers and carries out such other duties as are customarily carried out by a Chairperson of the Board of Directors. Our lead independent director is Marne Levine. Our Board of Directors believes that its independence and oversight of management is maintained effectively through this leadership structure, the composition of our Board of Directors and sound corporate governance policies and practices.

Our Board of Directors' Role in Risk Oversight

Our Board of Directors, as a whole, has responsibility for risk oversight, although the committees of our Board of Directors oversee and review risk areas which are particularly relevant to them. The risk oversight responsibility of our Board of Directors and its committees is supported by our management reporting processes, which are designed to provide visibility to the Board of Directors and to our personnel that are responsible for risk assessment and information management about the identification, assessment and management of critical risks and management's risk mitigation strategies. These areas of focus include, but are not limited to, competitive, economic, operational, strategic, financial (accounting, credit, liquidity and tax), legal, regulatory, cybersecurity, compliance and reputational risks.

Each committee of the Board of Directors meets in executive session with key management personnel and representatives of outside advisers to oversee risks associated with their respective principal areas of focus. The Audit Committee reviews our major financial and cybersecurity risk exposures and the steps management has taken to monitor and limit such exposures, including our risk assessment and risk management policies and guidelines. With respect to cybersecurity, the Audit Committee provides independent oversight of our information technology and cybersecurity programs. The Governance and Sustainability Committee provides oversight with respect to director selection, effectiveness and independence of our Board of Directors, committee functions and charters, adherence to our corporate governance framework, and other corporate governance matters. The Compensation Committee reviews our major compensation-related risk exposures, human capital management, senior management succession planning, including consideration of whether compensation rewards and incentives encourage undue or inappropriate risk taking by our personnel, and the steps management has taken to monitor or mitigate such exposures.

Independence of Directors

The rules, regulations and listing standards of the New York Stock Exchange (the "NYSE") generally require that a majority of the members of our Board of Directors be independent. In addition, the NYSE rules, regulations and listing standards generally require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and corporate governance committees be independent.

Our Board of Directors determines the independence of our directors by applying the independence principles and standards established by the NYSE. These provide that a director is independent only if the Board of Directors affirmatively determines that the director has no direct or indirect material relationship with Chegg. They also specify various relationships that preclude a determination of director independence. Material relationships may include commercial, industrial, consulting, legal, accounting, charitable, family and other business, professional and personal relationships.

Applying these standards, our Board of Directors annually reviews the independence of our directors, taking into account all relevant facts and circumstances. In its most recent review, the Board of Directors considered, among other things, the relationships that each non-employee director has with Chegg and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our common stock by each non-employee director. Based upon this review, our Board of Directors affirmatively determined that the individuals that were on our Board during 2025 were independent, except for Mr. Schultz, our former CEO who left the Board in October 2025, and Mr. Rosensweig.

All members of our Audit Committee, Compensation Committee, and Governance and Sustainability Committee must be independent directors as defined by our Corporate Governance Guidelines. Members of the Audit Committee and the Compensation Committee must also satisfy separate SEC independence requirements, as described in more detail below. Our Board of Directors has determined that all committee members satisfy these requirements.

Committees of Our Board of Directors

Our Board of Directors has established three standing committees: an Audit Committee, a Compensation Committee, and a Governance and Sustainability Committee. Members serve on these committees until they resign or until otherwise determined by our Board of Directors. Our Board of Directors assesses the composition of the committees at least annually to consider whether committee assignments should be rotated. Each committee is governed by a written charter. The charters for each committee can be obtained, without charge, on the Investor Relations section of our website, ***https://investor.chegg.com***, under "Corporate Governance." The composition and responsibilities of each committee are described below:

AUDIT COMMITTEE

The composition of our Audit Committee meets the requirements for independence under the rules, regulations and listing standards of the NYSE and the rules and regulations of the SEC, which provide that the members may not accept directly or indirectly any consulting, advisory or other compensatory fee from Chegg or any of its subsidiaries other than their directors' compensation (including in connection with such member's service as a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from Chegg or any of its subsidiaries). Each member of our Audit Committee is financially literate as required by the rules, regulations and listing standards of the NYSE. In addition, our Board of Directors has determined that Renee Budig and Marcela Martin are Audit Committee financial experts within the meaning of Item 407(d) of Regulation S-K of the Securities Act of 1933, as amended (Regulation S-K of the Securities Act of 1933, as amended, shall be referred to herein as "Regulation S-K"). The Audit Committee's responsibilities include, among others:

Audit Committee

CURRENT MEMBERS

Renee Budig

Marcela Martin, Chair

Ted Schlein

- Assisting our Board of Directors in overseeing the integrity of our financial statements and accounting and financial reporting processes and the audits of our financial statements, as well as our compliance with legal and regulatory requirements;

- Selecting and overseeing our independent auditors;

- Reviewing and evaluating the qualifications, independence, and performance of our independent auditors;

- Monitoring the periodic reviews of the adequacy of the accounting and financial reporting processes and systems of internal control that are conducted by our independent auditors and our financial and senior management;

- Overseeing the performance of our internal audit function;

- Facilitating communication among our independent auditors, our financial and senior management, and our Board of Directors;

- Discussing the results of the audit with our independent auditors, and reviewing, with management and the independent auditors, our interim and year-end operating results; and

- Reviewing with management our major financial, accounting, tax, and cybersecurity risk exposures and the steps management has taken to monitor such exposures, including our procedures and any related policies with respect to risk assessment and risk management.

COMPENSATION COMMITTEE

The composition of our Compensation Committee meets the requirements for independence under the rules, regulations and listing standards of the NYSE and the rules and regulations of the SEC. Each member of our Compensation Committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Act of 1934, as amended, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. The purpose of our Compensation Committee is to discharge the responsibilities of our Board of Directors relating to the compensation of our executive officers and directors. The Compensation Committee's responsibilities include the following, among others:

Compensation Committee

CURRENT MEMBERS
Renee Budig, Chair
Marne Levine

- Reviewing our overall compensation strategy, including base salary, incentive compensation, and equity-based grants, to assure that it promotes stockholder interests and supports our strategic and tactical objectives, and that it provides for appropriate rewards and incentives for our management and employees;

- Reviewing and determining the compensation of our executive officers, including the corporate goals and objectives to be considered in determining such compensation;

- Recommending to our Board of Directors the compensation for our directors;

- Administering our stock and equity incentive plans; and

- Reviewing, approving, and making recommendations to our Board of Directors regarding incentive compensation equity-based grants and equity plans.

At least annually, our Compensation Committee reviews and approves our executive compensation strategy and principles to ensure that they promote stockholder interests and support our strategic and tactical objectives, and that they provide for appropriate rewards and incentives for our executives. Our Compensation Committee also reviews and makes recommendations to our Board of Directors regarding the compensation of our non-employee directors. In determining the compensation of each of our executive officers, other than our Chief Executive Officer, our Compensation Committee considers the recommendations of our Chief Executive Officer, our human resources department, and our independent compensation consultant. In the case of the Chief Executive Officer, our Compensation Committee evaluates his performance and independently determines, considering the recommendations of our independent compensation consultant, whether to make any adjustments to his compensation.

Our Compensation Committee retained an independent compensation consultant, Aon Human Capital Solutions practice, a division of Aon plc ("Aon"), to assist in structuring our executive officer compensation and non-employee director compensation for fiscal year 2025. See "Role of Our Independent Compensation Consultant" in this proxy statement for more information on the independence and services provided by Aon and "2025 Compensation Peer Group" for information on the peer group used by the Compensation Committee for non-employee director and executive officer compensation. During fiscal year 2025, Aon did not provide Chegg or our Compensation

Committee with any other services other than those related to non-employee director and executive officer compensation. No work performed by Aon during 2025 raised a conflict of interest. For fiscal year 2026, the Compensation Committee has retained Aon as its independent compensation consultant.

GOVERNANCE AND SUSTAINABILITY COMMITTEE

The composition of our Governance and Sustainability Committee meets the requirements for independence under the rules, regulations and listing standards of the NYSE. The Governance and Sustainability Committee's responsibilities include the following, among others:

Governance and Sustainability Committee

CURRENT MEMBERS
Marne Levine, Chair
Ted Schlein
Marcela Martin

- Identifying, recruiting, evaluating, and recommending nominees to our Board of Directors and committees of our Board of Directors;
- Evaluating and reviewing with our Board of Directors the criteria for identifying and selecting new directors;
- Evaluating the performance of our Board of Directors and its committees;
- Considering and making recommendations to our Board of Directors regarding the composition and leadership structure of our Board of Directors and its committees;
- Overseeing and periodically reviewing our policies, initiatives, strategy, disclosures and engagement with investors and other key stakeholders related to ESG matters;
- Evaluating the adequacy of our corporate governance practices and reporting, taking into account developments in corporate governance practices; and
- Making recommendations to our Board of Directors concerning corporate governance and ESG matters.

2025 Board and Committee Meetings and Attendance

Our Board of Directors meets periodically during our fiscal year to review significant developments affecting us and to act on matters requiring the approval of the Board of Directors. During 2025 each member of the Board of Directors participated in at least 75% of the aggregate of all meetings of the Board of Directors and of all meetings of committees on which such member served that were held during the period in which such director served, other than a former director (Ms. Whelan) who did not stand for reelection at our 2025 Annual Meeting of Stockholders.

The following table sets forth the number of meetings held by our Board of Directors and the Committees during fiscal year 2025:

Name	Board of Directors	Audit Committee	Compensation Committee	Governance and Sustainability Committee
Number of meetings held in 2025	4	4	2	3

Board Attendance at Annual Meeting of Stockholders

Our policy is to invite and encourage our Board of Directors to attend our Annual Meeting. All of our then-serving directors attended our last Annual Meeting of Stockholders held on June 4, 2025.

Presiding Director of Non-Employee Director Meetings

The non-employee directors meet in regularly scheduled executive sessions without management to promote open and honest discussion. Ms. Levine, our lead independent director, is the presiding director at these meetings.

Director Commitments

Each member of the Board of Directors is expected to spend the time and effort necessary to properly discharge their responsibilities as directors in accordance with the criteria set forth in our Corporate Governance Guidelines. Our Chief Executive Officer may only serve on two public company boards (including our Board of Directors) and two for-profit private company boards, and no other director may serve on more than four public company boards, including our Board of Directors, in order to devote adequate time and effort to their responsibilities as our directors.

Communication with Directors

Stockholders and interested parties who wish to communicate with our Board of Directors, non-management members of our Board of Directors as a group, a committee of the Board of Directors or a specific member of our Board of Directors (including our Chairperson or lead independent director) may do so by mailing letters addressed to the attention of our Corporate Secretary.

All communications are reviewed by the Corporate Secretary and provided to the members of the Board of Directors consistent with a screening policy providing that unsolicited items, sales materials, and other routine items and items unrelated to the duties and responsibilities of the Board of Directors not be relayed on to directors.

The address for these communications is:

Chegg, Inc.
2261 Market Street STE 46218
San Francisco, CA 94114
Attn: Corporate Secretary

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. Our Code of Business Conduct and Ethics is publicly available on our Investor Relations section of our website located at **https://investor.chegg.com**, under "Corporate Governance." If we amend or waive any provision of our Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, we intend to satisfy any applicable disclosure obligations with respect to such waiver or amendment by posting the information on our website rather than by filing a Current Report on Form 8-K. For waivers involving executive officers or directors, any disclosure required under applicable NYSE listing standards will also be made available on our website. There were no waivers of the Code of Business Conduct and Ethics for any of our directors or executives during fiscal year 2025.

Insider Trading and Hedging and Pledging Policies

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees that is designed to promote compliance with insider trading laws, rules, and regulations, as well as procedures designed to further the foregoing purposes. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to our Annual Report on Form 10-K for our fiscal year ended December 31, 2025. In addition, from time to time, the Company may engage in transactions in Company securities. It is the Company's intent to comply with applicable laws and regulations relating to insider trading.

Our Insider Trading Policy prohibits hedging or monetization transactions, such as zero cost collars and forward sale transactions, and transactions relating to the future price of our common stock, such as put or call options and short sales. Additionally, no individual may use Chegg securities as collateral in a margin account or pledge Chegg securities as collateral for a loan or modify an existing pledge unless the individual wishing to pledge securities submits a request for preclearance to the Insider Trading Compliance Officer in advance.

Compensation Recovery ("Clawback") Policy

In October 2023, our Board of Directors adopted a compensation recovery policy intended to comply with the requirements of the Dodd-Frank Act, as implemented by NYSE rules and the SEC's rules and regulations policy ("Clawback Policy"). The Clawback Policy requires us to recover certain cash or equity-based incentive-based compensation (as defined in the Clawback Policy) paid or granted to our officers, and such additional employees as may be identified from time to time, in the event we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under the securities laws. The Clawback Policy requires each person covered thereby to reimburse or forfeit to us all incentive-based compensation received by them prior to the restatement that exceeds the amount they would have received had their incentive-based compensation been calculated based on the financial restatement. The recovery period extends up to three years prior to the date that it is, or reasonably should have been, concluded that we are required to prepare a restatement. The Clawback Policy applies to incentive-based compensation that is received (as defined in the Clawback Policy) after the effective date of the applicable NYSE rules. Per applicable requirements, the Clawback Policy is enforced without consideration of responsibility or fault or lack thereof. The full text of the Clawback Policy is included as Exhibit 97.1 to our Annual Report on Form 10-K for the year ended December 31, 2023.

Equity Grant Timing

The Company does not currently grant stock options, stock appreciation rights, or similar instruments with option-like features and has no policies or practices to disclose pursuant to Item 402(x)(1) of Regulation S-K.

Nomination Process and Director Qualification

Nomination to the Board of Directors

Candidates for nomination to our Board of Directors are selected by our Board of Directors based on the recommendation of our Governance and Sustainability Committee in accordance with that committee's charter, our Certificate of Incorporation and Bylaws, our Corporate Governance Guidelines, and any criteria adopted by our Board of Directors regarding director candidate qualifications. In recommending candidates for nomination, the Governance and Sustainability Committee considers candidates recommended by directors, officers, employees, stockholders and others, using the same criteria to evaluate all candidates. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate. The committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.

Additional information regarding the process for properly submitting stockholder nominations for candidates for membership on our Board of Directors is set forth below under the "Additional Information—Stockholder Proposals to Be Presented at the Next Annual Meeting" section of this proxy statement.

Director Qualifications

With the goal of developing a diverse, experienced and highly qualified Board of Directors, the Governance and Sustainability Committee is responsible for developing and recommending to our Board of Directors the desired qualifications, expertise and characteristics of members of our Board of Directors that the committee believes must be met by a committee-recommended nominee for membership to our Board of Directors and any specific qualities or skills that the committee believes are necessary for one or more of the members of our Board of Directors to possess.

Since the identification, evaluation and selection of qualified directors is a complex and subjective process that requires consideration of many intangible factors, and will be significantly influenced by the particular needs of the Board of Directors from time to time, our Board of Directors has not adopted a specific set of minimum qualifications, qualities or skills that are necessary for a nominee to possess, other than those that are necessary to meet U.S. legal and regulatory requirements, the listing rules of the NYSE, and the provisions of our Certificate of Incorporation, Bylaws, Corporate Governance Guidelines, and charters of the committees of the Board of Directors. In addition, neither our Board of Directors nor our Governance and Sustainability Committee has a formal policy with regard to the consideration of diversity in identifying nominees. When considering candidates for nomination, the Governance and Sustainability Committee may take into consideration many factors, including, among other things, a candidate's independence, integrity, skills, financial and other expertise, breadth of experience, knowledge about our business or industry and willingness and ability to devote adequate time and effort to responsibilities of the Board of Directors, in the context of its existing composition. Through the nomination process, the Governance and Sustainability Committee seeks to promote board membership that reflects a diversity of business experience, expertise, viewpoints, personal backgrounds and other characteristics that are expected to contribute to the Board of Directors overall effectiveness and the needs of the Board of Directors and its committees. The brief biographical description of the nominee set forth in Proposal No. 1 below includes the primary individual experience, qualifications, attributes and skills of the director nominee that led to the conclusion that the director nominee should serve as a member of our Board of Directors at this time.

Director Onboarding and Continuing Education

Our director orientation program familiarizes new directors with Chegg's businesses, strategies and policies, and assists them in developing the skills and knowledge required for their service on the Board of Directors and assigned committees. New directors are provided a comprehensive orientation about Chegg, including our business operations, strategy and governance. New directors have one-on-one sessions with the Chief Executive Officer, other directors and other members of management. New Audit Committee members also have one-on-one sessions with our independent registered public accounting firm. Members of our management team regularly review with the Board of Directors the operating plan of the business and Chegg as a whole. Directors are encouraged to attend outside director continuing education programs sponsored by educational and other institutions that provide educational briefings on business, corporate governance, regulatory and compliance matters and other topics that help to enhance the skills and knowledge of our Board members.

Board Evaluations

Each year, our directors complete an assessment of Board of Directors and committee performance through evaluations facilitated by our Governance and Sustainability Committee and our outside counsel. The assessment includes director interviews conducted by our outside counsel and the Chair of our Governance and Sustainability Committee and our outside counsel. The interview process is designed to allow for assessment of Board of Directors and committee meeting content, structure, processes, practices and performance, an individual director's own performance and contributions as well as the performance and contributions of such director's fellow members of the Board of Directors, and the structure and performance of the leadership of the Board of Directors and its committees. To protect the anonymity and the integrity of the Board of Directors and committee assessment process, none of the comments provided in the interviews are attributed to to any individual director. The Board of Directors then discusses the assessment and determines if any follow-up actions are appropriate. If follow-up action is needed, the Board of Directors and any applicable committee develops a plan to address matters raised in the assessment, as appropriate.



Proposal No. 1

Election of Directors

Our Board of Directors currently consists of five directors and is divided into three classes, with each class serving for three years and with the terms of office of the respective classes expiring in successive years. Directors in Class I will stand for election at this meeting. In addition, due to the rebalance of the classes that the Board approved on March 25, 2026, as discussed in more detail below, Ms. Budig, a former Class I director was moved to Class III and will stand for election at this meeting. The terms of office of our other current directors in Class II and Class III do not expire until the Annual Meetings of Stockholders to be held in 2027 and 2028, respectively.

At the recommendation of our Governance and Sustainability Committee, our Board of Directors proposes the individuals named below for election to the Board at the Annual Meeting. Dan Rosensweig and Ted Schlein have been nominated for election as Class I directors for a three-year term expiring at the Annual Meeting of Stockholders to be held in 2029, and until their respective successors have been duly elected and qualified or until their earlier resignation or removal. In addition, in order to achieve an as equal balance as reasonably possible for the composition of the classes of directors, on March 25, 2026, Ms. Budig was moved from Class I to Class III. As a result, to ensure that our stockholders have an opportunity to vote on Ms. Budig's election at least every three years, she has been nominated to stand for election at this meeting with a term expiring at the Annual Meeting of Stockholders to be held in 2028 with the other Class III director. The Board consists of two Class I directors, one Class II director, and two Class III directors.

Unless otherwise instructed, shares of our common stock represented by proxies will be voted "FOR" the election of each nominee named below. The Board knows of no reason why any nominee would be unable or unwilling to serve as a director if elected. If the nominee for any reason is unable to serve, or for good cause will not serve, the proxies may be voted for such substitute nominee as the proxy holder may determine. Each nominee has consented to being named in this proxy statement and to serve if elected. Proxies only can be voted for the number of persons named as nominees in this proxy statement, which is three, and stockholders may not cumulate their votes.

Nominees to the Board of Directors

The nominees, and their ages, occupations, and length of service on our Board of Directors are provided in the table below. Additional biographical description of each nominee is set forth in the pages that follow. This description includes the primary experience, qualifications, qualities and skills of each nominee that led to the conclusion that such nominee should serve as a member of our Board of Directors at this time.

Name of Director/Nominee	Age[6]	Principal Occupation	Joined Our Board
Renee Budig[1][2][3]	65	Former Executive Vice President and Chief Financial Officer, Paramount Streaming, a division of Paramount Global, Inc.	November 2015
Dan Rosensweig[4]	64	President and Chief Executive Officer, Executive Chairman of Chegg Inc.	March 2010
Ted Schlein[1][4][5]	62	General Partner of Kleiner Perkins	December 2008

(1)   Member of the Audit Committee.

(2)   Member of the Compensation Committee.

(3)   As noted above, effective as of March 25, 2026, Ms. Budig was moved from Class I to Class III and as a result she is nominated to be re-elected to the Board as a Class III Member, with a term expiring at the 2028 annual meeting.

(4)   Class I Member.

(5)   Member of the Governance and Sustainability Committee.

(6)   Age as of the Record Date of the 2026 Annual Meeting.

Continuing Directors

Our other directors who are serving for terms that end in 2027 and 2028, and their ages, principal occupations and length of service on our Board of Directors are provided in the table below. Additional biographical descriptions of each continuing director are set forth in the pages that follow. These descriptions include the primary experience, qualifications, qualities and skills of each continuing director that led to the conclusion that each director should continue to serve as a member of our Board of Directors at this time.

Name of Director	Age[4]	Principal Occupation	Joined Our Board
CLASS II DIRECTOR - TERM EXPIRING 2027:			
Marne Levine[1][2]	55	Chief Operating Officer, Brain Co	May 2013
CLASS III DIRECTOR - TERM EXPIRING 2028:			
Marcela Martin[2][3]	54	Chief Financial Officer and Chief Operating Officer, Contentsquare	September 2021

(1)   Member of the Compensation Committee

(2)   Member of the Governance and Sustainability Committee.

(3)   Member of the Audit Committee.

(4)   Age as of the Record Date of the 2026 Annual Meeting.

Directors for Election



Chair of Compensation Committee and Member of Audit Committee

DIRECTOR SINCE:

2015 (Class III)

Renee Budig

Renee Budig has served on our Board of Directors since November 2015. From September 2012 to January 2021, Ms. Budig served as the Executive Vice President and Chief Financial Officer of Paramount Streaming, a division of Paramount Global Inc. (formerly CBS Interactive, a division of CBS Inc.), an online content network for information and entertainment. From 2010 to September 2012, Ms. Budig served as Chief Financial Officer of Hightail, Inc. (formerly branded YouSendIt and acquired by OpenText), a cloud service that allowed users to send, receive, digitally sign and synchronize files. From 2006 to 2010, Ms. Budig was the Vice President of Finance at Netflix, Inc., a multinational provider of on-demand Internet streaming media. Ms. Budig served on the board of directors of iRhythm Technologies from April 2020 to May 2023. Ms. Budig holds a B.S. in Business Administration from the University of California, Berkeley.

We believe that Ms. Budig should continue to serve on our Board of Directors due to her extensive background in consumer technology companies and her financial expertise through her service as a Chief Financial Officer.



President and Chief Executive Officer; Chairperson of the Board of Directors

DIRECTOR SINCE:

2010 (Class I)

Dan Rosensweig

Dan Rosensweig has served as Chegg's President and Chief Executive Officer since October 27, 2025, as Executive Chairman since June 2024 and as Chairperson of our Board of Directors since October 2025. Mr. Rosensweig previously served as our President and Chief Executive Officer from February 2010 to June 2024, as Co-Chairperson of our Board of Directors from July 2018 to October 2025 and as Chairperson of our Board of Directors from March 2010 to July 2018. From 2009 to 2010, Mr. Rosensweig served as President and Chief Executive Officer of RedOctane, a business unit of Activision Publishing, Inc. and developer, publisher, and distributor of Guitar Hero. From 2007 to 2009, Mr. Rosensweig was an Operating Principal at the Quadrangle Group, a private investment firm. From 2002 to 2009, Mr. Rosensweig served as Chief Operating Officer of Yahoo! Inc., an internet content and service provider. Prior to serving at Yahoo!, Mr. Rosensweig served as the President of CNET Networks and prior to that as Chief Executive Officer and President of ZDNet, until it was acquired by CNET Networks. Mr. Rosensweig currently serves on the board of directors of Adobe Systems Incorporated and Rent the Runway, Inc. Mr. Rosensweig holds a B.A. in Political Science from Hobart and William Smith Colleges.

We believe that Mr. Rosensweig should continue to serve on our Board of Directors due to the perspective and experience he brings as our President and Chief Executive Officer and his extensive experience with consumer internet and media companies.



Member of Audit Committee and Governance and Sustainability Committee

DIRECTOR SINCE:

2008 (Class I)

Ted Schlein

Ted Schlein has served on our Board of Directors since December 2008. Mr. Schlein has served as a General Partner of Kleiner Perkins, a venture capital firm, since November 1996. Mr. Schlein is also Chairman and a General Partner of Ballistic Ventures. From 1986 to 1996, Mr. Schlein served in various executive positions at Symantec Corporation, a provider of internet security technology and business management technology solutions, including as Vice President of Enterprise Products. Mr. Schlein currently serves on the boards of directors of a number of privately held companies. Mr. Schlein previously served on the board of directors of IronNet, Inc. from August 2021 to February 2024. Mr. Schlein holds a B.A. in Economics from the University of Pennsylvania.

We believe that Mr. Schlein should continue to serve on our Board of Directors due to his extensive experience working with and investing in technology companies.

Current Directors



Member of Compensation Committee and Chair of Governance and Sustainability Committee

DIRECTOR SINCE:

2013 (Class II)

Marne Levine

Marne Levine brings extensive experience in the policy, communication, and technology fields, and has served on our Board of Directors since May 2013. Since October 2025, Ms. Levine has served as Chief Operating Officer of Brain Co., a developer of AI platforms and applications for large enterprises and government institutions. From September 2021 to February 2023, Ms. Levine served as the Chief Business Officer at Meta Platforms, Inc. (doing business as Meta and formerly known as Facebook, Inc.), a social media company, and served as its Vice President of Global Partnerships, Business and Corporate Development from February 2019 to June 2021. Previously, Ms. Levine served as Chief Operating Officer of Instagram from December 2014 to February 2019 where she was responsible for helping to scale the company's business and operations globally and turn Instagram from a beloved app into a thriving business. She joined Meta in 2010 as Meta's first Vice President of Global Policy, a position she held for four years. Prior to Meta, Ms. Levine served in the Obama Administration as Chief of Staff of the National Economic Council (NEC) at the White House and Special Assistant to the President for Economic Policy. From 2006 to 2008, Ms. Levine was Head of Product Management for Revolution Money, an early-stage start-up working on person-to-person online money transfers, which was ultimately sold to American Express. Prior to this, she served as Chief of Staff to Larry Summers, then President of Harvard University. Ms. Levine began her career in 1993 at the United States Department of Treasury under President Bill Clinton where she held several leadership positions. Ms. Levine currently serves on the board of directors of Clear Secure, Inc. She holds a B.A. in Political Science and Communications from Miami University and an M.B.A. from Harvard Business School.

We believe that Ms. Levine should continue to serve on our Board of Directors due to her extensive experience scaling brands globally and serving in executive positions at global technology companies.



Chair of Audit Committee and Member of Governance and Sustainability Committee

DIRECTOR SINCE:

2021 (Class III)

Marcela Martin

Marcela Martin brings extensive experience in the finance, technology, and media industries and has served on our Board of Directors since September 2021. Ms. Martin has served as Chief Financial Officer at Contentsquare since November 2024 and Chief Operating Officer since September 2025. Previously, Ms. Martin served as Advisor, and earlier, as Chief Financial Officer at Ouro from January 2024 to November 2024 and Ms. Martin also served as the President of BuzzFeed, Inc. from August 2022 to January 2024. Ms. Martin was Chief Financial Officer at Squarespace from November 2020 to July 2022 and Senior Vice President and Chief Financial Officer from January 2019 to November 2020 at Booking.com. Ms. Martin was Executive Vice President and Chief Financial Officer of National Geographic Partners from January 2016 to December 2018. From 2003 to 2007, Ms. Martin was Vice President and Deputy Chief Financial Officer for Fox International Channels and Executive Vice President and Chief Financial Officer from 2007 to 2016. Ms. Martin currently serves on the board of directors of Cvent and VusionGroup. Ms. Martin previously served on the board of directors of Avalara, Inc. from September 2021 to October 2022. Ms. Martin holds a B.S. in Accounting from the University of Moron, Argentina, and an M.B.A. from the University of Liverpool, United Kingdom.

We believe that Ms. Martin should continue to serve on our Board of Directors due to her extensive financial experience through her service as a Chief Financial Officer of public and private entities.

Director Compensation

We compensate our non-employee directors with a combination of cash and equity. The form and amount of compensation paid to our non-employee directors for serving on our Board of Directors and its committees is designed to be competitive in light of industry practices and the obligations imposed by such service. In order to align the long-term interests of our directors with those of our stockholders, the majority of director compensation is provided in equity-based compensation. The Compensation Committee, after considering the information, analysis, and recommendations provided by Aon, including data regarding compensation paid to non-employee directors by companies in our "peer group" (as described in the "Executive Compensation" section of this proxy statement), evaluates the appropriate level and form of compensation for non-employee directors and recommends compensation changes to the Board when appropriate.

Annual Fees

Our non-employee directors were compensated in 2025 as follows:

- an annual cash retainer of $40,000 for serving on our Board of Directors;
- an annual cash retainer of $10,000 for serving in a non-chair position on a standing committee of the Board of Directors;
- an annual cash retainer of $20,000 for serving as the Chair of a standing committee of the Board of Directors; and
- an annual cash retainer of $75,000 for serving as the Co-Chairperson or Chairperson of our Board of Directors.

We pay the annual retainer fee and any additional fees to each director in arrears in equal quarterly installments.

Equity Awards

Our non-employee director compensation policy provides that annually each non-employee director will be granted, immediately following our Annual Meeting of Stockholders, a Restricted Stock Unit Award ("RSU") having a fair market value on the date of grant equal to $200,000 that vests in full on the one-year anniversary of the date of grant.

In March 2025, the Compensation Committee began a comprehensive review of director compensation. This review included benchmarking the form, amount, and structure of compensation, and utilized peer data provided by Aon. However, in June 2025, to help manage our objectives regarding our equity burn rate, our Board of Directors approved a reduced grant for the five continuing non-employee directors, who each received an annual award of 55,000 RSUs on June 4, 2025, with a fair market value on the date of grant of $68,750 per director (the "June Board Grant"). The June Board Grant was made to each of Messrs. Sarnoff and Schlein and Mses. Budig, Levine, and Martin on June 4, 2025, the date of the 2025 Annual Meeting of Stockholders. In November 2025, following the completion of the compensation review, the Compensation Committee determined to leave the form and structure of non-employee director compensation unchanged from the previous year. As a result, the Compensation Committee considered grants of RSU awards intended to equal the difference between the $200,000 target annual equity award and the value of the June Board Grant. Subsequently, on November 17, 2025, the non-employee directors on our Board at that time (Mr. Schlein and Mses. Budig, Levine, and Martin) received a grant of 115,132 RSUs, with a fair market value on the date of grant of $117,435 (the "November Board Grant"). For these four directors, the combined fair market value of the June Board Grant and the November Board Grant was $186,185.

Awards granted to non-employee directors under the policies described above will accelerate and vest in full in the event of a Change of Control. In addition to the awards provided for above, non-employee directors are eligible to receive discretionary equity awards.

Non-employee directors receive no other form of remuneration, perquisites, or benefits, but are reimbursed for their expenses in attending meetings, including travel, meals and other expenses incurred to attend meetings solely among the non-employee directors.

Stock Ownership Guidelines for Directors

Our Board of Directors has established minimum Stock Ownership Guidelines for non-employee directors (the "Director Stock Ownership Guidelines") that require each director to own Chegg equity having a value of at least three times his or her base annual cash retainer of $40,000. Shares subject to stock options, RSUs, and performance-based RSUs ("PSUs") do not count towards the satisfaction of these guidelines. Each non-employee director who was a director at the time the Director Stock Ownership Guidelines were adopted was given until May 2023 to reach this ownership level. Each director elected after the establishment of the Director Stock Ownership Guidelines has five years from the year elected to reach the specified ownership level. Each of our non-employee directors is in compliance with the minimum ownership requirement.

2025 Director Compensation Table

The following table provides information for the year ended December 31, 2025 regarding all compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion or all of 2025. Mr. Schultz, our former President and Chief Executive Officer, did not receive any compensation for his service as a director during the year ended December 31, 2025. Mr. Rosensweig, our current President and Chief Executive Officer, received compensation as Executive Chair during 2025; all of Mr. Rosensweig's compensation is reported in the Summary Compensation Table, and not in the table below.

Name	Fees Earned or Paid in Cash ($)[6]	RSU Awards ($)[7]	Total ($)[8]
Renee Budig[1]	70,000	186,185	256,185
Marne Levine	65,380	186,185	251,565
Marcela Martin[2]	65,000	186,185	251,185
Richard Sarnoff[3]	78,329	68,750	147,079
Ted Schlein	60,000	186,185	246,185
Melanie Whelan[4]	25,598	—	25,598
John (Jed) York[5]	21,332	—	21,332

(1) Committee fees for Ms. Budig are prorated to reflect her transition from a member of the Compensation Committee to Chair of the Compensation Committee, effective June 4, 2025, and from Chair of the Audit Committee to a member of the Audit Committee, effective June 4, 2025.

(2)   Committee fees for Ms. Martin are prorated to reflect her transition from a member of the Audit Committee to Chair of the Audit Committee, effective June 4, 2025, and to a member of the Governance and Sustainability Committee, effective June 4, 2025. The cash fee paid to Ms. Martin in 2025 included an overpayment of $3,533 due to an administrative failure to prorate her fees paid related to the changes in her committee service in June 2025. The cash fee paid in the first quarter of 2026 was reduced by the amount of the overpayment in 2025. The amount reported in this table is the amount actually paid in 2025.

(3)   All director fees for Mr. Sarnoff are prorated to reflect his resignation from the Board of Directors, including as a member of the Audit Committee, member of the Compensation Committee and Co-Chairperson of the Board of Directors effective October 21, 2025.

(4)   All director fees for Ms. Whelan are prorated to account for her departure from the Board of Directors, including as Chair of the Compensation Committee, with her term ending effective June 4, 2025.

(5)   All director fees for Mr. York are prorated to account for his decision not to stand for reelection, with his term as a director, and as a member of the Governance and Sustainability Committee, ending at our 2025 Annual Meeting of Stockholders.

(6)   All director fees were paid at the end of the quarter for which services were provided.

(7)   Amounts shown in this column do not reflect dollar amounts actually received by non-employee directors. Instead these amounts reflect the aggregate grant date fair value calculated in accordance with Financial Accounting Standards Board, Accounting Standards Codification Topic 718, Compensation-Stock Compensation, (formerly SFAS 123R) ("ASC 718"), for awards granted during 2025. During 2025, each non-employee member of the Board of Directors, who was a director as of the close of our 2025 Annual Meeting of Stockholders on June 4, 2025, was granted an RSU award covering 55,000 shares of our common stock with an aggregate grant date fair value of $68,750 (referred to in the narrative as the June Board Grant). Additionally, each non-employee member of the Board of Directors, who was a director on November 17, 2025, was granted a "true-up" RSU award covering 115,132 shares of our common stock with an aggregate grant fair value of $117,435 (referred to in the narrative as the November Board Grant). The grant date fair value for RSUs was determined using the closing share price of our common stock on the date of grant. For information on other valuation assumptions with respect to stock awards, refer to notes 2 and 13 of the notes to consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025. There can be no assurance that this grant date fair value will ever be realized by the non-employee director.

(8)   Non-employee directors receive no other form of remuneration, perquisites or benefits for their service as members of our Board of Directors, but they are reimbursed for their reasonable travel expenses incurred in attending Board of Directors and committee meetings and certain Chegg events and approved continuing education programs.

Our non-employee directors held the following number of stock options and unvested RSU awards as of December 31, 2025.

Name	Option Awards ($)	RSU Awards ($)
Renee Budig[1]	58,175	170,132
Marne Levine	58,175	170,132
Marcela Martin	—	170,132
Ted Schlein	58,175	170,132

 **Our Board of Directors recommends a vote "FOR" each of the Class I director nominees and the Class III nominee.**

Proposal No. 2

Chegg

Non-Binding Advisory Vote To Approve Executive Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act") and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") we are required to seek, on a non-binding advisory basis, stockholder approval of the compensation of our named executive officers as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on the compensation of our named executive officers.

Compensation Program and Philosophy

Our executive compensation program is designed to:

- Attract, motivate and retain highly qualified executive officers in a competitive market;
- Provide compensation to our executives that is competitive and reward the achievement of challenging business objectives; and
- Align our executive officers' interests with those of our stockholders by providing a significant portion of total compensation in the form of equity awards.

Our Board of Directors believes that our current executive compensation program has been effective at aligning our executive officers' interests with those of our stockholders. Stockholders are urged to read the "Executive Compensation" section of this proxy statement, which further discusses our executive compensation and which contains tabular information and narrative discussion about the compensation of our named executive officers.

The Compensation Committee and the Board of Directors believe that our policies and procedures are effective in implementing our compensation philosophy and in achieving our goals. Accordingly, we are asking our stockholders to indicate their support for the compensation of our named executive officers as described in this proxy statement by voting '"FOR" approval of the following resolution:

"RESOLVED, that the stockholders approve, on a non-binding advisory basis, the compensation of Chegg, Inc.'s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the compensation tables and the accompanying narrative disclosures set forth in the proxy statement relating to Chegg, Inc.'s 2026 Annual Meeting of Stockholders."

 **Our Board of Directors recommends a vote "FOR" approval of the compensation of our named executive officers, on a non-binding basis, as disclosed in this proxy statement.**



Proposal No. 3

Ratification of Independent Registered Public Accounting Firm

Our Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our Audit Committee has selected Grant Thornton LLP ("Grant Thornton") as our principal independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2026. As a matter of good corporate governance, our Audit Committee has decided to submit its selection of its principal independent registered public accounting firm to stockholders for ratification. In the event that the appointment of Grant Thornton is not ratified by our stockholders, the Audit Committee will reconsider whether to retain the selected firm. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and its stockholders the selected firm.

Deloitte & Touche LLP ("Deloitte") audited our financial statements for the fiscal years ended December 31, 2025 and December 31, 2024. Representatives of Deloitte are not expected to be present at the Annual Meeting. Representatives of Grant Thornton are expected to be present at the Annual Meeting, and they will be given an opportunity to make a statement at the meeting if they desire to do so, and will be available to respond to appropriate questions.

Independent Registered Public Accounting Firm Change

On April 13, 2026 the Audit Committee approved the dismissal of Deloitte as the Company's independent registered public accounting firm. Deloitte's reports on the Company's consolidated financial statements for the fiscal years ended December 31, 2025 and 2024 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2025 and 2024, and during the subsequent interim period through April 13, 2026, there were no (i) disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements, if not resolved to Deloitte's satisfaction, would have caused Deloitte to make reference thereto in its reports on the Company's consolidated financial statements and (ii) reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

On April 13, 2026, the Audit Committee approved the appointment of Grant Thornton as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026. During the fiscal years ended December 31, 2025 and 2024, and during the subsequent interim period through April 13, 2026, neither the Company nor anyone on its behalf consulted with Grant Thornton regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event, as described in Item 304(a)(1)(v) of Regulation S-K.

Independent Registered Public Accounting Firm's Fees Report

We regularly review the services and fees of our independent registered public accounting firm. These services and fees are also reviewed with our Audit Committee annually.

In addition to performing the audit of our consolidated financial statements for the fiscal years ended December 31, 2025 and 2024, Deloitte, a member firm of Deloitte Touche Tohmatsu Limited and their respective affiliates (the "Deloitte Group"), provided various other services during 2025 and 2024. Our Audit Committee determined that the Deloitte Group's provisioning of these services, which are described below, did not impair Deloitte's, or the Deloitte Group's, independence from Chegg.

Fees Paid to Independent Registered Public Accounting Firm

Fees billed to us by the Deloitte Group for services rendered in 2025 and 2024 consisted of the following:

Fees Billed to Chegg	Fiscal Year 2025 ($)	Fiscal Year 2024 ($)
Audit fees	2,551,512	3,398,595
Audit related fees	—	—
Tax fees	323,659	283,934
All other fees	5,685	14,290
Total fees	2,880,856	3,696,819

Audit Fees

Audit Fees include the aggregate fees incurred for the audits of the annual consolidated financial statements and the effectiveness of our internal control over financial reporting, including accounting consultations and the review of our quarterly financial statements. In addition, this category also includes fees for services that were incurred in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

There were no audit-related fees billed by or to be billed by the Deloitte Group for the fiscal years ended December 31, 2025 and December 31, 2024.

Tax Fees

Tax fees primarily included tax compliance, tax advisory and consulting services.

All Other Fees

All other fees primarily included subscriptions and training conferences.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. Our Audit Committee may also pre-approve particular services on a case-by-case basis. All of the services relating to the fees described in the table above were approved by our Audit Committee.

 **Our Board of Directors recommends a vote "FOR" approval of Proposal No. 3.**

Proposal No. 4

Chegg

Approval of an Amendment to our Restated Certificate of Incorporation to effect a Reverse Stock Split

We are asking stockholders to approve a proposed amendment to our Restated Certificate of Incorporation to effect a reverse split of our outstanding common stock at a ratio of any whole number ranging from between 1-for-4 and 1-for-15, subject to and as determined by our Board of Directors. Our Board of Directors has unanimously approved and declared advisable the proposed amendment and recommends that our stockholders vote to approve the amendment. The language of the amended and restated Section 1 of Article IV of our Restated Certificate of Incorporation, which would be contained in an amendment to effect the Reverse Stock Split, is attached to this proxy statement as Appendix A.

The primary reason we are seeking stockholder approval of the Reverse Stock Split is to attempt to increase the per-share market price of our common stock to exceed the minimum per-share closing price requirements for continued listing on the NYSE. We believe that if our stockholders do not approve the Reverse Stock Split proposal, our common stock will likely be delisted from the NYSE.

The rules of the NYSE require that the Company maintain a closing price for shares of common stock of at least $1.00 per share (also referred to as the "minimum price requirement"). As previously disclosed, on December 12, 2025, the NYSE notified us that the Company is not in compliance with Section 802.01C of the NYSE Listed Company Manual because the average closing price for shares of the Company's common stock as of December 11, 2025 was less than $1.00 over a consecutive 30 trading-day period. On December 24, 2025, we notified the NYSE that we intend to cure the stock price deficiency and to return to compliance with the minimum price requirement. We can regain compliance at any time during the six-month cure period following receipt of the NYSE notice if on the last trading day of any calendar month during the cure period our common stock has both (1) a closing share price of at least $1.00 and (2) an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. Notwithstanding the six-month cure period, because we have informed the NYSE staff of our intent to seek stockholder approval of the Reverse Stock Split at this Annual Meeting, so long as (a) our stockholders approve the Reverse Stock Split, (b) we effect the Reverse Stock Split promptly after the meeting, (c) the closing price for shares of our common stock promptly exceeds $1.00 per share, and (d) the closing price remains above the minimum level for at least the following 30 trading days, we will return to compliance with the minimum price requirement and we believe that Chegg will not be delisted as a result of the minimum price requirement at that time.

The NYSE notice has not had any effect on the listing or trading of the Company's common stock, which will continue to be listed and traded on the NYSE during the applicable cure period and the pendency of a measurement period following the Reverse Stock Split, subject to the Company's compliance with all other NYSE continued listing standards.

If our stockholders approve this proposal, then we will cause an amendment to the Restated Certificate of Incorporation to be filed promptly with the Delaware Secretary of State and effect the Reverse Stock Split if and only if our Board of Directors determines that the Reverse Stock Split continues to be in the best interests of the Company and its stockholders. As filed, the amendment would state the number of outstanding shares to be combined into one share of our common stock, at a final ratio within the range approved by our stockholders and subsequently designated by our Board of Directors. Following the stockholders' approval of this Proposal 4, no further action on the part of the stockholders will be required to implement the Reverse Stock Split.

Our Board of Directors also may determine, in its sole discretion, not to effect the Reverse Stock Split and not to file the related amendment. Although we presently intend to effect the Reverse Stock Split to regain compliance with the minimum price requirement, our Board of Directors has reserved the right, notwithstanding our stockholders' approval of the proposed amendment of the Restated Certificate of Incorporation, to abandon the proposed amendment at any time (without further action by our stockholders) before the amendment of the Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware. Our Board of Directors may consider a variety of factors in determining whether or not to proceed with the proposed amendment of the Restated Certificate of Incorporation, including overall trends in the stock market, recent changes and anticipated trends in the per-share market price of our common stock, rule changes or guidance by the NYSE, business developments, and our actual and projected stock price performance.

As of April 14, 2026, there were 111,958,712 shares of our common stock issued and outstanding. Based on such number of shares of our common stock issued and outstanding, immediately following the effectiveness of the Reverse Stock Split, we will have, depending on the Reverse Stock Split ratio selected by our Board of Directors, issued and outstanding shares of stock as described below under the caption "Effects of the Reverse Stock Split - Effect on Shares of Common Stock."

The Reverse Stock Split will not change the number of authorized shares of our common stock or the relative voting power of such holders of our outstanding common stock. The number of authorized but unissued shares of our common stock will materially increase and become available for issuance by the Company. The Reverse Stock Split, if effected, would apply uniformly to all holders of our common stock.

No fractional shares of our common stock would be issued as a result of the Reverse Stock Split. Instead, any stockholder who would otherwise be entitled to receive a fractional share will have the number of new shares to which they are entitled rounded down to the next whole number of shares. Each holder of our common stock would hold the same percentage of the outstanding common stock immediately following the Reverse Stock Split as that stockholder did immediately prior to the Reverse Stock Split, except to the extent that the Reverse Stock Split may result in a stockholder receiving a rounded amount in lieu of a fractional share. The par value of our common stock would continue to be $0.001 per share (see "Effects of the Reverse Stock Split - Reduction in Stated Capital").

Reasons for the Reverse Stock Split

Our primary objective in effecting the Reverse Stock Split is to attempt to increase the per-share market price of our common stock to exceed the minimum per-share closing price requirements for continued listing on the NYSE. To maintain listing, the NYSE requires, among other things, that our common stock maintain a minimum closing bid price of $1.00 per share.

Although we expect that the Reverse Stock Split would increase the price per share of our common stock above the $1.00 per share minimum for the required number of days, thereby curing the deficiency and regaining compliance with the listing requirement, there can be no assurance that the Reverse Stock Split will have that effect, initially or in the future, or that it will enable us to maintain the listing of our common stock on the NYSE for any particular duration. We are not aware of any present efforts by anyone to accumulate our common stock, and the proposed Reverse Stock Split is not intended to be an anti-takeover device.

In addition, we believe that the low per-share market price of our common stock impairs its marketability to and acceptance by institutional investors and other members of the investing public, and creates a negative impression of the Company. Although decreasing the number of shares of our common stock outstanding should theoretically not affect the marketability of the shares, the type of investor who would be interested in acquiring them, or our reputation in the financial community by itself, in practice, many investors, brokerage firms, and market makers consider low-priced stocks as unduly speculative in nature and, as a matter of policy, avoid investment and trading in such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower-priced stocks. The presence of these factors may be adversely affecting, and may continue to adversely affect, not only the price of our common stock but also its trading liquidity.

We believe that the decrease in the number of shares of our outstanding common stock because of the Reverse Stock Split, and the anticipated increase in the price per share, could promote greater liquidity for our stockholders with respect to their shares. However, liquidity may be adversely affected by the reduced number of shares that would be outstanding if the Reverse Stock Split is effected, particularly if the price per share of our common stock begins a declining trend after the Reverse Stock Split is effected.

There can be no assurance that the Reverse Stock Split would achieve any of the desired results. There also can be no assurance that the price per share of our common stock immediately after the Reverse Stock Split would increase proportionately with the Reverse Stock Split, or that any increase would be sustained for any period of time.

In evaluating whether to seek stockholder approval for the Reverse Stock Split and determining the range of potential stock split ratios, our Board of Directors also considered potential negative factors associated with reverse stock splits which are described in the "Certain Risks and Potential Disadvantages Associated with a Reverse Stock Split" section of this proxy statement below. Additionally, once we have utilized a reverse stock split as a mechanism for regaining compliance with the minimum price requirement, if the price of our common stock again falls below $1.00 within one year, or during any two-year period, the cumulative ratio of reverse stock splits is 200 shares or more, then our common stock would not be eligible for any compliance period and the NYSE would immediately commence suspension and delisting procedures.

Even if our stockholders approve the Reverse Stock Split, our Board of Directors reserves the right not to effect the Reverse Stock Split if, in our Board of Directors' opinion, it would not be in the best interests of the Company or our stockholders to effect such Reverse Stock Split.

Criteria the Board of Directors May Use to Determine Whether to Implement the Reverse Stock Split

When determining whether to implement the Reverse Stock Split, and which Reverse Stock Split ratio to implement, if any, following the receipt of stockholder approval, the Board of Directors may consider various factors, including:

- the historical trading price and trading volume of our common stock;

- the then-prevailing trading price and trading volume of our common stock and the expected impact of the Reverse Stock Split on the trading market for our common stock in the short- and long-term;

- the listing requirements, other rules, and guidance from the NYSE;

- the number of shares of our common stock outstanding;

- the anticipated impact of a particular ratio on the Company's ability to reduce administrative and transactional costs; and

- prevailing general market, legal, and economic conditions.

The exact ratio of any Reverse Stock Split, within the range of 1-for-4 to 1-for-15, would be determined by our Board of Directors and publicly announced prior to the effective time of such Reverse Stock Split.

Certain Risks and Potential Disadvantages Associated with a Reverse Stock Split

We cannot assure that effecting the Reverse Stock Split will increase our stock price for any required time period.

We expect that, if implemented, the Reverse Stock Split will increase the market price of our common stock; however, the effect of the Reverse Stock Split on the market price of our common stock cannot be predicted with certainty, and the history of reverse stock splits for other companies has been varied. Some investors may view a reverse stock split negatively. It is possible that the per share price of our common stock after the Reverse Stock Split will not increase in the same proportion as the reduction in the number of our outstanding shares of common stock following the Reverse Stock Split.

Furthermore, the Reverse Stock Split may not result in a per-share price that would attract investors who do not trade in lower-priced stocks. Although we believe the Reverse Stock Split may enhance the marketability of our common stock to certain potential investors, we cannot assure you that, if implemented, our common stock will be more attractive to investors. Even if we implement the Reverse Stock Split, the market price of our common stock may decrease due to factors unrelated to the Reverse Stock Split, including our future performance or general market trends. If the Reverse Stock Split is consummated and the trading price of the common stock declines, the percentage declines as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Reverse Stock Split.

If implemented, the proposed Reverse Stock Split may decrease the liquidity of our common stock and result in higher transaction costs.

The liquidity of our common stock may be negatively impacted by the Reverse Stock Split, given the reduced number of shares that would be outstanding after the Reverse Stock Split, particularly if the stock price does not increase as a result of the Reverse Stock Split. Additionally, if the Reverse Stock Split is implemented, it will increase the number of our stockholders who own "odd lots" of fewer than 100 shares of common stock. Brokerage commissions and other costs of transactions for stockholders, are generally higher in connection with reverse stock splits, particularly for holders of odd lots. Accordingly, the Reverse Stock Split may not achieve the desired results of increasing marketability of our common stock as described above.

The Reverse Stock Split will not be accompanied by a decrease in our authorized shares.

Although the Reverse Stock Split would not have any dilutive effect on our stockholders, the reduction in outstanding shares that would result from the Reverse Stock Split would reduce the proportion of shares owned by our stockholders relative to the number of shares authorized for issuance, giving the Board of Directors an effective increase in the relative number of authorized shares available for issuance, in its discretion. From time to time, the Board of Directors may deem it to be in the best interests of the Company and its stockholders to enter into transactions and other ventures that may include the issuance of shares of our common stock. If the Board of Directors authorizes the issuance of additional shares of common stock subsequent to the Reverse Stock Split, the dilution to the ownership interest of our existing stockholders may be greater than would occur had the Reverse Stock Split not been effected.

Effective Time

If approved by stockholders and implemented by the Board of Directors, the effective time of the Reverse Stock Split (the "Effective Time") will be the date and time set forth in the Certificate of Amendment to the Restated Certificate of Incorporation that is filed with the Delaware Secretary of State, which we expect would be promptly after such filing is made with the Delaware Secretary of State.

If, at any time prior to the filing of such amendment with the Delaware Secretary of State, the Board of Directors, in its discretion, determines that it is in our best interests and the best interests of our stockholders to delay the filing of such amendment or abandon the Reverse Stock Split, the Reverse Stock Split may be delayed or abandoned, without any further action by our stockholders.

Fractional Shares

Stockholders would not receive fractional shares of common stock in connection with the Reverse Stock Split. Instead, any stockholders who would otherwise be entitled to receive a fractional share will have the number of new shares to which they are entitled rounded down to the next whole number of shares. Shares of our common stock held in registered form and shares of our common stock held in "street name" (that is, through a Broker) for the same stockholder will be considered held in separate accounts and will not be aggregated when effecting the Reverse Stock Split.

Effects of the Reverse Stock Split

General

After the Effective Time of the Reverse Stock Split, should the Board of Directors elect to implement it, each stockholder will own a reduced number of shares of common stock. However, the Reverse Stock Split would affect all of our stockholders uniformly and would not affect any stockholder's percentage ownership interests in the Company, except to the extent that the Reverse Stock Split would result in any of our stockholders owning a fractional share as described above. Voting rights and other rights and preferences of the holders of our common stock would not be affected by the Reverse Stock Split (other than as a result of the rounding down to the next whole share in lieu of fractional shares). For example, a holder of 2% of the voting power of the outstanding shares of our common stock immediately prior to the Reverse Stock Split would continue to hold 2% (assuming there is no impact as a result of the rounding down of share amounts in lieu of issuing fractional shares) of the voting power of the outstanding shares of our common stock immediately after the Reverse Stock Split. The number of stockholders of record would not be affected by the Reverse Stock Split.

The principal effects of the Reverse Stock Split would be that:

- each 4 to 15 shares of our common stock owned by a stockholder (depending on the Reverse Stock Split ratio selected by our Board of Directors) would be combined into one new share of our common stock;

- no fractional shares of common stock would be issued in connection with the Reverse Stock Split; instead, holders of common stock who would otherwise receive a fractional share of common stock pursuant to the Reverse Stock Split would receive a number of shares rounded down to the next whole share in lieu of the fractional share, as explained above;

- by reducing the number of shares of common stock outstanding without reducing the number of shares of available but unissued common stock, the Reverse Stock Split will effectively increase the relative number of authorized but unissued shares, which the Board of Directors may use in connection with future financings or other issuances;

- based upon the Reverse Stock Split ratio selected by our Board of Directors, proportionate adjustments would be made to the per share exercise price and the number of shares issuable upon the exercise or vesting of all then outstanding equity awards with respect to the number of shares of common stock subject to such award and the exercise price thereof, in each case to the extent applicable, subject to the terms of such awards;

- the number of shares of common stock authorized under the 2023 Equity Incentive Plan, the Amended and Restated 2013 Employee Stock Purchase Plan, and the 2023 Equity Inducement Plan, will be proportionately adjusted for the Reverse Stock Split ratio selected by our Board of Directors; and

- the number of stockholders owning "odd lots" of less than 100 shares of our common stock may potentially increase; odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots generally are proportionately higher than the costs of transactions in "round lots" of even multiples of 100 shares.

However, we believe that the benefits of the Reverse Stock Split outweigh any potential negative effects.

Effect on Shares of Common Stock

For the purposes of providing examples of the effect of the Reverse Stock Split on our common stock, the following table contains approximate information (without accounting for the settlement of fractional shares), based on share information as of April 14, 2026, of the effect of a Reverse Stock Split at certain ratios within the range of the proposed Reverse Stock Split ratios on the number of shares of our common stock authorized, outstanding, reserved for future issuance and not outstanding or reserved:

Status	Number of Shares of Common Stock Authorized	Number of Shares of Common Stock Issued and Outstanding	Number of Shares of Common Stock Reserved for Future Issuance	Number of Shares of Common Stock Authorized but Not Outstanding or Reserved
Pre-Reverse Stock Split	400,000,000	111,958,712	28,721,128	259,320,160
Post-Reverse Stock Split 1:4	400,000,000	27,989,678	7,180,282	364,830,040
Post-Reverse Stock Split 1:10	400,000,000	11,195,871	2,872,112	385,932,017
Post-Reverse Stock Split 1:15	400,000,000	7,463,914	1,914,741	390,621,345

After the Effective Time of the Reverse Stock Split, our DTC-eligible securities, including our common stock, will have new CUSIP numbers.

Effect on our Authorized Preferred Stock

The Reverse Stock Split, if implemented, would not affect the total authorized number of shares of our preferred stock or the par value of shares of our preferred stock, none of which are outstanding or reserved for issuance.

Effect on Outstanding Equity Awards and Equity Plans

If our stockholders approve the Reverse Stock Split and our Board of Directors decides to implement the Reverse Stock Split, as of the Effective Time and based on the Reverse Stock Split ratio selected by our Board of Directors, proportionate adjustments will be made to all then-outstanding equity awards with respect to the number of shares of common stock subject to such award and the exercise price thereof. In addition, the number of shares of common stock available for issuance under the 2023 Equity Incentive Plan, the Amended and Restated 2013 Employee Stock Purchase Plan, and the 2023 Equity Inducement Plan will be proportionately adjusted for the Reverse Stock Split ratio selected by our Board of Directors, such that fewer shares will be subject to such plans.

Reduction in Stated Capital

Pursuant to the Reverse Stock Split, the par value of our common stock would remain $0.001 per share. As a result of the Reverse Stock Split, at the Effective Time, the stated capital on our balance sheet attributable to our common stock would be reduced in proportion to the size of the Reverse Stock Split, subject to a minor adjustment in respect of the treatment of fractional shares, and the additional paid-in capital account would be credited with the amount by which the stated capital is reduced. Our stockholders' equity, in the aggregate, would remain unchanged.

Shares Held in Book-Entry and Through a Broker, Bank, or Other Holder of Record

The combination of, and reduction in, the number of our outstanding shares of common stock resulting from the Reverse Stock Split will occur automatically at the Effective Time without any additional action by our stockholders.

Upon the Reverse Stock Split, we intend to treat stockholders holding shares of our common stock in "street name" (that is, through a Broker) in the same manner as registered stockholders whose shares of our common stock are registered in their names. Brokers will be instructed to effect the Reverse Stock Split for their beneficial holders holding shares of our common stock in "street name"; however, these Brokers may apply their own specific procedures for processing the Reverse Stock Split. If you hold your shares of our common stock with a Broker, and you have any questions in this regard, we encourage you to contact such Broker.

If you hold registered shares of our common stock in a book-entry form, you do not need to take any action to receive your post-Reverse Stock Split shares of our common stock in registered book-entry form. If you are entitled to post-Reverse Stock Split shares of our common stock, a transaction statement will be sent to your physical or email address of record as soon as practicable after the Effective Time, indicating the number of shares of our common stock you hold.

If you hold any of your shares of our common stock in certificate form, you will receive a transmittal letter from our transfer agent as soon as practicable after the Effective Time. The transmittal letter will be accompanied by instructions specifying how you can exchange your certificate representing the pre-Reverse Stock Split shares of our common stock for either: (1) a certificate representing the post-Reverse Stock Split shares of our common stock or (2) post-Reverse Stock Split shares of our common stock in book-entry form, evidenced by a transaction statement that will be sent to your address of record indicating the number of shares of our common stock you hold. Beginning at the Effective Time of the Reverse Stock Split, each certificate representing pre-Reverse Stock Split shares of our common stock will be deemed for all corporate purposes to evidence ownership of post-Reverse Stock Split shares.

Stockholders should not destroy any share certificate(s) and should not submit any share certificate(s) unless and until requested to do so.

Interests of Certain Persons in Matters to be Acted Upon

No officer or director has any substantial interest, direct or indirect, by security holdings or otherwise, in the Reverse Stock Split that is not shared by all of our other stockholders.

Reservation of Right to Delay the Filing of the Amendment, or Abandon the Reverse Stock Split

The Board of Directors reserves the right, notwithstanding stockholder approval of this Proposal 4 and without further action by the stockholders, to elect not to proceed with the Reverse Stock Split if the Board of Directors, in its sole discretion, determines that it is no longer in our best interests and the best interests of our stockholders to proceed with the Reverse Stock Split. Such determination will be based on factors the Board of Directors deems appropriate, including our then-current stock price, the existing and expected marketability and liquidity of our common stock, prevailing market conditions, rule changes or guidance by the NYSE, and the likely effect on the market price of our common stock.

Required Vote; Effect of Proposal

This Proposal 4 will be approved if the votes cast "FOR" approval exceed the votes cast "AGAINST" approval. Proxies solicited by our Board of Directors will be voted FOR approval of this Proposal 4 unless otherwise specified.

No Dissenters' Rights

Under Delaware law, stockholders cannot exercise dissenters' rights of appraisal with respect to the Reverse Stock Split.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Reverse Stock Split, our Board of Directors does not intend for this transaction to be the first step in a "going private transaction" within the meaning of Rule 13e-3 of the Exchange Act.

Material U.S. Federal Tax Consequences of the Reverse Stock Split

The following discussion is a summary of material U.S. federal income tax consequences of an implemented Reverse Stock Split to U.S. Holders (as defined below). This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, published rulings and administrative pronouncements of the Internal Revenue Service ("IRS"), and judicial decisions in each case in existence on the date hereof, all of which are subject to change. Any such change could apply retroactively and could adversely affect the tax consequences described below. No assurance can be given that the IRS will agree with the consequences described in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. No advance tax ruling has been or will be sought or obtained from the IRS regarding the tax consequences of the transactions described herein.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of shares of our common stock that is (a) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes, (b) an entity that is classified for U.S. federal income tax purposes as a corporation and that is organized under the laws of the United States, any state thereof, or the District of Columbia, or is otherwise treated for U.S. federal income tax purposes as a domestic corporation, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (i) whose administration is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more United States persons as described in Section 7701(a)(30) of the Code ("United States persons"), or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

This summary does not discuss all U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances or that may be relevant to certain beneficial owners that may be subject to special treatment under U.S. federal income tax law (for example, tax-exempt organizations, S corporations, partnership and other pass through entities (and investors therein), mutual funds, insurance companies, banks and other financial institutions, dealers in securities, brokers or traders in securities, commodities or currencies, that elect to use a mark-to-market method of accounting, real estate investment trusts, regulated investment companies, individual retirement accounts, qualified pension plans, persons who hold shares of our common stock as part of a straddle, hedging, constructive sale, conversion, or other integrated transaction, U.S. Holders that have a functional currency other than the U.S. dollar, and persons who acquired shares of our common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan). Furthermore, this summary does not discuss any alternative minimum tax consequences or the Medicare contribution tax on net investment income and does not address any aspects of U.S. state or local or non-U.S. taxation. This summary only applies to those beneficial owners that hold shares of our common stock as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment).

If an entity classified for U.S. federal income tax purposes as a partnership owns shares of our common stock, the tax treatment of a member of the entity will depend on the status of the member and the activities of the entity and such member. The tax treatment of such an entity, and the tax treatment of any member of such an entity, are not addressed in this summary. Any entity that is classified for U.S. federal income tax purposes as a partnership and that owns shares of our common stock, and any members of such an entity, are encouraged to consult their tax advisors.

PLEASE NOTE: BENEFICIAL OWNERS OF SHARES OF OUR COMMON STOCK ARE ENCOURAGED TO SEEK ADVICE FROM THEIR OWN TAX ADVISORS REGARDING THE INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TAKING INTO ACCOUNT THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL INCOME, ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

We intend to take the position that the Reverse Stock Split constitutes a recapitalization for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. Assuming the Reverse Stock Split qualifies as a recapitalization:

- a U.S. Holder will not recognize gain or loss on the Reverse Stock Split;

- the aggregate tax basis of the shares of our common stock received by a U.S. Holder in the Reverse Stock Split will be equal to the aggregate tax basis of the shares exchanged therefor; and

- the holding period of the shares of our common stock received by a U.S. Holder in the Reverse Stock Split will include the holding period of the shares exchanged therefor.

U.S. Treasury regulations provide detailed rules for allocating the tax basis and holding period among shares of common stock that were acquired by a stockholder on different dates and at different prices. U.S. Holders that acquired shares of our common stock on different dates or at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period among such shares.

 **Our Board of Directors recommends a vote "FOR" approval of Proposal No. 4 to approve an amendment to our Restated Certificate of Incorporation to effect a Reverse Stock Split.**

Security Ownership of Certain Beneficial Owners and Management

Unless indicated otherwise, the following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 1, 2026 by:

- each stockholder known by us to be the beneficial owner of more than 5% of our common stock;
- each of our directors or director nominees;
- each of our named executive officers; and
- all of our directors and executive officers as a group.

Percentage ownership of our common stock is based on 111,841,854 shares of our common stock outstanding on April 1, 2026. We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to equity awards that are currently vested or will become vested within 60 days of April 1, 2026 to be outstanding and to be beneficially owned by the person holding the award for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Chegg, Inc., 2261 Market Street STE 46218, San Francisco, CA 94114.

Name of Beneficial Owner	Number of Shares Beneficially Owned (#)	Percentage Owned (%)
NAMED EXECUTIVE OFFICERS AND DIRECTORS:		
Dan Rosensweig[1]	2,109,158	1.9
Nathan Schultz	—	*
David Longo[2]	531,462	*
Renee Budig[3]	143,917	*
Marne Levine[3]	178,540	*
Marcela Martin	87,518	*
Ted Schlein[3]	354,531	*
Directors and Executive Officers as a Group (6 persons)[4]	3,405,126	3.0
5% STOCKHOLDERS:		
Galloway Capital Partners, LLC[5]	6,093,000	5.4
The Vanguard Group[6]	5,595,170	5.0

*   Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1)   Consists of (a) 2,035,316 shares held by Mr. Rosensweig, (b) 25,000 shares held by The Rosensweig Family Revocable Trust U/A/D 03-12-07 where Mr. Rosensweig is a Co-Trustee, and (c) 48,842 shares held by The Rosensweig 2012 Irrevocable Children's Trust U/A/D 11-06-12 where Mr. Rosensweig is a Co-Trustee.

(2)   Consists of (a) 406,462 shares held by Mr. Longo, and (b) and 125,000 restricted stock units held by Mr. Longo that will vest within 60 days of April 1, 2026.

(3)   Includes 58,175 shares underlying options currently exercisable or exercisable within 60 days of April 1, 2026.

(4)   Consists of (a) 3,152,620 shares and (b) 125,000 restricted stock units which are subject to vesting conditions expected to occur within 60 days of April 1, 2026, each of which are held by our directors and officers as a group.

(5)   In a Schedule 13D filed with the Securities and Exchange Commission on April 8, 2026, Galloway Capital Partners, LLC ("GCP"), Galloway Capital, LP and Bruce Galloway reported that, as of April 8, 2026, they have shared voting power and shared dispositive power over 6,093,000 shares. Bruce Galloway is the managing member of GCP, has sole voting and dispositive control of GCP and may be deemed to have beneficial ownership of the shares. Bruce Galloway is also the investment manager of Galloway Capital, LP. The principal business address for all entities is 650 NE 2nd Avenue, #3007, Miami, Florida 33132.

(6)   In a Schedule 13G filed with the Securities and Exchange Commission on January 30, 2026, The Vanguard Group reported that, as of December 31, 2025, it has shared voting power over 653,023 shares and shared dispositive power over 5,595,170 shares. The Vanguard Group subsequently reported that due to an internal realignment it no longer has, or is deemed to have, beneficial ownership over Chegg securities beneficially owned by various Vanguard subsidiaries and/or business divisions. The Vanguard Group also reported that certain subsidiaries or business divisions that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group, will report beneficial ownership separately (on a disaggregated basis). The principal business address for all entities affiliated with The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

Our Management

The names of our executive officers, their ages as of April 14, 2026, and their positions are shown below.

Name	Age[2]	Position(s)
Dan Rosensweig [1]	64	President, Chief Executive Officer, and Member of our Board of Directors
David Longo	58	Chief Financial Officer, Treasurer, Principal Financial Officer, and Principal Accounting Officer and Corporate Secretary

(1)   Mr. Rosensweig was appointed President and Chief Executive Officer on October 27, 2025.

(2)   Age as of the Record Date of the 2026 Annual Meeting.

For information regarding Mr. Rosensweig, please refer to the "Proposal No. 1 — Election of Directors" section of this proxy statement above.

David Longo has served as our Chief Financial Officer, Treasurer, Principal Financial Officer and Principal Accounting Officer since February 21, 2024, and has also served as our Corporate Secretary since March 2026. From December 2021 to February 2024, Mr. Longo served as our Vice President, Chief Accounting Officer, Corporate Controller, Principal Accounting Officer and Assistant Treasurer. Prior to joining the Company, Mr. Longo served as Chief Accounting Officer at Spire Global, Inc., a data and analytics company, from October 2021 to December 2021. From August 2020 to October 2021, Mr. Longo served as Chief Accounting Officer for Shutterfly, Inc., a digital retailer and manufacturer of personalized products and services, and from February 2013 to July 2020, he served in roles of increasing responsibility at CBS Inc. most recently as Senior Vice President, Controller at CBS Interactive, Inc., a division of CBS Inc. Prior to CBS, Mr. Longo held positions at Netflix and Deloitte. Mr. Longo holds a B.S. in Business Administration, with a concentration in accounting, from Boston University and is a licensed CPA.

Executive Compensation



For fiscal year 2025 we qualified as a "smaller reporting company" under SEC rules and are therefore subject to reduced compensation disclosure requirements. However, in this proxy statement we have elected to provide additional, voluntary compensation disclosures to give stockholders a more complete understanding of the rationale, guiding principles, and policies used by our Compensation Committee and Board in determining 2025 compensation for our named executive officers. In connection with the non-binding advisory vote to approve executive compensation at this Annual Meeting (the "Say-on-Pay Vote"), we are providing this voluntarily disclosure to help stockholders make an informed decision. See Proposal 2 for the Say-on-Pay Vote.

In this section, we address our compensation program for our executive officers and specifically the compensation, as listed in the Summary Compensation Table that follows this discussion, paid or awarded to the following executive officers of our Company for the year ended December 31, 2025, who we refer to as our "named executive officers" or "NEOs":

Name	Title
Dan Rosensweig [1]	President, Chief Executive Officer and Executive Chairman
David Longo	Chief Financial Officer
Nathan Schultz [2]	Former President and Chief Executive Officer

(1)   Mr. Rosensweig was re-appointed as our President and Chief Executive Officer on October 27, 2025.

(2)   On October 27, 2025, Mr. Schultz transitioned from the role of President and Chief Executive Officer to Executive Advisor to the Chief Executive Officer and the Board of Directors, a role he held until December 31, 2025 when he separated from the Company.

Business Overview

Chegg is a learning platform helping businesses bring new skills to their workforce and giving lifelong learners and students the skills and confidence to succeed. Focused on the skilling market, which is $40 billion and growing, Chegg offers innovative tools for workplace readiness, professional upskilling, and language learning. Chegg also continues to offer students artificial intelligence (AI)-driven, personalized support.

2025 Performance Highlights

This is a period of reinvention at Chegg. In 2025, Chegg made substantial progress repositioning the company for long-term growth by organizing around two focused business units and establishing Chegg Skilling as its primary growth engine, and our legacy academic learning services, which we are managing to generate free cash flow. Together, we believe this structure gives us the financial flexibility to invest and grow opportunities within skilling while creating long-term stockholder value.

Throughout the year, the Company advanced its strategy to serve the large and growing global skilling and language-learning markets, introduced new AI-enabled capabilities and platform enhancements, and continued to optimize its cost structure. Chegg ended 2025 with strong momentum in its skilling business, including double-digit year-over-year revenue growth in the fourth quarter, and a more focused portfolio and leaner operating model that better aligns the Company's resources with its strategic priorities.

The results of rebuilding the Company are reflected in the performance of our executive compensation programs. We continue to evolve our compensation programs to attract and retain an executive and leadership team that will reinforce our commitment to delivering products that serve our students and improved value to stockholders.

2025 Leadership Transitions

In October 2025, the Board approved a leadership transition in connection with the Company's ongoing strategic review and restructuring. Dan Rosensweig reassumed the role of President and Chief Executive Officer of the Company, after previously serving as our Chief Executive Officer for 14 years before his transition in 2024 to Executive Chairman, and he continues to serve as our Executive Chairman. This leadership change was intended to leverage Mr. Rosensweig's deep experience with Chegg and the education technology industry at a time of significant transition. The Board concluded that Mr. Rosensweig's return to the Chief Executive Officer role would provide the continuity and judgment needed to lead the restructuring, navigate the impact of AI on the business, and focus on higher-growth skilling opportunities.

Nathan Schultz, our former President and Chief Executive Officer, transitioned to the role of Executive Advisor to the Chief Executive Officer and the Board of Directors. Mr. Schultz served in this role through December 31, 2025 to support an orderly leadership transition and the Company's next phase of strategic execution.

2025 Key Compensation Decisions

As the Compensation Committee continues its focus on aligning executives' compensation with the Company's overall business strategies, attracting and retaining highly qualified executives, and providing incentives that drive stockholder value, the Compensation Committee made the following key decisions with respect to executive compensation for 2025:

- **Established Compensation for Our Chief Executive Officer**. In connection with his appointment as Chief Executive Officer, the Compensation Committee entered into an offer letter which established 2025 compensation for Mr. Rosensweig that is focused on retention and is predominantly performance-oriented.

- **Adopted a New Annual Incentive Plan**. At the start of 2025, the Compensation Committee adopted a new annual incentive plan for executive officers to better align pay outcomes with Chegg's evolving strategic priorities and annual performance objectives.

- **Implemented Retention Measures to Promote Stability and Long-Term Alignment**. The Compensation Committee implemented targeted actions, including executive retention agreements and a company-wide retention program, to reinforce continuity during a period of transition.

  ◦ In late December 2024, the Compensation Committee approved a company-wide cash retention bonus program for all employees, including Mr. Longo and Mr. Schultz, to support stability through a period of significant transition.

  ◦ In 2025, the Compensation Committee also approved a letter agreement for Mr. Longo that provided a retention cash bonus opportunity and increased his base salary. For more details, see "Letter Agreement with Mr. Longo, our Chief Financial Officer" below.

Stockholder Engagement and Results of 2025 Stockholder Advisory Vote to Approve Executive Compensation

We value the input of our stockholders on our compensation program, and we critically assess our compensation program taking into account such input. We engage with our stockholders on a variety of issues, including their views on our executive compensation practices. Our discussions with stockholders provide an opportunity for us to receive input regarding our executive compensation program design and to discuss the philosophy and structure of our executive compensation program.

We hold an advisory vote to approve executive compensation, or a say-on-pay vote, on an annual basis. Stockholders will have an opportunity to cast an advisory vote on the frequency of say-on-pay votes at least every six years. Our next scheduled advisory vote on the frequency of future say-on-pay votes will be at the 2030 Annual Meeting of Stockholders. At the Annual Meeting of Stockholders in June 2025, 85.0% of the votes cast were "FOR" our executive compensation program. The Compensation Committee viewed the results of the 2025 say-on-pay vote as evidence that stockholders are satisfied with our executive compensation program.

Compensation Practices

We designed our executive compensation program with the intention of aligning pay with performance, while balancing risk and reward. To help us accomplish these key objectives, we have adopted the following policies and practices:

What We Do	
	• Pay-for-Performance
	• Prioritize stockholder alignment with a majority of pay mix allocated to an annual incentive program and equity compensation
	• Use a representative and relevant peer group for assessing compensation
	• Consider stockholder dilution, burn rate, and stock-based compensation expense in our equity compensation decisions
	• Include caps on individual payouts in incentive plans
	• Maintain a recoupment policy on cash or equity incentive awards in the event of a financial restatement
	• Maintain stock ownership guidelines for our executive officers and non-employee directors
	• Maintain a Compensation Committee comprised solely of independent directors
	• Retain an independent compensation consultant
	• Conduct stockholder outreach
	• Conduct an annual say-on-pay vote
What We Don't Do	
	• Provide guaranteed annual salary increases or bonuses
	• Provide excise tax gross-ups
	• Provide defined benefit or contribution retirement plans or arrangements, other than our Section 401(k) plan which is generally available to all employees
	• Provide excessive benefits and/or perquisites to our executive officers
	• Include "single-trigger" vesting change of control provisions in equity awards
	• Allow hedging or monetization transactions, such as zero cost collars and forward sale transactions

Compensation Philosophy and Objectives

Our executive compensation program is designed to:

- Attract, motivate and retain highly qualified executive officers in a competitive market;

- Reward the achievement of challenging business objectives; and

- Align our executive officers' interests with those of our stockholders by providing a majority of total compensation in the form of equity awards.

We operate in a fast-paced, innovative education technology industry, which is an emerging category with very few public company peers in the United States. Our executive team possesses a unique mix of education software industry experience and the ability to scale for high growth and profitability. Our leaders are difficult to replace, and the market for executive talent is extremely competitive. To retain key talent and remain competitive, we provide compensation to our employees that recognizes and incentivizes high performance.

Our total direct compensation to our executive officers consists of three components: base salary, annual incentive and equity incentive compensation.

- Our base salaries provide a stable source of income and keep our compensation competitive.

- Our annual incentive plan is 100% performance-based, tied solely to corporate financial metrics, capped at 100%, and provides no payout if results fall below the threshold goals.

- Our time-vesting and performance-based equity compensation provides an incentive for our executive officers to achieve both short-term and long-term corporate goals.

We believe that allocating a meaningful percentage of compensation to equity-based opportunities motivates our executive officers to create long-term stockholder value. To that end, our 2025 equity compensation is comprised of time-based RSUs and PSUs, with vesting of the PSUs based 25% on total net revenues, and 75% on adjusted EBITDA (defined as earnings before interest, taxes, depreciation and amortization or EBITDA, adjusted for share-based compensation expense, other income, net, acquisition-related compensation costs, impairment expense, restructuring charges, content and related assets charge, impairment of lease related assets, impairment of equity investment, and loss contingency).

Our total direct compensation is generally targeted at market competitive ranges, and while competitive market data informs the pay decisions of our Compensation Committee, it is not the determinative factor in setting our executives' compensation. In setting compensation levels, our Compensation Committee further takes into account our financial and market performance on an absolute basis and relative to our peer group, as well as individual factors, including, but not limited to, job responsibilities and complexity of the role, contributions to Chegg, market competition for talent, experience and tenure.

Process for Setting Executive Compensation

Role of Our Compensation Committee

Our Compensation Committee is responsible for developing, implementing, and overseeing our compensation and benefit programs and policies, including administering our equity incentive plans. On an annual basis, the Compensation Committee reviews and approves compensation decisions relating to our executive officers, including our Chief Executive Officer, taking into consideration compensation on a role-specific basis, as well as relative to positions at a similar level and for the executive team overall, and our corporate financial performance and overall financial condition.

The Compensation Committee also evaluates risk as it relates to our compensation programs, including our executive compensation program.

Role of Our Management

Our Chief Executive Officer reviews the annual performance of each executive (other than himself) and makes recommendations to the Compensation Committee regarding each executive's cash and equity compensation. The Compensation Committee may modify individual compensation levels and components for executive officers and is not bound to accept our Chief Executive Officer's recommendations.

Role of Our Independent Compensation Consultant

The Compensation Committee has retained Aon as its independent compensation consultant. The Compensation Committee has assessed the independence of Aon pursuant to SEC and NYSE regulations. In doing so, the Committee considered each of the factors set forth by the SEC and the NYSE with respect to a compensation consultant's independence. The Committee also considered the nature and amount of work performed for the Committee and the fees paid for those services in relation to the firm's total revenues. Based on its consideration of the foregoing and other relevant factors, the Committee concluded that there are no conflicts of interest, and that Aon is independent for purposes of the Dodd-Frank Act and other applicable SEC and NYSE regulations.

During 2024 and 2025, Aon was retained to, among other activities, review our compensation philosophy and objectives, develop an updated compensation peer group, gather and analyze compensation data for our compensation peer group, evaluate compensation practices and pay levels for our executives and non-employee directors, and review and recommend certain compensation arrangements with our executives. In the course of fulfilling these responsibilities, representatives of Aon attended Compensation Committee meetings and met with management from time to time to gather relevant information.

2025 Compensation Peer Group

Our Compensation Committee considered market data compiled by Aon to help inform its determination of the key components of our executive compensation program and to develop a program that it believes will enable us to compete effectively for new executives and retain existing executives. In general, this market data consists of compensation information from both broad-based third-party compensation surveys and a compensation "peer group." Our peer group for purposes of making determinations with respect to 2025 compensation consists of companies that are similar to us in revenue, and market capitalization, with a focus on maintaining year-over-year consistency when possible. While Chegg is classified by MSCI and S&P under the Global Industry Classification Standard ("GICS") in the "Education Services" sub-industry, our peer group and competitive market consists primarily of other software, SaaS, and internet companies. Therefore, the industries considered for our peer group extend beyond Education Services and also include companies with the following GICS classifications: "Application Software," "Interactive Media and Services," "Human Resource and Employment Services" and "Systems Software."

Each year, the Compensation Committee, with the assistance of its independent compensation consultant, conducts an annual review of the compensation levels and practices of our peer companies. As part of the review, the Compensation Committee assesses our compensation peer group to ensure the constituents continue to generally meet the selection criteria listed above. For the 2025 compensation peer group, the Compensation Committee approved changes to the peer group in October 2024, taking into account Chegg's market capitalization and revenue.

Based on the peer group analysis performed in 2024, four companies were removed from the peer group as they no longer fit the selection criteria (Box, Inc., Qualys, Inc., RingCentral, Inc. and Yelp, Inc.), while nine companies were added as having characteristics that were more similar to Chegg (A10 Networks, Inc., Adtalem Global Education Inc., Laureate Education Inc., Perdoceo Education Corporation, SecureWorks Corp., Skillsoft Corp., Strategic Education, Inc., Vimeo, Inc. and Xperi, Inc.). Four companies that ceased to be publicly traded were removed from the 2025 peer group (Alteryx, Inc., Everbridge, Inc., Model N, Inc. and 2U, Inc.). Chegg was in the 59th percentile of the peer group's revenues for the trailing four quarters and in the 13th percentile of the peer group's market capitalization.

For our 2025 compensation decisions, our peer group consisted of the 20 companies set forth below:

A10 Networks, Inc.	Digital Turbine, Inc.	Progress Software Corporation	Udemy, Inc.
Adtalem Global Education Inc.	Laureate Education Inc.	SecureWorks Corp.	Vimeo, Inc.
Blackbaud, Inc.	LivePerson, Inc.	Skillsoft Corp.	Xperi Inc.
Cerence Inc.	Perdoceo Education Corporation	Strategic Education, Inc.	Yext, Inc.
Coursera, Inc.	PowerSchool Holdings, Inc.	Stride, Inc.	ZipRecruiter, Inc.

The peer group information serves as a data point in determining the appropriate pay mix and overall compensation, but the Compensation Committee does not seek to align its compensation against the median or any specific company member of our compensation peer group. The Compensation Committee believes that the compensation practices of our peer group provided us with appropriate compensation reference points for evaluating and determining the compensation of our NEOs during 2025. Consistent with best practices for corporate governance, the Compensation Committee will review our peer group annually.

In addition to the peer group criteria above, the Compensation Committee also referenced general and specific industry surveys from other sources. The market data is used both as a reference point and to provide information on the range of competitive pay levels and current compensation practices in our industry.

Compensation in Connection with the 2025 Executive Leadership Transitions

Dan Rosensweig Transition – President, Chief Executive Officer and Executive Chairman of the Board
In connection with his appointment as President and Chief Executive Officer effective October 27, 2025, the Compensation Committee entered into an offer letter with Mr. Rosensweig providing him with new compensation arrangements. The Compensation Committee kept Mr. Rosensweig's salary at $850,000, which was the same salary the Board had approved for his role as Executive Chair, and did not provide any annual bonus opportunity, resulting in approximately 17% of his target compensation being delivered in cash and more than 80% being delivered as a long-term incentive award.

In addition, the Compensation Committee structured Mr. Rosensweig's long-term incentive awards so that approximately 70% is granted in the form of performance-based restricted stock units (PSUs) that vest only upon achievement of rigorous multi-year stock-price goals, with the remaining 30% in multi-year time-based restricted stock units (RSUs). This design aligns his realizable pay with long-term stockholder value creation and his continued service as Chief Executive Officer. The Committee awarded 1,650,000 RSUs with a grant date value of $1,683,000, and 3,850,000 PSUs with a grant date fair value of $2,387,000 (determined using a Monte Carlo simulation model), which will only vest upon achievement of specified goals. The Compensation Committee sought, in particular, to structure the equity grant in order to provide a competitive compensation package that would promote Mr. Rosensweig's long-term retention with our Company and provide alignment with our stockholders.

In addition, pursuant to the CEO Agreement we entered into with Mr. Rosensweig effective October 27, 2025, Mr. Rosensweig became eligible for the Chegg, Inc. Severance Plan (the "Severance Plan"). See "Severance Arrangements", below for more detail.

Letter Agreement with Mr. Longo, our Chief Financial Officer

In November 2025, the Compensation Committee approved a letter agreement with our Chief Financial Officer, Mr. Longo, to support leadership continuity during a period of strategic transition. As Chegg is undergoing a critical transition, the Board viewed retaining an experienced Chief Financial Officer as essential to managing the Company's restructuring, capital allocation, and overall financial risk. Given limitations on the use of equity resulting from Chegg's stock price and available share reserve, the Compensation Committee approved a balanced mix of retention and performance-based incentives, in the form of both cash and equity, to help ensure continuity in this key role, while keeping Mr. Longo's total compensation reasonable relative to market.

Under the letter agreement, the Compensation Committee increased Mr. Longo's annual base salary from $680,000 to $750,000, effective November 16, 2025. In addition, the Compensation Committee awarded Mr. Longo up to four quarterly cash retention bonuses of $250,000 each, which are payable if Mr. Longo remains employed through each of four specified retention dates in November 2025, February 2026, May 2026, and August 2026. See "Company-Wide Retention Program" for details regarding the additional retention bonus that Mr. Longo received in 2025 pursuant to a Company-wide retention plan for all employees.

The letter agreement also provided for an additional equity award that consisted of RSUs and PSUs, with grant date values of $510,000 and $310,000, respectively.

Finally, in addition to the severance benefits, Mr. Longo may become entitled to under the Severance Plan, if he becomes entitled to severance benefits due to an involuntary termination in connection with a change in control, he will receive a lump sum cash severance bonus of $500,000, payable within 30 business days following the closing of the applicable transaction, subject to the same conditions that apply to his severance benefits generally.

Nathan Schultz Transition – Transition to Executive Advisor

Effective October 27, 2025, Mr. Schultz transitioned from his position as Chief Executive Officer and director to serve as Executive Advisor through December 31, 2025. During the transition period, he continued to receive his existing salary, benefits, and vesting under his outstanding equity awards. Upon termination, he received separation benefits consistent with the terms of the Severance Plan for a termination without cause, including fully vesting in his restricted stock units and being eligible to vest in the performance stock units with a performance period which ended December 31, 2025. He also received his retention bonus under the Company-wide retention plan for all employees.

Elements of 2025 Compensation

Consistent with our compensation philosophy and objectives, we provide compensation to our Chief Executive Officer and our other executive officers in the form of base salaries, annual bonuses, and RSUs and PSUs. Our equity incentive compensation is intended to tie the majority of our executive officers' pay to the delivery of stockholder value. Additionally, in December 2024, the Compensation Committee approved a company-wide cash retention bonus program for all employees.

Base Salaries

We pay an annual base salary to each of our executive officers in order to attract and retain executive talent and provide them with a fixed and stable rate of cash compensation during the year. The base salary for any newly hired executive officer is established through arm's-length negotiations at the time the executive officer is hired, considering the position and the executive's experience, qualifications and the competitive market. Base salaries for our continuing executive officers are typically reviewed by the Compensation Committee (annually, or, on occasion, semi-annually) during the first or last quarter of the calendar year, or during times of executive officer transition such as the chief executive officer transition that occurred during 2025. The Compensation Committee takes into consideration a variety of factors when determining base salary adjustments, including our compensation objectives, each executive's responsibilities and individual performance, and the compensation peer group and third-party survey market analysis provided by the Compensation Committee's independent compensation consultant, as well as the Company's needs and business outlook.

During the first quarter of 2025, the Compensation Committee reviewed the cash compensation of each of our then-serving NEOs using the factors described above, and determined that the existing salaries remained appropriate. However, later in the year the Compensation Committee determined that adjustments to Mr. Longo's compensation were necessary in connection with his November 2025 agreement. Additionally, the Compensation Committee did not change Mr. Rosensweig's compensation when he transitioned from Executive Chair to CEO. As such, the Compensation Committee established the following salaries for the NEOs for 2025.

Named Executive Officer	Base Salary at End of 2025 ($)	Base Salary at End of 2024 ($)	Change (%)
Dan Rosensweig	850,000	850,000	0
David Longo[1]	750,000	680,000	10.3
Nathan Schultz	1,000,000	1,000,000	0

(1) Mr. Longo's base salary increase was not effective initially upon setting his 2025 compensation. His base salary remained the same as in 2024 until the Compensation Committee approved an increase to $750,000 as of November 16, 2025 in connection with his 2025 retention agreement. The Compensation Committee had not previously increased his salary for 2025.

Company-Wide Retention Program

The Compensation Committee approved retention measures to support stability during a period of significant transition, including a company-wide cash retention bonus program implemented in December 2024. Under this program, all employees, including senior executives, were eligible for a cash retention bonus, with senior executives eligible for 15% of base salary and all other employees eligible for 10% of base salary. These bonuses were payable upon completion of 12 months of service during 2025 and continued employment through December 31, 2025. Mr. Longo earned and received a retention bonus of $103,313, and our former Chief Executive Officer, Mr. Schultz, earned and received a retention bonus of $150,000. Mr. Rosensweig was not eligible for this retention program. The retention program is no longer in effect for 2026.

Annual Incentive Program

In light of the evolving dynamics in our industry and Chegg's ongoing strategic transition, the Compensation Committee established a new 2025 annual incentive program for Mr. Longo and Mr. Schultz in December 2024. Mr. Rosensweig was not eligible for the annual incentive program in 2025.

The annual incentive program used two objective financial measures: total net revenues (25% weighting) and adjusted EBITDA (75% weighting)—with 50% of each executive's target annual cash incentive tied to performance in the first half of the year (H1) and the remaining 50% tied to performance in the second half (H2).

The Compensation Committee adopted this bifurcated structure for the year so that bonus goals would remain relevant and appropriately demanding in a business that can change quickly, rather than relying on a single set of full-year goals that might become too easy or no longer realistic. Given the significant uncertainty facing the business and the difficulty of setting precise goals at the start of the year, the Compensation Committee adopted a straightforward structure with a threshold and a target performance level for each half of the year. Each half of the year is measured separately, and any bonus not earned for one period cannot be made up in the other, which was intended to promote steady performance throughout the year.

Under the program, no bonus would be earned unless performance reached at least a threshold level, at which point 50% of the target opportunity is paid; payouts between threshold and target are determined on a straight-line, interpolated basis. In addition, payouts for each metric are capped at 100% of target, regardless of actual attainment. The Compensation Committee believes this design enhances pay-for-performance alignment and serves as an important risk-management tool, ensuring that incentive outcomes remain appropriately rigorous, responsive to Chegg's changing business conditions, and aligned with stockholder interests.

2025 Annual Bonus Metric and Payout: H1- First Six Months

Metric	Overall Weighting	Period	Threshold ($M)	Target ($M)	Actual	Attainment (%)	Payout (%)
2025 Total Net Revenues	25%	H1- First Six Months	207.1	218.0	226.5	103.9	100.0
2025 Adjusted EBITDA	75%	H1 – First Six Months	22.5	25.0	42.4	165.2	100.0
Total							100.0

2025 Annual Bonus Metric and Payout: H2 - Second Six Months

Metric	Overall Weighting	Period	Threshold ($M)	Target ($M)	Actual	Attainment (%)	Payout (%)
2025 Total Net Revenues	25%	H2 – Second Six Months	181.0	191.0	150.4	0.0	0.0
2025 Adjusted EBITDA	75%	H2 – Second Six Months	13.5	15.0	26.2	174.7	100.0
Total							75.0%

Annual Incentive Achievement and Payout Levels

The Compensation Committee set annual bonus targets at 15% of salary, which is a lower percentage of salary than typical market practice. The Committee adopted this structure, particularly in the early years of this design, to help maintain a balanced overall cash compensation opportunity while still providing a meaningful performance-based incentive. The following table shows the target opportunity achievement, and amount payable for each of Mr. Longo and Mr. Schultz.

Named Executive Officer	Period	Target Opportunity ($)	Bonus Target (as % of Earnings)	Metric Achievement (%)	Payable Amount ($)
David Longo	H1- First Six Months	340,000	15	100	51,000
	H2- Second Six Months	348,750	15	75	39,234
Nathan Schultz	H1- First Six Months	500,000	15	100	75,000
	H2- Second Six Months	500,000	15	75	56,250[1]

(1) This amount was paid as part of Mr. Schultz's severance payment.

Equity Incentive Compensation

The Compensation Committee believes that equity compensation should represent a significant amount of our executive officers' total compensation so that the interests of our executive officers are aligned with those of our stockholders. Executive officers are initially granted an equity award, generally in the form of RSUs, when they join us, based on their position and their relevant prior experience. Thereafter, equity awards are generally granted annually to eligible executive officers.

The Compensation Committee routinely evaluates and considers the type of awards granted under our equity incentive program and may, in the future, decide that other types of awards or a different mix of awards are appropriate to provide incentives to our executive officers. In January 2025, Mr. Schultz and Mr. Longo each received a regular annual equity award. Both Mr. Rosensweig and Mr. Longo received off-cycle equity awards later in the year in connection with their respective letter agreements.

2025 Restricted Stock Units (RSUs)

We grant RSUs because they provide retentive value for our executive officers and are linked to creating stockholder value as the award value increases with our stock price appreciation.

As part of the annual grant cycle, the Compensation Committee recommended, and the Board subsequently approved, a grant of 1,000,000 time-based RSUs to each of Mr. Schultz and Mr. Longo, with a grant date value of $1.5 million, which was granted on January 14, 2025. The restricted stock awards were designed to promote retention over a two-year period, with 50% of the RSUs vesting on January 12, 2026, and the remaining 50% vesting in four equal quarterly installments over the following 12 months. The vesting of the RSU awards was subject to the officer's continued service through each vesting date. Mr. Schultz's RSUs were fully vested in accordance with his Transition and Separation Agreement.

Mr. Longo also received a retention equity grant of 500,000 RSUs on November 17, 2025, and Mr. Rosensweig received a grant of 1,650,000 RSUs on November 17, 2025, in connection with his transition from Executive Chair to Chief Executive Officer. These RSUs vest over three years, with one-third of the award vesting after one-year, and the remaining two-thirds vesting in equal quarterly installments thereafter, subject to continued employment with the Company.

2025 Performance-Based Restricted Stock Units (PSUs)

PSUs awarded in 2025 to Mr. Rosensweig and Mr. Longo were divided into four tranches that can be earned only if Chegg's stock price achieves and sustains increasingly higher stock-price hurdles during a three-year performance period beginning October 2025. Any earned PSUs vest in two installments, with tranches earned during the first 18 months vesting in April 2027 and any remaining earned tranches vesting in October 2028, subject to continued employment and Compensation Committee certification. Performance is measured at two points: the first at 18 months after grant and the second at 36 months after grant. Any PSUs not achieved by the second measurement date are automatically forfeited.

Tranche	Performance Goal [1]	Vesting Date
1st Tranche	50% increase in stock price over October 28, 2025 closing price	April 2027 (if goal achieved within the first 18 months)
2nd Tranche	75% increase in stock price over October 28, 2025 closing price	
3rd Tranche	100% increase in stock price over October 28, 2025 closing price	October 2028 (if goal achieved within the last 18 months)
4th Tranche	125% increase in stock price over October 28, 2025 closing price	

(1)   PSUs will be earned only if the volume-weighted average stock price equals or exceeds the performance goal over a sixty-trading-day period.

2024 PSUs - Fiscal Year 2025 Performance-Based Restricted Stock Units Payout for Mr. Schultz

In June 2024, Mr. Schultz was granted PSUs that were subject to the achievement of specified performance goals. These 2024 PSUs were allocated into two equal tranches. Each tranche is measured over a separate performance period, with the first tranche based on 2024 performance and the second tranche based on 2025 performance.

As described in detail in the Compensation Discussion and Analysis of our 2025 Proxy Statement, for the first tranche the Committee selected three equally weighted performance metrics: (1) fiscal year 2024 total net revenue, (2) fiscal year 2024 adjusted EBITDA, and (3) fiscal year 2024 free cash flow. And as detailed in our 2025 Proxy Statement, we achieved a weighted-average payout of 17.4% of target for the first tranche of the 2024 PSUs, and the corresponding award was distributed in June 2025.

In 2025, the Compensation Committee set the fiscal 2025 performance metrics for the second tranche of Mr. Schultz's 2024 PSUs. For the second tranche of the 2024 PSU awards, the Compensation Committee decided to use the same fiscal 2025 metrics of revenue and adjusted EBITDA, and the same threshold and target measures as the Committee adopted for the annual incentive plan. Mr. Schultz's Transition and Separation Agreement provided for continued vesting of the 2024 PSU on the regular vesting dates, with half vesting in June 2026, and the remaining half vesting in June 2027.

Payouts of the PSUs are determined on a linear basis between the threshold and target, and target and maximum level for each of H1 and H2, as shown in the tables below:

2025 Performance Period Metrics: H1- First Six Months

Metric	Overall Weighting	Period	Threshold ($M)	Target ($M)	Maximum ($)	Actual ($M)	Attainment (%)	Weighted Achievement (%)
2025 Total Net Revenues	25%	H1- First Six Months	207.1	218	228.9	226.5	139	34.8
2025 Adjusted EBITDA	75%	H1 – First Six Months	22.5	25	27.5	42.4	150	112.5
H1 Result								*147.3*

2025 Performance Period Metrics: H2 - Second Six Months

Metric	Overall Weighting	Period	Threshold ($M)	Target ($M)	Maximum ($)	Actual ($M)	Attainment (%)	Weighted Achievement (%)
2025 Total Net Revenues	25%	H2 – Second Six Months	181	191	201.0	150.4	0	0
2025 Adjusted EBITDA	75%	H2 – Second Six Months	13.5	15	16.5	26.2	150	112.5
H2 Result								*112.5*

In April 2026, the Compensation Committee certified our financial performance with respect to the second tranche of Mr. Schultz's 2024 PSUs. The Committee determined that we achieved the following results, resulting in a weighted average payout of 129.9% of target:

2025 Performance-Based Restricted Stock Units Payout - Tranche 2

Target Number of Shares Eligible to Vest for Mr. Schultz	H1 Weighted Achievement (%)	H2 Weighted Achievement (%)	H1 + H2 Blended Achievement (%)	Resulting Number of Shares Eligible to Vest (#)
206,250	147.3	112.5	129.9	**267,919**

Mr. Schultz's Transition and Separation Agreement provided for continued vesting of the above-described 2024 PSU on the regular vesting dates, with half vesting in June 2026, and the remaining half vesting in June 2027.

Benefits and Perquisites

Our NEOs participate in the same employee benefit and retirement programs that are generally provided to all other employees, including our 401(k) plan, employee stock purchase plan, health care plans, life insurance plan, and other welfare benefit programs. We do not provide additional benefits or perquisites to our NEOs that are not made available to other employees.

Our 401(k) plan, which is a qualified defined contribution retirement plan offered to all eligible employees, including our NEOs, allows participants to elect to defer a portion of their compensation on a pre-tax basis, up to the limits imposed by the Code. In 2025, we provided a 401(k) match to our employees of 100% of deferrals up to 4% of compensation (subject to IRS limits).

Severance and Change in Control Benefits

Effective October 17, 2024, we adopted a Severance Plan in which each NEO participates (the "Covered Employees"). Messrs. Longo and Schultz have been eligible for the Severance Plan since its adoption and Mr. Rosensweig became eligible upon the effectiveness of his October 27, 2025 offer letter. These arrangements provide, as applicable, cash severance benefits and equity award vesting acceleration in the event of certain terminations of employment both outside a change-of-control and in connection with a change-of-control (i.e., double-trigger severance protections). We do not provide "single trigger" protections or tax gross-ups if an executive is subject to excise taxes as a result of severance or change-of-control benefits.

Upon the termination of a Covered Employee's employment for any reason, the Covered Employee will be entitled to receive (a) any earned but unpaid base salary, and (b) any vested employee benefits in accordance with the terms of the applicable employee benefit plan or program.

In the event of a "qualifying termination", which is an involuntary termination by the Company without "cause" (as defined in the Severance Plan) or a resignation by the NEO for "good reason" (as defined in the Severance Plan), or a qualifying termination in connection with a change in control, Covered Employees under the Severance Plan will receive the benefits described below. However, an NEO's change-in-control payments will be automatically reduced to the highest amount that avoids the 20% golden parachute excise tax, but only if this reduction results in a higher net after-tax benefit compared to receiving the full payment and paying the tax.

The Severance Plan defines a "change in control" as "corporate transaction" in the 2023 Equity Incentive Plan, which includes: (i) the acquisition of 50% or more of the Company's voting securities, (ii) the sale or other disposition of all or substantially all of the Company's assets, (iii) certain mergers or consolidations with another company, (iv) a transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code, or (v) a change in the effective control of the Company that occurs when a majority of members of the Board is replaced during any twelve (12) month period by members of the Board whose appointment or election is not endorsed by as majority of the members of the Board prior to the date of the appointment or election.

All severance payments and benefits under the Severance Plan are subject to the Covered Employee executing a release of claims.

Base Salary Severance

The Covered Employee will receive a cash lump sum payment equal to the product of (i) such Covered Employee's annual base salary rate as in effect on the date of the qualifying termination (disregarding for this purpose any decrease in annual base salary constituting Good Reason) and (ii) the relevant severance factor set forth in the table below.

In addition, Mr. Longo's November 14, 2025 letter agreement provides for an additional transaction bonus payment of $500,000, if he is terminated in connection with a change in control.

Bonus Plan Severance

If the Covered Employee is eligible for an annual bonus under the Company's annual incentive plan during such Covered Employee's employment termination year, then the Covered Employee will receive an additional cash lump sum payment equal to: (i) the Covered Employee's pro rata target annual bonus for the year of termination, calculated by multiplying the Covered Employee's target annual bonus as of the date of termination by a fraction, the numerator of which is the number of days worked in the performance year and the denominator of which is 365; plus (ii) such Covered Employee's target annual bonus for the year of termination multiplied by the relevant severance factor set forth in the table below, minus any earned bonuses paid during the Covered Employee's employment.

Continued COBRA Coverage

If the Covered Employee timely elects continued group health plan continuation coverage under the Consolidated Omnibus Budget Reconciliation Act ("COBRA"), the Company will pay the Covered Employee's premiums on behalf of the Covered Employee for the Covered Employee's continued coverage under the Company's group health plans, including coverage for the Covered Employee's eligible dependents, as set forth in the table below, or, in any such case, until such earlier date on which the Covered Employee becomes eligible for health coverage from another employer or ceases to be eligible for COBRA coverage for any reason.

Termination Type and Timing	Base Salary Factor		Bonus Plan Factor		Continued COBRA Coverage	
	CEO	NEO	CEO	NEO	CEO	NEO
Qualifying Termination in Connection with a Change in Control on or before October 17, 2026	1.5x	1.25x	1.5x	1.25x	18 months	15 months
Qualifying Termination in Connection with a Change in Control after October 17, 2026	1.5x	1.0x	1.5x	1.0x	18 months	12 months
Qualifying Termination Not in Connection with a Change in Control on or before October 17, 2026	1.25x	1.25x	1.25x	1.25x	15 months	15 months
Qualifying Termination Not in Connection with a Change in Control after October 17, 2026	1.0x	1.0x	0	0	12 months	12 months

Equity Vesting

Involuntary Termination in Connection with a Change in Control

In the event of a qualifying termination in connection with a change in control, each of the Covered Employee's then-outstanding, unvested time-vesting awards and performance awards for which the level of achievement has been determined will accelerate and become vested and exercisable or settled with respect to one hundred percent (100%) of the unvested shares subject thereto. Performance awards for which the performance level has not yet been determined will accelerate and become vested and exercisable or settled (if at all) as set forth in the terms of the applicable award agreement; provided, however, that any such awards whose measurement periods have not been completed as of the change in control, do not specify the calculation of performance upon a change in control, the performance will be deemed achieved at either the target level of performance described in the applicable award agreement or at the actual level of performance achieved under the terms of the applicable award agreement, if such performance is determinable as of immediately prior to the change in control, and the resulting number of achieved PSUs will accelerate and become vested in full.

Qualifying Termination Not in Connection with a Change in Control

In the event of a qualifying termination not in connection with a change in control, each of the then-outstanding, unvested time-vesting awards and performance awards for which the level of achievement has been determined held by the Covered Employee will accelerate and become vested and exercisable or settled with respect to the number of unvested shares subject thereto that would have vested had the Covered Employee continued in employment with the Company following the Covered Employee's qualifying termination for twelve (12) months.

Summary Compensation Table

The following table provides information regarding all compensation awarded to, earned by or paid to our NEOs for all services rendered in all capacities to us during fiscal years 2025 and 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[3]	Total ($)
Dan Rosensweig . . . . President, Chief Executive Officer and Executive Chairman	2025	850,000	—	4,070,000	—	14,000	4,934,000
	2024	954,167	—	1,436,250	—	13,800	2,404,217
David Longo . . . . Chief Financial Officer	2025	688,750	353,313	2,320,000	90,234	14,000	3,466,297
	2024	651,813	—	1,899,998	—	13,800	2,565,611
Nathan Schultz . . . . Former President and Chief Executive Officer	2025	1,000,000	150,000	1,500,000	75,000	1,944,769	4,669,769
	2024	958,333	—	3,159,750	—	13,800	4,131,883

(1) The amounts reported in this column represent a $250,000 retention bonus paid to Mr. Longo pursuant to his letter agreement, and $103,313 paid to Mr. Longo and $150,000 paid to Mr. Schultz pursuant to the Company-wide cash retention program.

(2) The amounts reported in this column represent the aggregate grant date fair value of RSU and PSU awards granted under our 2023 Equity Incentive Plan, as computed in accordance with ASC 718. For fiscal year 2025, the amounts include PSUs granted to Mr. Rosensweig and Mr. Longo that will become vested only if our stock price reaches sustained stock price hurdles of 50%, 75%, 100%, and 125% above our October 28, 2025 stock price. A tranche of the total number of PSUs will become vested only as of a measurement date that is 18 months or 36 months following the grant date, subject to Mr. Rosensweig's or Mr. Longo's service until that date, and only if the volume weighted average closing price per share of stock equals or exceeds the target stock price over a sixty day trading period. If any PSUs have not vested by the end of the term of the award, they will be forfeited and Mr. Rosensweig and Mr. Longo will not realize the value of such PSUs. The PSUs are valued on the probable outcome of the market-condition goals, determined using a Monte Carlo simulation model. For information regarding assumptions, factors and methodologies used in our computations pursuant to Topic 718, see Note 2 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2025. The value of the PSU awards at the grant date assuming that the highest level of performance conditions will be achieved was $3,927,000 for Mr. Rosensweig and $510,000 for Mr. Longo.

(3) The amounts in the column represent our contributions to the account under our 401(k) plan for each NEO. For fiscal year 2025, for Mr. Schultz, the amounts further include (1) $1,700,000 paid under his Transition and Separation Agreement under which Mr. Schultz was eligible for separation payments and benefits pursuant to the termination "other than for Cause" provisions of the Chegg, Inc. Severance Plan (the "Severance Plan") that apply when the qualifying termination occurs within two years following adoption of the Severance Plan and is not in connection with a "Change in Control" (all terms as defined in the Severance Plan) and (2) $230,769 paid as a lump sum in connection with the termination of the Chegg, Inc. sabbatical program, under which all employees with more than 10 years of service who had not yet taken a sabbatical received a cash payment equal to the salary they would have earned during their sabbatical period.

Outstanding Equity Awards at December 31, 2025

The following table provides information with respect to outstanding equity awards as of December 31, 2025 with respect to our NEOs. Please see "Proposal No. 4 Approval of an Amendment to our Restated Certificate of Incorporation to effect a Reverse Stock Split" for disclosure on the proportionate adjustments that would be made to outstanding equity awards if the Reverse Stock Split (as defined in this proxy statement) is approved by our stockholders at the 2026 Annual Meeting and our Board of Directors decides to implement the Reverse Stock Split.

Name	Grant Date	Stock Awards			
		Number of Shares that Have Not Vested (#)	Market Value of Shares that Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares that Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares that Have Not Vested ($)[1]
Dan Rosensweig	06/01/2024 [2]	10,850	10,091	—	—
	06/01/2024 [3]	105,469	98,086	—	—
	11/17/2025 [4]	1,650,000	1,534,500	—	—
	11/17/2025 [5]	—	—	3,850,000	3,580,500
David Longo	1/12/2022 [6]	3,230	3,004	—	—
	1/14/2025 [7]	1,000,000	930,000	—	—
	11/17/2025 [4]	500,000	465,000	—	—
	11/17/2025 [5]	—	—	500,000	465,000
Nathan Schultz	6/01/2024 [8]	267,919	249,165	—	—

(1)   The market price for our common stock is based on the closing price per share of our common stock as listed on the New York Stock Exchange on December 31, 2025 of $0.93.

(2)   The shares subject to the PSU award were earned upon achievement by December 31, 2024 of Company performance metrics consisting of Chegg Services Revenue, adjusted EBITDA, and free cash flow as approved by the Compensation Committee. The Compensation Committee determined that the weighted average percentage of 17.36% of the measurements was achieved, therefore a weighted average of 17.36% of the shares subject to the PSU award were earned. One-third of the achieved shares vested on June 12, 2025, and the remaining tranches shown in the table above vest on June 12, 2026 and June 12, 2027, subject to Mr. Rosensweig's continued service up to and through each vesting date.

(3)   One-half of the originally granted RSUs vested on June 12, 2025 and 6.25% vest on each quarterly anniversary thereafter. The vesting is subject to Mr. Rosensweig's continued service up to and through each vesting date.

(4)   One-third of the RSUs will vest on November 11, 2026, and 8.33% shall vest each quarterly anniversary thereafter. The vesting is subject to the NEO's continued service up to and through each vesting date.

(5)   The shares subject to the PSU award shall be earned only if our stock price reaches sustained stock price hurdles of 50%, 75%, 100%, and 125% above our October 28, 2025 stock price. A tranche of the total number of PSUs will become vested only as of a measurement date that is 18 months or 36 months following the grant date, subject to the NEO's continued service until that date, and only if the volume weighted average closing price per share of stock equals or exceeds the target stock price over a sixty day trading period.

(6)   The shares vested on January 12, 2026.

(7)   One half of the shares vested on January 12, 2026, and 12.5% shall vest in quarterly installments thereafter. The vesting is subject to Mr. Longo's continued service up to and through each vesting date.

(8)   The shares subject to the PSU award were earned upon achievement by December 31, 2025 of Company performance metrics consisting of Chegg Total Net Revenue and adjusted EBITDA, as approved by the Compensation Committee. The Committee determined that the weighted average payout of 129.9% of target was achieved. One-half of the achieved shares shall vest on each of June 12, 2026 and June 12, 2027.



Pay Versus Performance Disclosure

Pay Versus Performance Disclosure

Provided below is our "pay versus performance" disclosure as required pursuant to Item 402(v) of Regulation S-K promulgated under the Exchange Act. We are reporting as a "smaller reporting company" as defined under the U.S. federal securities laws. As such, and as required by Item 402(v), we have included:

- A table that compares the total compensation of our NEOs as presented in the Summary Compensation Table ("SCT") for each of the last three fiscal years to their pay calculated in accordance with Item 402(v) (referred to as "Compensation actually paid", or "CAP") and that compares their CAP to specified performance measures; and

- Graphs that describe the relationships between CAP and our cumulative total stockholder return ("TSR") and GAAP Net (Loss) Income.

This disclosure has been prepared in accordance with Item 402(v) and does not necessarily reflect value actually realized by the NEOs, but rather is a value calculated under applicable SEC rules. Please refer to our narrative describing our "Executive Compensation" for a discussion of our executive compensation program objectives and the ways in which we align executive compensation with performance.

Pay Versus Performance Table

In accordance with Item 402(v), we provide the following disclosures for the Company's current and former Chief Executive Officers (our Principal Executive Officers or "PEOs") and the average of our NEOs other than the PEO ("non-PEO NEOs") for 2025, 2024, and 2023.

Fiscal Year	Summary Compensation Table Total for PEO Dan Rosensweig[1] ($)	Compensation Actually Paid to PEO Dan Rosensweig[2] ($)	Summary Compensation Table Total for PEO Nathan Schultz [1] ($)	Compensation Actually Paid to PEO Nathan Schultz[2] ($)	Average Summary Compensation Table Total for non-PEO NEOs[1] ($)	Average Compensation Actually Paid to non-PEO NEOS[3] ($)	Total Stockholder Return[4] ($)	Net (Loss) Income (in millions) ($)
2025	4,934,000	4,620,667	4,669,769	3,748,474	3,466,297	2,637,018	3.68	(103)
2024	2,404,217	196,478	4,131,883	(693,309)	1,086,343	234,181	6.37	(837)
2023	4,779,849	(688,671)	—	—	3,104,169	196,528	44.95	18

(1) Dan Rosensweig served as PEO during 2023 until May 31, 2024. Nathan Schultz served as PEO from June 1, 2024, until October 27, 2025. Dan Rosensweig reassumed the PEO role effective October 27, 2025. The non-PEO for 2025 was David Longo. The non-PEO NEOs for 2024 were David Longo, Andrew Brown and Esther Lem. The non-PEO NEOs for 2023 were Andrew Brown, Nathan Schultz, John Fillmore and Esther Lem.

(2)   To calculate CAP to the PEOs the following adjustments were made to SCT Total Compensation:

PEO	Summary Compensation Table Total for PEO ($)	Deductions from Summary Compensation Table Total[a] ($)	Total Adjustments ($)	Compensation Actually Paid to PEO ($)
Dan Rosensweig	4,934,000	(4,070,000)	3,756,667	4,620,667
Nathan Schultz	4,669,769	(1,500,000)	578,705	3,748,474

(a)   Represents the grant date fair value of equity awards reported in the "Stock Awards" column in the Summary Compensation Table for 2025.

SEC rules require certain adjustments be made to the SCT totals to determine CAP as reported in the Pay Versus Performance Table. A reconciliation of the SCT totals to CAP to our PEOs calculated in accordance with the SEC methodology for determining compensation actually paid under Item 402(v) of Regulation S-K is shown below. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The adjustments to determine CAP are as follows:

PEO	Year End Fair Value of Equity Awards Granted in Covered Year and Outstanding at End of Year ($)	Change in Fair Value of Awards Granted in Prior Year from the End of the Prior Fiscal Years to the End of the Covered Year ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered Year ($)	Change in Fair Value from the End of the Prior Fiscal Year to the Vesting Date for Equity Awards Granted in Prior Fiscal Years ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Total Equity Adjustment ($)
Dan Rosensweig	3,883,000	(79,098)	—	(47,235)	—	3,756,667
Nathan Schultz	—	(82,898)	930,000	(147,788)	(120,609)	578,705

(3)   To calculate CAP to the non-PEO NEOs (as an average) the following adjustments were made to the applicable SCT Total compensation:

Summary Compensation Table Total for non-PEO NEOs ($)	Deductions from Summary Compensation Table Total[a] ($)	Total Adjustments ($)	Compensation Actually Paid to non-PEO NEOs ($)
3,466,297	(2,320,000)	1,490,721	2,637,018

(a)   Represents the grant date fair value of equity awards reported in the "Stock Awards" column in the Summary Compensation Table for 2025.

SEC rules require certain adjustments be made to the SCT totals to determine CAP as reported in the Pay Versus Performance Table. A reconciliation of the SCT totals to CAP to our non-PEO NEOs calculated in accordance with the SEC methodology for determining compensation actually paid under Item 402(v) of Regulation S-K is shown below. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The adjustments to determine CAP are as follows:

Year End Fair Value of Equity Awards Granted in Covered Year and Outstanding at End of Year ($)	Change in Fair Value of Awards Granted in Prior Year from the End of the Prior Fiscal Year to the End of the Covered Year ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered Year ($)	Change in Fair Value from the End if the Prior Fiscal Year to the Vesting Date for Equity Awards Granted in Prior Fiscal Years ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Equity Value Included in Compensation Actually Paid ($)
1,700,000	(2,196)	—	(207,083)	—	1,490,721

(4)   Total stockholder return is calculated based on a fixed investment in the common stock of Chegg, Inc. of one hundred dollars measured from the market close on December 31, 2022 through and including the end of each fiscal year reported in the table.

Relationship between CAP and TSR

The chart below reflects the relationship between the PEO and average non-PEO NEO CAP versus our TSR for the most recent three fiscal years.



Relationship between CAP and GAAP Net (Loss) Income

The chart below reflects the relationship between the PEO and average non-PEO NEO CAP and our GAAP Net (Loss) Income.





Equity Plans

Equity Compensation Plan Information

The following table presents information as of December 31, 2025 with respect to compensation plans under which shares of our common stock may be issued. The category "Equity compensation plans approved by security holders" in the table below consists of the 2005 Stock Incentive Plan (the "2005 Incentive Plan"), the 2013 Equity Incentive Plan (the "2013 Incentive Plan"), the 2023 Equity Incentive Plan, and the Amended and Restated 2013 Employee Stock Purchase Plan (the "A&R 2013 ESPP"). The category "Equity compensation plans not approved by security holders" in the table below consists of the 2023 Equity Inducement Plan (the "2023 Inducement Plan"). The table does not include information with respect to shares of our common stock subject to outstanding options or other equity awards granted under equity compensation plans or arrangements assumed by us in connection with our acquisition of the companies that originally granted those awards.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)[1]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	10,069,368[2]	—	8,802,705[3]
Equity compensation plans not approved by security holders[4]	29,815[5]	—	1,545,789[6]

(1) The weighted average exercise price relates solely to outstanding stock option shares, if any, since shares subject to RSUs and PSUs have no exercise price.

(2) Excludes purchase rights accruing under the A&R 2013 ESPP and includes 6,779,276 shares subject to outstanding RSUs, PSUs and options.

(3) Includes shares available for grant from the 2023 Equity Incentive Plan and A&R 2013 ESPP plan as of December 31, 2025. A maximum of 168,000 shares were subject to purchase rights under the ESPP Plan as of December 31, 2025.

(4) On October 10, 2023, our Board of Directors approved the 2023 Inducement Plan pursuant to the Employment Inducement Award exception under the NYSE Listed Company Manual Section 303A.08.

(5) Includes 29,815 shares subject to outstanding RSUs under the 2023 Inducement Plan after releases and forfeitures for the year.

(6) Includes shares available for grant issuance from 2023 Inducement Plan as of December 31, 2025.

Transactions with Related Parties, Founders and Control Persons

Since January 1, 2024, we have not been a party to any transaction or series of similar transactions that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K in which:

- we have been or are to be a participant;
- the amount involved exceeded or exceeds the lesser of $120,000 or 1% of the average of the Company's total assets at year-end for both fiscal year 2025 and fiscal year 2024; and
- any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest, other than the compensation arrangements that are described under the heading "Executive Compensation."

Report of the Audit Committee

The information contained in the following report of Chegg's Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Chegg under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, unless and only to the extent that Chegg specifically incorporates it by reference.

The Audit Committee has reviewed and discussed with Chegg's management and Deloitte & Touche LLP the audited consolidated financial statements of Chegg as of and for the year ended December 31, 2025, and the effectiveness of internal control over financial matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

The Audit Committee has received and reviewed the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP its independence from Chegg.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Chegg's Annual Report on Form 10-K for the year ended December 31, 2025 for filing with the Securities and Exchange Commission.

SUBMITTED BY THE AUDIT COMMITTEE

Marcela Martin (Chair)
Renee Budig
Ted Schlein



Additional Information

Stockholder Proposals to be Presented at the Next Annual Meeting

Chegg's Bylaws provide that, for stockholder nominations to the Board of Directors or other proposals to be considered at an Annual Meeting of Stockholders, the stockholder must give timely notice thereof in writing to the Corporate Secretary at Chegg, Inc., 2261 Market Street STE 46218 , San Francisco, CA 94114, Attn: Corporate Secretary.

To be timely for the 2027 Annual Meeting of Stockholders, a stockholder's notice must be delivered to or mailed and received by our Corporate Secretary at the principal executive office of Chegg not earlier than 5:00 p.m. Eastern Time on February 27, 2027 and not later than 5:00 p.m. Eastern Time on March 29, 2027. A stockholder's notice to the Corporate Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by applicable law and our Bylaws.

Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at Chegg's 2027 Annual Meeting of Stockholders must be received by us no later than December 29, 2026 in order to be considered for inclusion in Chegg's proxy materials for that meeting. A stockholder's notice to the Corporate Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by applicable law and our Bylaws.

In addition to satisfying the foregoing requirements, in order to comply with the universal proxy rules, a stockholder who intends to solicit proxies in support of director nominees for election at the next annual meeting, other than Chegg's nominees, must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 13, 2027.

Delinquent Section 16(a) Reports

Section 16 of the Exchange Act requires Chegg's directors, executive officers and any persons who own more than 10% of Chegg's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish Chegg with copies of all Section 16(a) forms that they file. Based solely on its review of the copies of such forms furnished to Chegg and written representations from the directors and executive officers, Chegg believes that all Section 16(a) filing requirements were timely met during 2025, except that one late Form 4 report was filed for each of Messrs. Schlein and Sarnoff and Mses. Budig, Levine and Martin related to the annual equity grants to non-employee directors, each of which was inadvertently late due to an oversight caused by personnel changes at Chegg.

Available Information

We make available, free of charge on our website, all of our filings that are made electronically with the SEC, including Forms 10-K, 10-Q and 8-K. To access these filings, go to our website at ***https://investor.chegg.com*** and click on "SEC Filings" under the "Investor Relations" heading. Chegg will also make available without charge, upon written request, a copy of Chegg's annual report on Form 10-K for the year ended December 31, 2025, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to:


Chegg, Inc.
2261 Market Street STE 46218
San Francisco, CA 94114
Attn: Investor Relations


The Annual Report is also available at ***https://investor.chegg.com.***

"Householding" - Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as Brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our Annual Report and proxy materials, including the Notice, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees, and helps protect the environment as well.

We expect that a number of Brokers with account holders who are our stockholders will be "householding" our Annual Report and proxy materials, including the Notice. A single Notice and, if applicable, a single set of Annual Report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your Broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge, either by calling toll-free (800) 542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, Chegg will promptly deliver a separate copy of the Notice and, if applicable, Annual Report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice and, if applicable, annual report and other proxy materials, you may write to Chegg's Investor Relations department at 2261 Market Street STE 46218, San Francisco, CA 94114 , Attn: Investor Relations, or via email to ***ir@chegg.com.***

Any stockholders who share the same address and currently receive multiple copies of Chegg's Notice or Annual Report and other proxy materials who wish to receive only one copy in the future can contact their Broker to request information about householding or Chegg's Investor Relations department at the address listed above.

Other Matters

Our Board of Directors does not presently intend to bring any other business before the meeting and, so far as is known to our Board of Directors, no matters are to be brought before the meeting except as specified in the Notice of the meeting. If other matters are properly brought before the meeting and presented, the proxy holders have discretionary authority to vote all proxies in accordance with their best judgment. Discretionary authority for them to do so is provided for in the proxy card and other forms of proxy.


PROPOSED AMENDMENT

TO THE

CHEGG, INC.

RESTATED CERTIFICATE OF INCORPORATION

The amendment would provide that Section 1 of Article IV of the Restated Certificate of Incorporation be amended and restated to read in its entirety as follows:

ARTICLE IV: AUTHORIZED STOCK

1. **Total Authorized**. The total number of shares of all classes of stock that the Corporation has authority to issue is 410,000,000 shares, consisting of two classes: 400,000,000 shares of Common Stock, $0.001 par value per share, and 10,000,000 shares of Preferred Stock, $0.001 par value per share.

Upon the filing and effectiveness (the "*Effective Time*") pursuant to the DGCL of this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation, each [   ] shares of the Common Stock issued and outstanding on the effective date of this Amendment will automatically be combined into one validly issued, fully paid and non-assessable share of Common Stock, without any action by the holder thereof, subject to the treatment of fractional interests as described below (the "*Reverse Stock Split*"). No certificates (or electronic equivalents thereof) representing fractional shares of Common Stock will be issued in connection with the Reverse Stock Split. Stockholders who would otherwise be entitled to receive a fractional share will have the number of new shares to which they are entitled rounded down to the next whole number of shares. No stockholder will receive cash in lieu of fractional shares. Each certificate (or electronic equivalent thereof) that, prior to such combination, represented shares of Common Stock will thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented thereby shall have been combined, subject to the elimination of fractional share interests as described above.

[This Page Intentionally Left Blank]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number 001-36180

CHEGG, INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-3237489**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

2261 Market Street STE 46218	**3990 Freedom Circle**
San Francisco, CA 94114	**Santa Clara, CA, 95054**
(Address of principal executive offices)	**(Former address of principal executive offices)**

(408) 855-5700
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	CHGG	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

- Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐
- Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒
- Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (Exchange Act) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐
- Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐
- Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☐		

- If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
- Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒
- If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
- Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
- Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒
- The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing price of such stock on such date as reported by the New York Stock Exchange on such date, was $126,089,139. Shares of Common Stock held by each executive officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.
- As of February 28, 2026, the Registrant had 111,798,694 outstanding shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the Registrant's 2026 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. The Proxy Statement will be filed within 120 days of the Registrant's fiscal year ended December 31, 2025.

Unless the context requires otherwise, the words "we," "us," "our," "Company" and "Chegg" refer to Chegg, Inc. and its subsidiaries taken as a whole.

Chegg, Chegg.com, Chegg Study, EasyBib, the Chegg "C" logo, and Busuu, are some of our trademarks used in this Annual Report on Form 10-K. Solely for convenience, our trademarks, trade names and service marks referred to in this Annual Report on Form 10-K appear without the ®, ™ and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. Other trademarks appearing in this Annual Report on Form 10-K are the property of their respective holders.

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Annual Report on Form 10-K other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations are forward-looking statements. The words "believe," "may," "will," "would," "could," "estimate," "continue," "anticipate," "intend," "project," "endeavor," "expect," "plan to," "if," "future," "likely," "potentially," and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should read this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect.

Our forward-looking statements speak only as of the date of this Annual Report on Form 10-K, and we undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

RISK FACTOR SUMMARY

Below is a summary of the material risks that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found under the heading "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K and should be carefully considered, together with other information in this Form 10-K and our other filings with the U.S. Securities and Exchange Commission ("SEC"), before making an investment decision regarding our common stock.

Risks Related to Our Business and Growth

- Failure to successfully execute our skilling-focused business-to-business strategy and realize the anticipated benefits of our business transformation and related restructuring plan could have a material adverse effect on our business financial results.
- Our revenue has declined and our business depends on our ability to continue to attract new learners to, and retain existing learners on, our learning platform.
- If we fail to innovate and offer new products and services in response to rapidly evolving technological and market developments, including AI, our competitive position and business prospects may be harmed.
- We face competition in all aspects of our business, including with respect to AI, and we expect such competition to increase.
- We have a limited operating history in international jurisdictions and our expansion efforts into international markets may not be successful.
- The uncertainty surrounding the evolving educational landscape, including the impact of AI on learning and education, the state of the student including the amount and the extent to which AI will impact study habits and how students learn and/or complete their assignments, and the demand for our evolving offerings make it difficult to predict our operational trends and results of operations.
- If our efforts to drive user traffic, including search engine optimization, social media campaigns, and other marketing, are not successful, student discovery of, and engagement with, our learning platform could decline, which may harm our business and results of operations.
- If our efforts to build and maintain strong brands are not successful, we may not be able to grow our student user base, which could adversely affect our results of operations.
- We have a history of losses, and we may not achieve or sustain profitability in the future.
- If we do not retain our senior management team and key employees, we may not be able to sustain our growth or achieve our business objectives.
- We have undertaken, and may in the future undertake, internal restructuring activities that could result in disruptions to our business or otherwise materially harm our results of operations or financial condition.
- We rely on Amazon Web Services (AWS) and other third-party software and service providers to provide systems, storage, and services for our website and any disruption of such services or a material change to our arrangements could adversely affect our business.
- Our growth strategy includes acquisitions, and we may not be able to execute on our acquisition strategy or integrate acquisitions successfully.
- We may need additional capital, and we cannot be sure that additional financing will be available on favorable terms, if at all.
- Adverse litigation judgments or settlements resulting from legal proceedings in which we are or may be involved could expose us to monetary damages or limit our ability to operate our business.

Risks Related to Our Industry

- Government regulation of education and student information is evolving, and unfavorable developments could have an adverse effect on our business, results of operations, and financial condition.
- Colleges and certain governments may restrict online access or access to our website, which could lead to the loss of or slowing of growth in our student user base and their level of engagement with our platform.
- If we are required to discontinue certain of our current marketing activities, our ability to attract new students may be adversely affected.

Risks Related to Taxes and Accounting Matters

- We may be subject to greater than anticipated liabilities for income, property, sales, and other taxes, and any successful action by federal, state, foreign, or other authorities to collect additional taxes could adversely harm our business.

Risks Related to Intellectual Property
- Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business, financial condition, and results of operations.
- Misuse of our platform and content, including digital piracy and improper sharing and misappropriation of user credentials, may continue to adversely affect our business, financial condition, and results of operation.
- If we become subject to liability for the Internet content that we publish or that is uploaded to our websites by students or other users, our results of operations could be adversely affected.
- Some aspects of our technology include open-source software, and any failure to comply with the terms of one or more of these open-source licenses could harm our business.

Risks Related to Data Privacy
- The compromise of our information technology systems or data, including through computer malware, viruses, hacking, phishing attacks, spamming and other security incidents, could harm our business and results of operations.
- We collect, process, store and use personal information and other sensitive data, which subjects us to stringent and evolving U.S. and foreign laws, governmental regulation, contractual obligations, policies and other legal obligations.
- Public scrutiny of Internet privacy issues and actual or perceived failure to comply with our obligations with respect to privacy and data security could harm our business, including by damaging our reputation and relationships with students and educators.

Risks Related to Ownership of Our Securities
- Our failure to regain compliance with the continued listing requirements of the NYSE, or any future failure to remain in compliance with such standards, could result in the delisting of our common stock, which would have an adverse impact on the trading, liquidity and market price of our common stock.
- Our stock price has been and will likely continue to be volatile.
- Our securities repurchase program could affect the price of our common stock and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our common stock.
- Servicing our convertible senior notes requires a significant amount of cash, and we may not have sufficient cash flow or cash on hand to repay them, settle conversions in cash or to repurchase them upon a fundamental change, and any future debt may contain limitations on our ability to pay cash upon conversion or repurchase.

PART I

ITEM 1. BUSINESS

Overview

Chegg is a learning platform helping businesses bring new skills to their workforce and giving lifelong learners and students the skills and confidence to succeed. Focused on the large and growing skilling market, Chegg offers innovative tools for workplace readiness, professional upskilling, and language learning. Chegg also continues to offer students artificial intelligence (AI)-driven, personalized support. Chegg remains committed to its mission of improving learning outcomes and career opportunities for millions of people around the world.

Our long-term strategy is focused on helping learners achieve better outcomes by combining academic support with practical, career-relevant skills across the learning lifecycle. We are evolving our platform to support learners both in the classroom and beyond, leveraging AI to deliver faster, more personalized, and more effective learning experiences. We continue to invest in expanding our skilling offerings and integrating them with our core academic services to provide a differentiated, end-to-end solution that supports the whole learner. Our use of AI in our platform is designed to enable us to scale personalized support, improve learning outcomes, and increase course completion while maintaining high standards of quality and accuracy. We believe these investments position us to drive deeper engagement, expand our addressable market, and return the business to sustainable revenue growth over time. Our ability to achieve these long-term objectives is subject to numerous risks and uncertainties, which are described in greater detail below and in Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K.

Our service and product offerings fall into two categories: Chegg Skilling and Academic Services.

Chegg Skilling

Our language learning platform provides subscribers access to a premium language learning platform that offers comprehensive support through self-paced lessons, live classes with expert tutors and a community of members to practice alongside. A team of leading experts have developed our online learning instruction to bring students from novice to advanced speakers in a fast-paced, enjoyable environment and we currently offer comprehensive courses taught by highly qualified teachers in 14 languages.

We also provide workforce skilling programs that help employers develop and retain talent. Our workforce skilling programs align workforce needs with learner outcomes by combining in-demand technical skills such as AI, coding, data analytics, and cybersecurity, with foundational business and human-centered durable skills. We keep our portfolio current by working closely with employers, including Fortune 1000 companies, to understand emerging role requirements and workforce needs. Programs feature engaging, modular online content, practice opportunities, and support. Our platform tracks learner progress in real time, delivering predictive nudges and timely interventions that improve engagement, retention, and completion rates. Our approach is informed by learning science to help skills stick, so learners can apply what they learn with confidence at work.

Academic Services

Our legacy academic learning services are headlined by Chegg Study Pack, a premium subscription bundle that includes all of the benefits of Chegg Study, Chegg Writing and Chegg Math. Chegg Study subscribers have access to personalized, step-by-step learning support powered by AI, computational engines, and subject matter experts. Subscribers engage with our conversational experience that delivers the right support at the right time. Our Chegg Writing subscription service consists of a suite of essential tools including plagiarism detection scans, grammar and writing fluency checking, expert personalized writing feedback, and premium citation generation. Subscribers can also have a writing professional proofread papers for personalized feedback. Our Chegg Math subscription service provides students with a computational engine to help them understand and solve math problems. We also work with leading brands and programmatic partners to deliver advertising across our platforms.

Technology and Platform Integration

Technology is at the core of our learning platform. We leverage the latest in distributed systems, machine learning, data analytics, and generative AI to increase efficiency and scale in our business. The key elements of our technology platform are:

AI

Our technology, which includes computational engines, machine learning, decision tools, and proprietary generative AI capabilities, allows us to build an industry-leading personalized learning assistant without compromising quality and safety. We have built large language models, and are leveraging frontier models, specific to academic subjects and use cases that cater to learner needs. Our AI capabilities allow us to leverage our data and expertise to optimize the learning experience effectively and efficiently.

Proprietary Data

We have over a hundred million pieces of proprietary learning content powering our learning platform. We are leveraging this data within our product to improve the learning experience of the students. Our unique dataset enables personalized learning and powers new capabilities to enhance the learning experience.

Shared Infrastructure

We leverage shared infrastructure to allow us to efficiently build products across our learning platform. This infrastructure resides at major cloud-hosting providers globally. Our architecture consists primarily of front-end applications, backend services, operational databases, and reporting subsystems. We use industry standard logging and monitoring tools to ensure uptime. The architecture is also designed to allow for expansion into new international markets.

Information Security

Our learning platform includes encryption, antivirus, firewall, intrusion prevention, and patch-management technologies to help protect our systems distributed across cloud-hosting providers and our offices. Our existing products and services undergo periodic security assessments. New features are developed according to our secure software development lifecycle process. We also monitor for anomalies relating to authentication, data transfers, system, and user behavior as well as cloud configuration changes.

Programmatic Advertising

Our programmatic advertising technology includes a combination of a deep understanding of programmatic purchasing trends with data analytics, engineering, and machine learning. The result is an online advertising platform that continuously maximizes the value of the digital impressions we serve.

Sales and Marketing

Students

Our direct-to-consumer marketing strategy focuses on increasing awareness of the Chegg brand and its services, and driving traffic to our site. We use several major direct marketing channels to reach students, including social media. The size and quality of our content catalog drives organic traffic to Chegg. Our lifecycle marketing focuses on increasing activation, engagement and retention. We utilize three types of customer relationship management campaigns: onboarding programs to drive activation and retention, personalized cross-sell campaigns to deepen engagement, and promotional campaigns to drive sales and interests.

Customers

Our customers include learners and businesses. We rely on a variety of customers and are not materially dependent on any single customer or group of customers. No customers represented over 10% of net revenues during the years ended December 31, 2025, 2024 or 2023).

Competition

While we do not have any competitors that compete with us across our business in its entirety, we face significant competition from education and learning companies, many of which are developing their own AI products and technologies, as well as other companies that are not specifically focused on education and learning services but whose broad AI offerings may nonetheless significantly impact education and learning. Our services face competition from other education and learning companies based on the particular offering. The competitors for our language learning platform primarily include similar language learning platforms such as GoFluent, Speexx, and Duolingo. For our workforce skilling program, we face competition from other online learning platforms and online "skills accelerator" course providers, both white-label and co-branded, which compete for adult learners through third party institutions, including 2U, Inc., Simplilearn, General Assembly, Galvanize, Inc., Flatiron School, Codecademy, DataCamp, and Lambda, Inc. Our competitors that are not specifically focused on education and learning services, but whose AI offerings may impact education and learning, include companies such as Google, OpenAI, Microsoft, Meta, and Anthropic. Certain educational institutions, such as the University of Michigan, are also developing AI tools which may compete with our offerings. For Chegg Study, our competitors primarily include platforms that provide study materials and online instructional systems, such as Course Hero, Quizlet, Brainly, and Khan Academy. For Chegg Writing, we primarily face competition from other citation generating and grammar and plagiarism services, such as Grammarly. For Chegg Math, we face competition from other equation solver services, such as Photomath, Gauthmath, and Symbolab.

We believe that we have competitive strengths that position us favorably in each aspect of our business. However, the education industry is evolving rapidly, including the utilization of AI and machine learning, and is increasingly competitive. A variety of business models are being pursued or may be considered for the provision of digital learning tools, some of which may be more profitable or successful than our business model.

Intellectual Property

We use proprietary technology to operate our business, and our success depends, in part, on our ability to protect our technology and intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as contractual restrictions, to establish and protect our intellectual property. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. These laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology.

We own the registered U.S. trademarks Chegg, Chegg.com, Chegg Study, EasyBib, the Chegg "C" logo, and Busuu, among others, as well as a variety of service marks. We also have a number of pending trademark applications in the United States and unregistered marks that we use to promote our brand. From time to time, we expect to file additional patent, copyright, and trademark applications in the United States and abroad.

Government Regulation

We are subject to a number of laws and regulations in the United States and abroad that affect companies conducting business on the Internet and in the education industry, many of which are still evolving and could be interpreted in ways that could harm our business. The manner in which existing laws and regulations will be applied to the Internet and students in general and how they will relate to our business in particular, are often unclear. For example, we often cannot be certain how existing laws will apply in the e-commerce and online context, including with respect to such topics as privacy, cybersecurity, artificial intelligence, defamation, pricing, credit card fraud, advertising, taxation, sweepstakes, promotions, content regulation, financial aid, scholarships, student matriculation and recruitment, quality of products and services, and intellectual property ownership and infringement. In addition, we may be subject to state oversight for Chegg's skills-based learning programs, including regulatory approvals and licensure for the course content, the faculty members teaching the content, and the recruiting, admissions, and marketing activities associated with the business.

Numerous laws and regulatory schemes have been adopted at the national and state level in the United States, and internationally, that have a direct impact on our business and operations. For example:

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (CAN-SPAM) establishes requirements for sending commercial email and requires commercial email senders to honor consumers' requests to not receive email. Violators of CAN-SPAM are subject to both civil and potentially criminal penalties. The U.S. Federal Trade Commission (FTC) Act imposes responsibilities on us with respect to communications with consumers and impose fines and liability for failure to comply with rules with respect to advertising or marketing practices it may deem misleading or deceptive. Similarly, several states have enacted laws that prohibit "falsity or deception" in commercial emails and that give recipients of such emails a right of action and ability to seek damages.

The Telephone Consumer Protection Act of 1991 (TCPA) restricts telemarketing and the use of automated telephone dialing systems. The TCPA regulates the use of artificial or prerecorded voice messages, fax messages, and the use of automatic dialing systems for both voice calls and sending text messages. Additionally, a number of states have enacted statutes that address telemarketing. For example, some states, such as Colorado, Florida, Indiana, Louisiana, Massachusetts, Mississippi, Missouri, Oklahoma, Pennsylvania, Tennessee, Texas and Wyoming, still have do-not-call lists. Other states, such as Oregon and Washington, have enacted "no rebuttal statutes" that require the telemarketer to end the call when the consumer indicates that he or she is not interested in the product being sold. Restrictions on telephone marketing, including calls and text messages, are enforced by the FTC, the Federal Communications Commission, states, and through the availability of statutory damages and class action lawsuits for violations of the TCPA.

The Credit Card Accountability Responsibility and Disclosure Act of 2009, or CARD Act, and similar laws and regulations adopted by a number of states regulate credit card and gift certificate use fairness, including expiration dates and fees. Our business also requires that we comply with payment card industry data security and other standards, including state laws and industry standards that have data security obligations beyond federal requirements. In particular, we are subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks' costs, subject to fines and higher transaction fees, reputational damage, and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and creates the potential for liability under state consumer protection and data security laws, and our business and results of operations could be adversely affected.

Requirements related to Title IV of the Higher Education Act and regulations promulgated thereunder by the U.S. Department of Education, and other similar laws, regulate the recruitment of students to colleges and other institutions of higher learning.

The Family Educational Rights and Privacy Act (FERPA) protects the privacy of student records and gives students (and their parents in the case of minors), certain rights (such as data correction and data production), with respect to their student records. FERPA restricts the circumstances in which we can disclose student records. In addition, many states have passed student privacy laws, some of which are more restrictive than FERPA, and therefore do not pre-empt FERPA.

The Children's Online Privacy Protection Act (COPPA) imposes restrictions on the ability of online services to collect, use, and disclose personal information from minors. The FTC recently amended COPPA to expand the requirements for online services that collect personal information from children, such as requiring operators to implement a written children's security program with certain safeguards. In addition, certain states, including Utah and Massachusetts, have laws that impose criminal penalties on the production and distribution of content that is "harmful to a minor." Delaware Code 1204C prohibits websites and applications directed at children from marketing or advertising products or services that are inappropriate for children.

California's Privacy Rights for California Minors in the Digital World Act (Eraser Law) permits minors to remove or request and obtain removal of content or information posted on our services. The Eraser Law also prohibits directing the marketing and advertising of certain products to children based on personal information specific to a minor or knowingly using, disclosing or compiling or allowing a third party to do so.

California has several laws protecting the literary works read by California residents. The California Reader Privacy Act protects information about the books California residents read from electronic services. Such information cannot be disclosed except pursuant to an individual's affirmative consent, a warrant or court order with limited exceptions, such as imminent danger of serious injury. California Education Code Section 99122 requires each private nonprofit and for-profit postsecondary educational institution to post its social media privacy policy on its website.

The Digital Millennium Copyright Act (DMCA) prohibits the circumvention of technological protection measures and includes a safe harbor intended to reduce the liability of online service providers for hosting, caching, serving as a mere conduit for the transmission of or linking to third-party content that infringes copyrights of others.

The Communications Decency Act provides that interactive computer services, including websites and platforms, shall not be treated as publishers or speakers of any information provided by others, i.e., as individuals who post content on the interactive computer service's website or platform.

Additionally, numerous states have enacted comprehensive privacy laws regulating the processing of the personal data of consumers. For example, the California Consumer Privacy Act, (CCPA), which went into effect on January 1, 2020 and was amended by the California Privacy Rights Act in 2023, provides consumers the right to know what personal data companies collect, how it is used, and the right to access, delete, and opt out of the sale of their personal information to third parties. The CCPA also includes special requirements for California consumers under the age of 16. Under amendments to the CCPA that went into effect on January 1, 2026, the personal information of consumers under 16 years old is now considered sensitive personal information, which may trigger additional compliance requirements. The CCPA imposes civil penalties for violations and grants a private right of action for certain data breaches. This private right of action may increase both the likelihood and risks of data breach litigation. Similar comprehensive state privacy laws have been enacted, including the Virginia Consumer Data Protection Act (CDPA) and Colorado Privacy Act (CPA) which both went into effect on January 1, 2023. These laws provide consumers with the right to know what personal data companies collect, how it is used, and the right to access, delete, and opt out of the sale of their personal information to third parties. The CDPA includes special requirements for Virginia consumers under the age of 16 and additional requirements for consumers under the age of 13. The CPA also includes special requirements for Colorado consumers under the age of 18. The CCPA also includes special requirements for California consumers under the age of 16.

The Nevada Online Privacy Law, which went into effect October 1, 2021, provides Nevada residents with the right to know our data practices and the right to opt-out of the sale of certain "covered information."

The General Data Protection Regulation (GDPR) which went into effect in May 2018 gives European Union (EU) residents, among other things, the right to know what personal data we collect from them, how it is used, and the right to access, correct, delete, and opt out of the sale of their personal information to third parties. We are also required to obtain consent from consumers in certain circumstances and adhere to certain data transfer mechanisms to transfer EU personal data to certain other jurisdictions. We rely on standard contractual clauses for data transfers from the EU. As regulatory authorities continue to issue further guidance on personal data, we could suffer additional costs, complaints or regulatory investigations or fines. The GDPR sets a maximum fine of €20 million or 4% of annual global turnover for infringements – whichever is greater. If we are unable to transfer data between and among countries in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our systems and operations and could adversely affect our financial results.

The United Kingdom's Data Protection Act 2018 (Data Protection Act) and UK General Data Protection Regulation ("UK GDPR") apply to our activities in the United Kingdom. They have similar requirements to those noted above relating to GDPR. The UK GDPR set a maximum fine of £17.5 million or 4% of annual global turnover for infringements – whichever is greater – for infringements.

Israel's Basic Law: Human Dignity and Liberty, 5752 1992 (IBL HDL), the Protection of Privacy Law, 5741-1981 and the regulations promulgated thereunder (collectively, the PPL), and the guidelines of the Israel Privacy Authority (IPA Guidelines) apply to our activities in Israel. PPL gives Israeli residents, among other things, the right to know what personal data we collect from them, how it is used, and the right to access, correct, and erase their personal information to third parties. Under the PPL, we are required to, among other things, register our databases in Israel, take steps to secure personal data and sensitive data such as creating a database settings document, developing an information security policy and training employees. PPL also has strict regulations regarding transferring data outside of Israel. PPL provides for both civil and criminal penalties with significant financial penalties capped at 5% of a business's annual turnover and a maximum criminal penalty of imprisonment for up to five years.

The Skills and Post-16 Education Act 2022 established the government's skills and training strategy for the United Kingdom. Chapter 1 of Part 4 of the Act includes new criminal offenses relating to completing assignments on behalf of students. It contains two criminal offenses, specifically an offense of providing or arranging a paid-for relevant service in commercial circumstances, and an offense of advertising a relevant service to students. For both offenses, a body corporate and/or director (and equivalents) guilty of an offense is liable on summary conviction to a fine.

The Tertiary Education Quality and Standards Agency Act 2011, or TEQSA Act, established the Tertiary Education Quality and Standards Agency (TEQSA) in 2011 and a new national regulatory and quality assurance environment for Australian higher education. The Act contains requirements relating to registered higher education providers and regulated entities. Section 114 (A) makes it an offense for a person to provide, offer to provide, or arrange for a third-party person to provide academic cheating services to a student. Section 114 (B) makes it an offense for a person to advertise academic cheating services to students. TEQSA may apply under section 127A to the Federal Court for an injunction requiring carriage service providers to take steps to disable access to websites found to contravene or facilitate a contravention of sections 114A or 114B of the TEQSA Act, and the Act also provides for other financial or custodial penalties where an offense is proven.

Human Capital

As of December 31, 2025, we had 595 employees, of which 564 were full-time and 31 were part-time, with 411 located outside the United States. Following our acquisition of Busuu in 2022, a small portion of our international workforce is covered under a collective bargaining agreement, however, the majority of our workforce is not covered by any collective bargaining agreement. We prioritize the retention, growth, and development of our employees.

In 2025, in order to continue to attract and retain a highly engaged workforce, we offered a company-wide short-term retention cash bonus plan to run on a calendar year, from January 1, 2025 through December 31, 2025, and a bonus plan based on the attainment of revenue and adjusted EBITDA goals for a select group of vice presidents and above. We continue to offer our award-winning suite of benefits that are highly appreciated by our employees.

In May 2025 and October 2025, we announced restructuring plans that included reductions of our global workforce of approximately 640 employees, or approximately 56% of our then-current workforce, to better align our cost structure with recent industry challenges that are negatively impacting our business, including increased competition and student adoption of generative AI products.

Seasonality

We are generally not subject to significant seasonal fluctuations.

Corporate History

We were incorporated in Delaware in July 2005 and appointed our current Chief Executive Officer in 2025, who previously served as our Chief Executive Officer from February 2010 to June 2024. Our principal executive offices are located at 2261 Market Street STE 46218, San Francisco, California 94114 and our telephone number is (408) 855-5700.

Available Information

Our website address is www.chegg.com and our Investor Relations website address is www.investor.chegg.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act), are filed with the SEC, which maintains an Internet site at www.sec.gov to access such reports. We are subject to the informational requirements of the Exchange Act and file or furnish reports, proxy statements, and other information with the SEC. Such reports and other information filed with the SEC are available free of charge on the SEC's website and on our website at www.investor.chegg.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We use our www.chegg.com/press website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor www.chegg.com/press, in addition to following our press releases, SEC filings, and public conference calls and webcasts.

The contents of the websites referred to above and throughout this Annual Report on Form 10-K are not incorporated into this filing. Further, our references to the URLs for these websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

The risks and uncertainties set forth below, as well as other risks and uncertainties described elsewhere in this Annual Report on Form 10-K including on our consolidated financial statements and related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" or in other filings by Chegg with the SEC, could adversely affect our business, financial condition, results of operations, and the trading price of our common stock. Additional risks and uncertainties that are not currently known to us or that are not currently believed by us to be material may also harm our business operations and financial results. Because of the following risks and uncertainties, as well as other factors affecting our financial condition and results of operations, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

Risks Related to Our Business and Growth

Failure to successfully execute our skilling-focused business-to-business strategy and realize the anticipated benefits of our business transformation and related restructuring plan could have a material adverse effect on our business financial results.

We are evolving our learning platform into a skilling-focused business-to-business organization, building on our existing businesses in professional language learning, workplace readiness and AI-related skills courses. This transformation involves a number of risks, including organizational, operational, financial, and technological challenges, such as the risks that we may not be able to develop novel or useful products, that we may not be able to attract or retain customers to these products, or that we may not have or hire the right talent to execute our business strategy in a competitive job market. Further, market acceptance of new product and service offerings will be dependent in part on our ability to include functionality and usability that address customer needs, and to optimally price our offerings and services to meet customer demand and cover our costs. Our go-to-market strategy also must adjust to customers' changing preferences, and there can be no assurance that our go-to-market approach will adequately and completely address such preferences. New product and services offerings may also increase our risk of liability and cause us to incur significant technical, legal or other costs. Additionally, our transformed organization will compete with numerous other organizations, many of which have greater resources and offer their products at a lower price than we do.

We may not be able to implement and realize the anticipated benefits from our strategy or business evolution plan. Events and circumstances, such as financial or unforeseen difficulties, delays and unexpected costs, may occur that could result in our not realizing desired outcomes. Even if the anticipated benefits and savings of our strategy and business evolution plan are substantially realized, there may be consequences, internal control issues, or business impacts that were not expected. Additionally, because of our restructuring efforts in connection with our strategy and business evolution plan, we may experience a loss of continuity, loss of accumulated knowledge or loss of efficiency during transitional periods. Reorganization and restructuring can require a significant amount of management and other employees' time and focus, which may divert attention from operating activities and growing our business.

Our revenue has declined and our business depends on our ability to continue to attract new learners to, and retain existing learners on, our learning platform.

Our business depends on our ability to attract new customers to use our products and services and to engage and retain existing customers to our learning platform while maintaining pricing levels. Our Academic Services business, representing the majority of our revenues, depends on small transactions made by a widely dispersed student population with an inherently high rate of turnover primarily as a result of graduation, and our Skilling business depends on attracting both enterprise customers and engaging with individual learners. The rate at which our customer base expands or declines, the rate at which we retain existing learners, and the engagement with our learning platform may fluctuate because of several factors, including, among others:

- our ability to locate and attract new customers to use our products and services and convert visitors to paying subscribers given the availability of competing content, including free content;
- our ability to attract new customers to grow our Skilling business;
- our ability to engage learners with our content;
- our ability to introduce new products and services that are favorably received by business customers and learners, including integrating AI-enabled products;
- piracy and unauthorized use of our content;
- our ability to localize our content, localize our pricing, localize our payment and commerce tools, and create new apps in different languages and for different geographies to further our international expansion through increased conversion and retention;
- our ability to increase our total addressable market beyond STEM-B (science, technology, engineering, mathematics and business);
- changes in customer spending levels and habits; and
- the effectiveness of our sales and marketing efforts, including generating word-of-mouth referrals.

If we do not attract more customers, retain our existing customers, or if customers do not increase their level of engagement with our platform, our revenues will continue to decline. The willingness of business customers to invest in their workers is subject to numerous factors, including the overall economy, and the student demographic is characterized by rapidly changing tastes, preferences, behavior, brand loyalty, and price sensitivity. Attracting new customers depends not only on our investment in our brand and content and our marketing efforts, but also on the perceived value of our products and services versus alternatives, some of which are free. If our efforts to satisfy our existing customer base are not successful or become less effective, or if the cost of such efforts were to significantly increase, we may not be able to attract new customers and we may not be able to retain existing customers on our platform. As a result, our business, growth, results of operations, and financial condition could be adversely affected.

Additionally, even if we succeed in establishing brand awareness and loyalty, we may be unable to maintain and grow our customer base if we cannot offer competitive prices for our products and services, adequately prevent unauthorized account sharing of our subscription program services, or prevent the piracy and illegal reproduction of our content. If we fail to maintain and expand our user base, our business, results of operations, and financial condition could be adversely affected.

If we fail to innovate and offer new products and services in response to rapidly evolving technological and market developments, including AI, our competitive position and business prospects may be harmed.

Our future success depends, in part, on our ability to anticipate and respond effectively to the threat and opportunity presented by new technology disruption and developments. These include new software applications or related services based on AI and machine learning, among other developments. New technologies, including those based on AI, can provide students with more immediate responses than traditional tools. These new technologies have resulted in headwinds to our business, and over time, the accuracy of these tools and their ability to handle complex questions is expected to improve, which would further disrupt our business. Our success also depends, in part, on our ability to develop and scale a high-performance technology infrastructure to efficiently handle increased usage by students, especially during peak periods each academic term. We may develop new products, services, and technologies independently, by acquisition, or in conjunction with third parties.

In April 2023, we announced our pivot to AI with a partnership with OpenAI to utilize GPT-4 in our offerings. Beginning in September 2023, we started to roll out the first phase of our new AI-powered user experience, and we are continuing to make significant investments in AI initiatives. Our updated user experience and investments in AI have not attracted as many new students as anticipated to our platform and our business has been adversely affected. If our business plans and product developments are unsuccessful or if we do not attract new students to our platform, we may not generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be materially adversely affected.

While the overall effect of technological changes on our business is difficult to predict, recent technological shifts have created and are expected to continue creating headwinds for our industry and our business. Failure to keep pace with these technological developments or otherwise bring to market products that reflect these technologies and are accepted by students would have a material adverse impact on our overall business and results of operations. Our business has been negatively impacted by these developments, and we may not be successful in anticipating or responding to further developments, on a timely and cost-effective basis or at all. We may invest in new products, services, and other initiatives, but there is no guarantee these approaches will be successful. The markets for new products and services may be unproven, and these products may include technologies and business models with which we have little or no prior experience or may significantly change our existing products and services. The effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. In addition, we may be unable to obtain long-term licenses from third-party providers and/or government regulatory approvals and licenses necessary to allow a new or existing product or service to function. If we cannot offer new technologies as quickly as our competitors, or if our competitors develop more cost-effective technologies or product offerings, we could experience a material adverse effect on our operating results, growth and financial condition.

We face competition in all aspects of our business, including with respect to AI, and we expect such competition to increase.

Our products and services compete for customers, and we expect such competition to increase as our industry evolves rapidly. We face significant competition from education and learning companies, many of which are developing their own AI products and technologies, as well as other companies that are not specifically focused on education and learning services but whose broad AI offerings may nonetheless significantly impact education and learning. Our services face competition from other education and learning companies based on the particular offering. The competitors for our language learning platform primarily include similar language learning platforms such as GoFluent, Speexx, and Duolingo. For our workforce skilling program, we face competition from other online learning platforms and online "skills accelerator" course providers, both white-label and co-branded, which compete for adult learners through third party institutions, including 2U, Inc., Simplilearn, General Assembly, Galvanize, Inc., Flatiron School, Codecademy, DataCamp, and Lambda, Inc. For Chegg Study, our competitors primarily include platforms that provide study materials and online instructional systems, such as Course Hero, Quizlet, Brainly, and Khan Academy. For Chegg Writing, we primarily face competition from other citation generating and grammar and plagiarism services, such as Grammarly. For Chegg Math, we face competition from other equation solver services, such as Photomath, Gauthmath, and Symbolab.

Our competitors that are not specifically focused on education and learning services but whose AI offerings may impact education and learning include companies such as Google, OpenAI, Microsoft, Meta, and Anthropic. In particular, Google's roll out of Artificial Intelligence Overview (AIO) has created and is expected to continue to create headwinds for our industry and our business, most notably reductions in traffic to our website and customers subscribing to our services. In August 2024, Google began to significantly expand its AIO search experience, which displays AI-generated content at the top of its search results. This experience, which includes questions and solutions for education, keeps users on Google search results versus leading them onto our site. AIO's prevalence has grown and may continue to increase. We expect Google may continue its shift from being a search origination point to the destination, which could materially adversely affect our business, operating results and financial condition. As described in more detail in Part I, Item 3, "Legal Proceedings" of this Annual Report on Form 10-K, on February 24, 2025, we filed a complaint in the U.S. District Court for the District of Columbia against Google LLC and Alphabet Inc. ("Google"), asserting federal antitrust claims and common-law unjust enrichment claims, in connection with Google's expansion of its AIO search experience ("Google suit"). Given the nature of the case, including that the proceedings are in their early stages, we are unable to predict the ultimate outcome of the case or whether Google will seek to counterclaim, or the likelihood of success should Google do so. This claim could result in costly litigation, require significant amounts of management time, and divert significant resources. See *"— Adverse litigation judgments or settlements resulting from legal proceedings in which we are or may be involved could expose us to monetary damages or limit our ability to operate our business"* in this "Risk Factors" section. In addition, we have licensed certain of our content to other entities who may use this content to train AI models that may compete with our products in the market.

Certain educational institutions, such as the University of Michigan, are also developing AI tools which may compete with our offerings. AI technologies may also significantly facilitate the entry of new competitors into our industry. Our competition may develop products and technologies that are similar or superior to our technologies or are more cost-effective to develop and deploy. Given the long history of development in the AI sector, other parties may have (or in the future may obtain) patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our own AI products. Further, our ability to continue to develop and effectively deploy AI technologies depends on access to specific third-party large language models, equipment and other physical infrastructure, such as processing hardware and network capacity, which we cannot control the availability or pricing of, especially in a highly competitive environment.

Across our industry, there has been a continued increase in the adoption of free and paid generative AI products for academic support, and students are increasingly turning to generative AI for academic support, such as homework and exams, as well as assistance in other areas of daily life. This shift in student behavior impacts education technology companies broadly, where students see generative AI products like ChatGPT and others as strong alternatives to vertically specialized solutions for education such as Chegg. These developments have negatively impacted our industry and our business and may continue to impact our overall traffic and accelerate the decline in the number of new subscribers that sign up for our services.

Some of our competitors have adopted, and may continue to adopt, aggressive pricing policies (including free offerings), less stringent standards for user-uploaded content, and devote substantially more resources to marketing, website, and systems development than we do. As a result, we have experienced, and could continue to experience, a material adverse effect on our operating results, growth and financial condition.

U.S. colleges have faced, and may continue to face, reduced enrollment, which could negatively impact our business and results of operations.

According to the National Student Clearinghouse, since 2010, total undergraduate college enrollment in the United States has decreased by approximately 2.8 million. Chegg derives a significant portion of its revenue from students attending U.S. colleges; and as such, a further decrease in the number of students enrolled in U.S. colleges could materially negatively impact our business, growth, results of operations, and financial condition.

We have a limited operating history in international jurisdictions and our expansion efforts into international markets may not be successful.

We periodically expand our international operations and presence in order to make our products and services available in more international markets. However, we have a limited operating history in international jurisdictions, and expanding our international operations will require considerable management attention and resources to attract talented employees and students. Our expansion efforts into international markets may not be successful. In addition, we face risks in doing business internationally that could constrain our operations, increase our cost structure, and compromise our growth prospects, including:

- the need to localize and adapt content for specific countries, including translation into foreign languages;
- local laws restricting students from accessing online education platforms such as ours;
- data privacy laws that may require data to be handled in a specific manner, including storing, processing, and encrypting data solely on local servers;
- varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;
- difficulties in staffing and managing employment of individuals in foreign operations, including differing compensation and benefits regulations, relying on professional employer organizations and staffing agencies to provide personnel, foreign employees becoming part of labor unions, employee representative bodies, workers' councils or collective bargaining agreements, and challenges relating to work stoppages or slowdowns;
- different pricing environments, difficulties in adopting and supporting new and different payment preferences, and collections issues;
- new and different sources of competition and practices which may favor local competitors;
- the ability to protect and enforce intellectual property rights abroad;
- the educational regulatory regime in certain countries and their ability to levy civil and criminal penalties on, or completely block students from accessing, services like Chegg;
- compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, legal systems, and alternative dispute systems, including, but not limited to, employment, tax, privacy and data protection, economic sanctions and export controls, U.S. and other anti-boycott authorities, anti-money laundering laws, and anti-bribery laws and regulations such as the U.S. Foreign Corrupt Practices Act, the Office of Foreign Assets Controls, and the U.K. Bribery Act;
- increased financial accounting and reporting burdens, complexities, and commercial infrastructures;
- risks associated with international payment methods, including risks associated with fraudulent payments;
- risks associated with foreign tax regimes, trade tariffs, or similar issues, which could negatively impact international adoption of our offerings;
- fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars;
- adverse tax consequences, including the potential for required withholding taxes for our overseas employees; and
- regional and economic political conditions.

If we cannot address these challenges, it could have an adverse effect on our business, results of operations, and financial condition. Our ability to gain market acceptance in any particular market is uncertain and the distraction of our senior management team could have an adverse effect on our business, results of operations, and financial condition.

The uncertainty surrounding the evolving educational landscape, including the impact of AI on learning and education, the state of the student including the amount and the extent to which AI will impact study habits and how students learn and/or complete their assignments, and the demand for our evolving offerings make it difficult to predict our operational trends and results of operations.

The uncertainty surrounding the evolving educational landscape, the state of the student, the use by students of free generative AI products for academic support, and the demand and market for our products and services make it difficult to predict our operational trends and results of operations, particularly with respect to our newer offerings, and the ultimate market size for our products and services. If the market and demand for a comprehensive learning platform does not develop as we expect, or if we fail to address the needs of this market, our business and prospects would be harmed.

Given the current environment of uncertainty, we may not be able to provide annual financial guidance accurately, or at all. We expect our results of operations to fluctuate in the future based on a variety of factors set forth above and elsewhere in this "Risk Factors" section, which may result in period-to-period comparisons of our results of operations not being a good indicator of our future or long-term performance.

If our efforts to drive user traffic, including search engine optimization, social media campaigns, and other marketing, are not successful, student discovery of, and engagement with, our learning platform could decline, which may harm our business and results of operations.

We have depended in the past on various search engines and free marketing tools to direct a significant amount of traffic to our website, but we are increasingly investing in other channels, including social media campaigns, to drive traffic and make us more discoverable to students. Similarly, we depend on mobile app stores such as the Google Play Store and the Apple App Store to allow students to locate and download Chegg mobile applications that enable our services. Our ability to maintain the number of students directed to our learning platform is not entirely within our control. Our competitors' efforts to drive student discovery of, and engagement with, their offerings may be more successful than ours. Their websites may receive a higher search result page ranking than ours, or search engines could revise their methodologies or algorithms in ways that could adversely affect the placement of our search result page ranking or otherwise make it harder for students to find our learning platform.

In August 2024, Google broadly rolled out its AIO search experience, which displays AI-generated content at the top of its search results. This experience, which includes questions and solutions for education, keeps users on Google search results instead of leading them to Chegg's site. AIO's prevalence will only continue to increase. While we continue to study these changes and adjust our marketing strategy, we expect Google to continue its shift from being a search origination point to the destination, which could materially adversely affect our business, operating results and financial condition.

Our website has experienced recent declines in search result rankings, and we anticipate that these declines will persist in the future. Global non-subscriber traffic to Chegg declined year-over-year and a continued decline in traffic to our site would materially adversely affect our business, operating results and financial condition.

Similarly, our competitors may achieve higher social media engagement than ours, social media companies may alter their algorithms in ways that disadvantage our content, or the social media platforms we use may become less popular with students, each of which may adversely impact the effectiveness of our campaigns. If our competitors' efforts to increase user traffic are more successful than ours, our decline could accelerate, including the number of Academic Services subscribers, student engagement could decrease, and fewer students may use our platform. Any reduction in the number of students directed to our learning platform could harm our business and results of operations.

If our efforts to build and maintain strong brands are not successful, we may not be able to grow our student user base, which could adversely affect our results of operations.

We believe our brands are a key asset of our business. Developing, protecting, and enhancing our "Chegg" brands are critical to expanding our student user base and increasing student engagement. Having a strong brand can counteract the significant student turnover we experience from year to year as students graduate and differentiate us from our competitors.

To succeed in our efforts to strengthen our brands' identities, we must, among other activities:

- maintain our reputation as a trusted technology platform and source of content and services;
- maintain and improve the quality of our existing products, services, and technologies;
- introduce compelling products and services;
- adapt to changing technologies, including AI and machine learning, and changes in the learning environment;
- protect user data, such as passwords and personally identifiable information;
- adapt to students' rapidly changing tastes, preferences, behavior, and brand loyalties;
- continue to expand our reach to students in high school, college, graduate school, lifelong learners throughout their careers, and internationally;
- ensure that the student-posted content to our website is reliable and does not infringe on third-party copyrights or violate other applicable laws, our terms of use, or the ethical codes of those students' colleges;
- ensure that our experts' content is reliable and helpful;
- protect our trademarks and other intellectual property rights;
- convert and integrate the brands and students that we acquire into the Chegg brand and Chegg.com; and
- maintain and control the quality of our brand.

Our ability to successfully achieve these goals is not entirely within our control and we may not be able to maintain the strength of our brands or do so cost-effectively. Factors that could negatively affect our brands include, among others:

- changes in student sentiment about the quality or usefulness of our products and services, especially as we introduce our new AI-enabled interactive and personalized user experience;
- the quality and accuracy of our content;
- technical or other problems that prevent us from providing our products and services reliably or otherwise negatively affect the student experience with our products and services;
- concern from colleges and regulatory agencies regarding how students use our content offerings, such as our Expert Questions and Answers service;

- student concerns related to privacy and use of data in our products and services;
- the reputation of the products and services of competitive companies; and
- students' misuse of our products and services in ways that violate our Terms of Use, our Honor Code, other company policies, applicable laws, or the code of conduct at their educational institutions.

Our business depends on general economic conditions and their effect on spending behavior by students and advertising budgets.

Our business depends on, among other factors, general economic conditions, which affect student spending, and brand advertising. Adverse economic conditions, including inflation, fluctuating interest rates, market uncertainty, and war (including the war in Ukraine and the Israel-Hamas war), may adversely impact our ability to attract new students to, and retain existing students on, our platform. To the extent that these conditions continue, students may elect to not attend colleges and universities and may reduce the amount they spend on educational content. In addition to decreased spending by students as a result of these economic conditions, business partners may reduce their spending on our offerings and brands may reduce their spending on our advertising services. Any of these may have an adverse effect on our business.

We have a history of losses, and we may not achieve or sustain profitability in the future.

We have experienced cumulative net losses since our incorporation in July 2005, and we may continue to experience net losses in the future. As of December 31, 2025, we had an accumulated deficit of $992.9 million. We expect to make significant investments in the development and expansion of our business and, as a result, our cost of revenues and operating expenses may increase. We may not succeed in increasing our revenues sufficiently to offset these higher expenses, and our efforts to grow the business may be more expensive than we anticipate. We may incur significant losses in the future for a number of reasons, including lower demand for our products and services, increasing competition, decreased spending on education, and other risks described in this Annual Report on Form 10-K. We may encounter unforeseen expenses, challenges, complications, delays, and other unknown factors, as we pursue our business plan. To achieve profitability, we may need to change our operating infrastructure, scale our operations more efficiently, reduce our costs, or implement changes in our product and services offerings. If we fail to timely implement these changes or we cannot implement them for any reason, including due to factors beyond our control, our business may suffer, which may hinder our ability to sustain or increase such profitability.

If we do not retain our senior management team and key employees, we may not be able to sustain our growth or achieve our business objectives.

We depend on the continued contributions of our senior management and other key personnel. In particular, we rely on the contributions of our Chief Executive Officer and Executive Chairman, Dan Rosensweig. All of our executive officers and key employees are at-will employees, meaning they may terminate their employment relationship at any time. If we lose the services of one or more members of our senior management team or other key personnel, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business or achieve our business objectives. Our future success also depends on our ability to identify, attract, and retain highly skilled personnel. Competition for these employees is intense. Qualified individuals are in high demand, and if we cannot attract or retain the personnel we need to succeed, our business may suffer.

As of December 31, 2025, there were 6,606,932 shares available for grant under the 2023 Equity Incentive Plan. Given the number of shares available for grant and given the decrease in our stock price, we may need to request that our shareholders vote on a new equity incentive plan sooner than previously anticipated. If our shareholders do not approve a new equity incentive plan or if we are not able to grant employees the appropriate number of shares, we may not be successful in compensating our key employees commensurate with other technology companies with whom we compete for talent, and we may lose their services. In addition, we may not be able to attract their replacements. If we cannot retain our key employees or attract adequate replacements, we may not be able to achieve our business objectives and our financial condition could be materially negatively impacted.

We have undertaken, and may in the future undertake, internal restructuring activities that could result in disruptions to our business or otherwise materially harm our results of operations or financial condition.

From time to time, we have undertaken and may continue to undertake internal restructuring activities in an effort to better align our resources with our business strategy. For example, in May 2025 and October 2025, we announced restructuring plans that included reductions of our global workforce of approximately 640 employees, or approximately 56% of our workforce, to better align our cost structure with recent industry challenges that are negatively impacting our business, including increased competition and student adoption of generative AI products.

We incur substantial costs to implement restructuring plans, and our restructuring activities may subject us to reputational risks and litigation risks and expenses. There can be no assurance that any restructuring activities that we have undertaken or undertake in the future will achieve the cost savings, operating efficiencies, or other benefits that we may initially expect. In addition, restructuring activities result in the loss of institutional knowledge and expertise, and may result in attrition beyond our intended reduction in force, or a negative impact on employee morale and productivity or on our ability to attract highly skilled employees. Internal restructurings also require a significant amount of time and focus from management and other employees, which may divert attention from commercial operations. If any internal restructuring activities we have undertaken or undertake in the future fail to achieve some or all of the expected benefits, our business, financial condition, and results of operations could be materially and adversely affected.

We depend on customers having access to and choosing to use our mobile apps in order to acquire new student users and expand their engagement with our learning platform.

There is no guarantee that students will use our mobile apps, our website, and Chegg Study, rather than competing products. We depend on the interoperability of our mobile apps with popular third-party mobile operating systems such as Google's Android and Apple's iOS, and their placement in popular app stores like the Google Play Store and the Apple App Store, and any changes in such systems that degrade our products' functionality or give preferential treatment or app store placement to competitive products could adversely affect the access to and usage of our applications on mobile devices. Each operating system provider has broad discretion to make changes to its operating systems or payment services or change the manner in which their mobile operating systems function and to change and interpret its terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. For example, such changes could limit, eliminate or otherwise interfere with our products, our ability to distribute our applications through their stores, our ability to update our applications, including to make bug fixes or other feature updates or upgrades, the features we provide, the manner in which we market our products, our ability to access native functionality, or other aspects of mobile devices, and our ability to access information about our users that they collect. If it is more difficult for students to access and use our apps on their mobile devices, our student user base and engagement levels could be harmed.

Our wide variety of accepted payment methods subjects us to third-party payment processing-related risks, including risks associated with credit card fraud.

We accept payments from students using a variety of methods, including credit cards, debit cards, and PayPal. As we offer new payment options to students, we may be subject to additional regulations, compliance requirements and incidents of fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. For example, we have in the past experienced higher transaction fees from our third-party processors as a result of chargebacks on credit card transactions.

We rely on third parties to provide payment processing services, including the processing and information storage of credit cards and debit cards. If these companies become unwilling or unable to provide these services to us, our business could be disrupted. We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to additional fines and higher transaction fees; lose our ability to accept credit and debit card payments from our students or process electronic funds transfers; or facilitate other types of online payments, and our business and results of operations could be adversely affected.

We may experience some loss from fraudulent credit card transactions, including potential liability for not obtaining signatures from students in connection with the use of credit cards. While we do have safeguards in place, we cannot be certain that other fraudulent schemes will not be successful. A failure to adequately control fraudulent transactions could harm our business and results of operations.

We rely on Amazon Web Services (AWS) and other third-party software and service providers to provide systems, storage, and services for our website and any disruption of such services or a material change to our arrangements could adversely affect our business.

We rely on AWS and other third-party software and service providers to provide systems, storage, and services, including user login authentication, for our website. Our reliance makes us vulnerable to any errors, interruptions, or delays in their operations. Any disruption in the services provided by third-party providers, including AWS, could harm our reputation or brand, cause us to lose subscribers or revenues or incur substantial recovery costs and distract management from operating our business. These third-party software and service providers also may experience operational difficulties, including increased usage of their software and services from time to time. If they cannot adapt to the increase in demand or fail to ensure availability of their software and services, our ability to service users' requests may be impacted, which could have an adverse impact on our results of operations.

AWS may terminate its agreement with us upon 30 days' notice. Upon expiration or termination of our agreement with AWS, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational disruptions and inefficiencies until the transition is complete.

Our growth strategy includes acquisitions, and we may not be able to execute on our acquisition strategy or integrate acquisitions successfully.

As part of our business strategy, we have made and intend to continue to make acquisitions to add specialized employees, complementary businesses, products, services, operations, or technologies. Prior acquisitions include Busuu, Mathway, and Thinkful. To be successful, we must timely and efficiently integrate acquired companies, including their technologies, products, services, operations, and personnel. Acquired companies can be complex and time consuming to integrate and we may incur significant integration costs and we may not be able to offset our acquisition costs. Acquisitions involve many risks that may negatively impact our financial condition and results of operations, including the risks that the acquisitions may:

- require us to incur charges and substantial debt or liabilities;
- cause adverse tax consequences, substantial depreciation, or deferred compensation charges;
- result in acquired in-process research and development expenses or in the future may require the amortization, write-down, or impairment of amounts related to deferred compensation, goodwill, and other intangible assets; and
- give rise to various litigation and regulatory risks.

In addition:

- we may encounter difficulties or unforeseen expenditures to integrate an acquired company;
- an acquisition may disrupt our business, divert resources, increase expenses, and distract our management;
- an acquisition may reduce or delay adoption and engagement rates for our acquired products and services because of student uncertainty about continuity and effectiveness;
- an acquisition may subject us to laws and operational challenges in new jurisdictions with which we are unfamiliar;
- we may not successfully transition acquired users to the Chegg platform and therefore may not realize the potential benefits of these acquisitions;
- we may incur unforeseen costs as a result of the pre-acquisition activities of businesses and technologies we acquire;
- we may be required to honor the pre-existing contractual relationships of businesses we acquire, which contracts may be on terms that we would not have otherwise accepted;
- it may be difficult to monetize any acquired products and services;
- an acquisition may not ultimately be complementary to our offerings; and
- an acquisition may involve entry into markets where we have little or no prior experience.

Our ability to acquire and integrate larger or more complex businesses, products, services, operations, or technologies in a successful manner is unproven. Our newer products and services, such as skills-based learning and language learning, may not be integrated effectively into our business, achieve or sustain profitability, or achieve market acceptance at levels sufficient to justify our investment. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. To finance any future acquisitions, we may issue equity or equity-linked securities, which could be dilutive, or debt, which could be costly, potentially dilutive, and impose substantial restrictions on the conduct of our business. If we fail to successfully complete any acquisitions or integrate them into our company, or identify and address liabilities associated with the acquisition, our business, results of operations, and financial condition could be adversely affected. We have encountered and will continue to encounter these risks, and if we do not manage them successfully, our business, financial condition, results of operations, and prospects may be materially and adversely affected.

If we fail to convince brands of the benefits of advertising on our learning platform, or if platforms such as Google Chrome, Safari, or Firefox limit our access to advertising and marketing audiences, or the data required to effectively reach those audiences, our business could be harmed.

Our business strategy includes increasing our revenues from brand advertising. Brands may not do business with us, or may reduce their advertising spend with us, if we do not deliver ads, sponsorships, and other commercial content and marketing programs effectively, or if they do not believe that their investment will generate a competitive return relative to other alternatives. Additionally, if platforms such as Google Chrome, Safari, or Firefox, limit our access to or understanding of advertising and marketing audiences, they could reduce our advertising rates and ultimately reduce our revenues from brand advertising. For example, the release of iOS 14 on Apple devices brought with it a number of new changes, including the need for app users to opt in before their identifier for advertisers (IDFA) can be accessed by an app. Apple's IDFA is a string of numbers and letters assigned to Apple devices which advertisers use to identify app users to deliver personalized and targeted advertising. As more users opt out of granting IDFA access, the ability of advertisers to accurately target and measure their advertising campaigns at the user level may become significantly limited and we may experience increased cost per registration. Our ability to attract and retain brands that use our advertising, and ultimately to generate advertising revenues, depends on a number of factors, some of which are outside of our control, such as the impact of macroeconomic conditions and legal developments relating to data privacy, advertising, legislation and regulation and litigation.

We may need additional capital, and we cannot be sure that additional financing will be available on favorable terms, if at all.

Investments in our business have historically substantially exceeded the cash we have generated from our operations. We have funded our operating losses and capital expenditures through proceeds from equity and debt financings, and cash flow from operations. We are attempting to grow our skilling business, and although we currently anticipate that our available funds and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, including those related to investing in our skilling business and strengthening our balance sheet, we may require additional financing. Additional financing may not be available to us on favorable terms when required or at all, and may result in additional debt on our balance sheet. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience substantial dilution.

Our core value of putting students first may conflict with the short-term interests of our business.

We believe that adhering to our core value of putting students first is essential to our success and in the best interests of our company and the long-term interests of our stockholders. In the past, we have forgone, and in the future, we may forgo, short-term revenue opportunities that we do not believe are in the best interests of students, even if our decision negatively impacts our results of operations in the short term. Our philosophy of putting students first may cause us to make decisions that could negatively impact our relationships with publishers, colleges, and brands, whose interests may not always be aligned with ours or those of our students. Our decisions may not result in the long-term benefits that we expect, in which case our level of student satisfaction and engagement, business, and results of operations could be harmed.

Adverse litigation judgments or settlements resulting from legal proceedings in which we are or may be involved could expose us to monetary damages or limit our ability to operate our business.

Currently, we are involved in various legal proceedings, including securities litigation, derivative suits, putative class actions, and other matters described elsewhere herein. We have in the past and may in the future become involved in other private actions, collective actions, investigations, and various other legal proceedings by subscribers, employees, suppliers, competitors, government agencies, stockholders, or others. For example, we are a party to the matters described in more detail in Part I, Item 3, "Legal Proceedings" of this Annual Report on Form 10-K. The results of any such litigation, investigations, and other legal proceedings are inherently unpredictable and expensive. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, damage our reputation, require significant amounts of management time, and divert significant resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business in the way that it is currently operated, which could have an adverse effect on our business, financial condition, and operating results.

If we are not able to manage the changes in our business both in terms of scale and complexity, our business could be adversely affected.

Managing the transition to a focus on our Skilling business and growing its product offerings will increase the complexity of our business, and managing it will become more challenging. Acquisitions of new companies, products, and services create integration risk, while developing and enhancing products and services involves significant time, labor, and expense as well as other challenges, including managing the length of the development cycle, entering new markets, regulatory compliance, evolution of sales and marketing, and protecting proprietary rights. Any future expansion will likely place significant demand on our resources, capabilities and systems, and we may need to develop new processes and procedures and expand our infrastructure to respond to these demands. If we are not able to manage expansion of our business, including international expansion, we may not be able to maintain or increase our revenues as anticipated or recover any associated acquisition or development costs, and our business could be adversely affected.

Risks Related to Our Industry

Government regulation of education and student information is evolving, and unfavorable developments could have an adverse effect on our business, results of operations, and financial condition.

Our ability to deliver course content to students enrolled in Chegg's skills-based learning programs may be subject to state oversight including regulatory approvals and licensure for the course content, the faculty members teaching the content, and the recruiting, admissions, and marketing activities associated with the business. Chegg's efforts to obtain necessary approvals and licenses began prior to our acquisition of the business and continues following the acquisition. We monitor changes to the state regulatory requirements applicable to our business activities, including Chegg's skills-based learning programs; however, if we do not obtain the appropriate licenses or address evolving state requirements, it may result in governmental or regulatory proceedings or actions by private litigants, which could potentially harm our business, results of operations, and financial condition.

Our business may also be subject to laws related to students, such as FERPA, the Delaware Higher Education Privacy Act, and the California Education Code which restricts the access by postsecondary educational institutions of prospective students' social media account information. Compliance requires, without limitation, making disclosures, obtaining consents, and restrictions on transferring data for which we may in the future need to build further infrastructure to support. We cannot guarantee that we or our acquired companies have been or will be fully compliant in every jurisdiction, due to lack of clarity concerning how existing laws and regulations governing educational institutions affect our business and lengthy governmental compliance process timelines.

Moreover, as the education industry continues to evolve, increasing regulation by federal, state, and foreign agencies becomes more likely. For example, California adopted the Student Online Personal Information Protection Act which went into effect in 2016 and prohibits operators of online services used for K-12 school purposes from using or sharing student personal information, Illinois adopted the Student Online Personal Protection Act which went into effect on July 1, 2021 and regulates how we collect and process data, and Colorado's Student Data Transparency and Security Act which went into effect in 2016 and is designed to protect the use of student personal data in elementary and secondary school. These acts do not apply to general audience Internet websites but it is unclear how these acts will be interpreted and the breadth of services that will be restricted by them. Other states may adopt similar statutes. Additionally, for-profit postsecondary institutions, many of which provide course offerings predominantly online, remain under intense regulatory and other scrutiny. Allegations of abuse of federal financial aid funds and other legal violations against for-profit higher education companies, even if unfounded, could negatively impact our opportunity to succeed due to increased regulation or decreased demand for our offerings.

Certain jurisdictions have also adopted statutes, such as California Education Code § 66400, which prohibit the preparation or sale of material that should reasonably be known will be submitted for academic credit. These laws and regulations are directed at enterprises selling term papers, theses, dissertations, and the like, which we do not offer, and were not designed for services like ours which are designed to help students understand the relevant subject matter. Although we will continue to work with academic institutions to enforce our honor code and otherwise discourage students from misusing our services, other jurisdictions (including international jurisdictions) may adopt similar or broader versions of these types of laws and regulations, or the interpretation of the existing or future laws and regulations may impact whether they are cited against us or where we can offer our services.

The adoption of any laws or regulations that adversely affect the popularity or growth in the use of the Internet particularly for educational services, including laws limiting the content and learning programs that we can offer, and the audiences that we can offer that content to, may decrease demand for our service offerings and increase our cost of doing business. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also hinder our operational flexibility, raise compliance costs, and result in additional historical or future liabilities for us, resulting in adverse impacts on our business and our results of operations.

Similarly, the adoption of any laws or regulations affecting the ability of service providers to periodically charge consumers for, among other things, recurring subscription payments, such as the Restore Online Shoppers' Confidence Act (ROSCA), may materially adversely affect our business, financial condition and results of operations. ROSCA bans online negative options, such as pre-checked online subscriptions or automatic sign-ups at checkout, unless the company: 1) clearly discloses all material terms of the deal before obtaining a consumer's billing information; 2) gets the consumer's express informed consent before making the charge; and 3) provides simple mechanisms for stopping recurring charges. Failure to comply could result in a violation of the FTC Act, subjecting us to penalties, including monetary fines and injunctive relief, including from State Attorney Generals. Legislation or regulation regarding the foregoing, or changes to existing legislation or regulation governing subscription payments, are being considered in many U.S. States, and have been recently passed or updated in states such as California and New York. We are and have been in the past, and may be in the future, the subject of investigations, inquiries, and claims under such laws or regulations, including from the Federal Trade Commission (FTC).

As the regulatory framework for machine learning, artificial intelligence, and automated decision making evolves, our business, financial condition, and results of operations may be adversely affected by related laws or regulations. It is possible that new laws and regulations will be adopted in the U.S. (at the federal or state level) or in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the operation of our business, including our learning platform and the ways in which we use artificial intelligence and machine learning technology. We may not always be able to anticipate how regulators will apply existing laws to AI, predict how new legal frameworks will develop to address AI, or otherwise respond to these frameworks as they are still rapidly evolving.

While we expect and plan for new laws, regulations, and standards to be adopted over time that will be directly applicable to the Internet and to our student-focused activities, any existing or new legislation applicable to our business could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations and potential penalties or fees for non-compliance, and could negatively impact the growth in the use of the Internet for educational purposes and for our services in particular. We may also run the risk of retroactive application of new laws to our business practices that could result in liability or losses. Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to change previous regulatory schemes or choose to regulate transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws, such laws may be modified, and new laws may be enacted in the future. Any such developments could harm our business, results of operations, and financial condition.

Colleges and certain governments may restrict online access or access to our website, which could lead to the loss of or slowing of growth in our student user base and their level of engagement with our platform.

The growth of our business and our brand depends on the ability of students to access the Internet and the products and services available on our website, in particular in non-U.S. countries. Colleges that provide students with access to the Internet either through on-campus computer terminals or Internet access points on campus could block or restrict access to our website, content, or services or the Internet generally for a number of reasons, including security, confidentiality, regulatory concerns, or if they believe our products or services contradict or violate their policies. If governments or colleges modify their laws or policies, or choose to apply laws or policies, in ways that are detrimental to the growth of our student user base or in ways that make it harder for students to use our website, the overall growth in our student user base would slow, student engagement would decrease and we would lose revenues. Any reduction in the number of students directed to our website would harm our business and results of operations.

If we are required to discontinue certain of our current marketing activities, our ability to attract new students may be adversely affected.

Laws or regulations may be enacted which restrict or prohibit use of emails or similar marketing activities that we currently rely on. For example: CAN-SPAM regulates unsolicited commercial emails and imposes civil and criminal penalties for abusive practices; the FTC imposes penalties on companies for misleading and deceptive marketing practices; TCPA restricts telemarketing and the use of automated telephone equipment and prerecorded/artificially voiced calls; and CCPA requires us to make certain disclosures regarding our marketing practices, allows consumers to opt-out of certain data sharing practices. Other state privacy laws such as CDPA and CPA place additional restrictions on our marketing practices.

Notwithstanding existing laws, we may discontinue use or support of these activities if we become concerned that students or potential students deem them intrusive, or they otherwise adversely affect our reputation, goodwill and brand. If our marketing activities are curtailed, our ability to attract new students may be adversely affected.

We are subject to U.S. trade control laws that may restrict growth prospects and impose liability if we are non-compliant.

As a U.S. company with U.S. origin software applications, we are required to comply with U.S. trade controls. Our activities are subject to U.S. economic sanctions laws and regulations administered by the Department of the Treasury, Office of Foreign Assets Control (OFAC), which prohibit most transactions with embargoed jurisdictions or prohibited parties without a specific or general license from OFAC. Additionally, the U.S. Department of Commerce, Bureau of Industry and Security (BIS) administers the Export Administration Regulations (EAR), which restrict exports of software subject to the EAR to embargoed countries and prohibited parties. Although we have taken precautions to prevent our platform, services and software applications from being provided in embargoed jurisdictions and to prohibited parties, and we continue to enhance our policies and procedures relating to sanctions and export compliance, we may not be able to prevent all transactions that are noncompliant with U.S. trade controls. Sanctions and export violations can result in significant fines or penalties, as well as reputational harm and loss of business.

Our customers outside of the United States generated approximately 15% of our net revenues during the year ended December 31, 2025, and our growth strategy includes further expanding our operations and customer base across all major global markets. An escalation in sanctions or export controls against regions where we operate, or the issuance of new sanctions designations or export restrictions against individuals and entities located in various regions, could result in decreased ability to provide our platform, services and software applications to existing or potential customers. Any limitation on our ability to operate in various global markets could adversely affect our business performance and growth prospects.

Risks Related to Taxes and Accounting Matters

We may be subject to greater than anticipated liabilities for income, property, sales, and other taxes, and any successful action by federal, state, foreign, or other authorities to collect additional taxes could adversely harm our business.

We are subject to regular review and audit by both U.S. federal and state and foreign tax authorities and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical tax provisions and accruals and could have a negative effect on our financial position and results of operations. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing and allocating income from our intercompany transactions, which could increase our worldwide effective income tax rate. We collect sales taxes in all U.S. states with a sales tax and most local jurisdictions on our sales and digital services sold through our commerce system. In June 2018, the U.S. Supreme Court in *South Dakota v. Wayfair, Inc. et al* ruled that a state can require an online retailer with no in-state property or personnel to collect and remit sales and use tax on sales made to the state's residents. It is possible that such taxes could be assessed by certain states retroactively for periods before the Wayfair decision on acquired products that are not sold through our commerce system. Any successful action by federal, state, foreign or other authorities to impose or collect additional income tax or compel us to collect and remit additional sales, use, value-added or similar taxes, either retroactively, prospectively or both, could harm our business, financial condition, and results of operations.

Our effective tax rate may fluctuate as a result of new U.S. and worldwide tax laws and our interpretations of those new tax laws, which are subject to significant judgments and estimates. The ongoing effects of the new tax laws and the refinement of provisional estimates could make our results difficult to predict.

Our effective tax rate may fluctuate in the future as a result of new tax laws. Due to the complexities involved in applying the provisions of new tax legislation, we may make reasonable estimates of the effects in our financial statements. As we collect and prepare necessary data and interpret the new tax legislation, we may make adjustments that could affect our financial position and results of operations as well as our effective tax rate in the period in which the adjustments are made.

Our earnings are affected by the application of accounting standards and our critical accounting policies, which involve subjective judgments and estimates formulated by our management. Our actual results could differ from the estimates and assumptions used to prepare our consolidated financial statements.

The accounting standards that we use in preparing our financial statements are often complex and require us to make significant estimates and assumptions in interpreting and applying those standards. These estimates and assumptions affect the reported values of assets, liabilities, revenues and expenses, and the disclosure of contingent liabilities. We make critical estimates and assumptions involving accounting matters including revenue recognition and deferred revenue, impairment of acquired intangible assets and other long-lived assets, goodwill and indefinite lived intangible assets, share-based compensation expense, and provision for income taxes. These estimates and assumptions involve matters that are inherently uncertain and require us to make subjective and complex judgments. Although we believe we have the experience and processes to enable us to formulate appropriate assumptions and produce reasonably dependable estimates, these assumptions and estimates may change significantly in the future and could result in the reversal of previously recognized amounts. If we used different estimates and assumptions or used different methods to determine these estimates, our financial results could differ, which could have a material negative impact on our financial condition and reported results of operations. For more information about our critical accounting policies and use of estimates, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies, Significant Judgments and Estimates." of this Annual Report on Form 10-K.

Risks Related to Intellectual Property

Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business, financial condition, and results of operations.

Our success and ability to compete depends in part on our intellectual property and our other proprietary business information. We rely and expect to continue to rely on a combination of trademark, copyright, patent, and trade secret protection laws, as well as confidentiality and license agreements with our employees, consultants, and third parties with whom we have relationships to protect our intellectual property and proprietary rights. However, we may be unable to secure intellectual property protection for all of our technology and methodologies or the steps we take to enforce our intellectual property rights may be inadequate. If the protection of our intellectual property and proprietary rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused in the marketplace, and our ability to attract customers may be adversely affected.

Third parties may challenge any patents, copyrights, trademarks, and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate, or otherwise violate our patents, copyrights, trademarks, and other proprietary rights and we may not be able to prevent infringement, misappropriation, or other violations. Any attempt by us to prevent or address such violations may involve substantial expense to us. Additionally, if we fail to protect our domain names, it could adversely affect our reputation and brand and make it more difficult for students to find our website, our content, and our services. If we pursue litigation to assert our intellectual property or proprietary rights, an adverse decision could limit our ability to assert our intellectual property or proprietary rights, limit the value of our intellectual property or proprietary rights, or otherwise negatively impact our business, financial condition, and results of operations.

Misuse of our platform and content, including digital piracy and improper sharing and misappropriation of user credentials, may continue to adversely affect our business, financial condition, and results of operation.

A substantial portion of our revenue comes from our Academic Services and the distribution of our educational content to our paid subscribers through our learning platform. Our content has been subject to unauthorized copying and widespread digital dissemination without an economic return to us. Some students may misuse our products and services in ways that violate our Terms of Use, our Honor Code, other company policies, applicable laws, or the code of conduct at their educational institutions. We have experienced improper sharing and misappropriation of user credentials, allowing for parties to access content and services that they have not paid for. Through such misuse of our platform and content, students may be able to access our offerings for free or at a reduced cost relative to our paid subscription, which has and may continue to negatively impact our ability to attract students to, and retain students on, our platform. The impact of misuse of our platform and content on our revenues and subscriptions is hard to quantify, but we believe that illegal copying and dissemination of our content, improper sharing and misappropriation of user credentials, and other forms of unauthorized activity have had a substantial negative impact on our revenues and subscriptions. Also, despite the potential benefits of AI technology, the advancement of AI may increase certain risks and adverse impacts associated with misuse of our content, including the development of AI applications that may facilitate piracy and new forms of intellectual property infringement through the unauthorized reproduction of copyrighted content to "train" AI applications and to create unauthorized derivative works.

If we fail to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in our favor (or if judicial decisions are not in our favor) or fail to develop effective means of protecting our content and enforcing our intellectual property rights, our business, financial condition, and results of operations may be negatively impacted.

If we become subject to liability for the Internet content that we publish or that is uploaded to our websites by students or other users, our results of operations could be adversely affected.

As a publisher and distributor of online content, including both our content and content uploaded by our users, we face potential liability for claims related to intellectual property rights including copyright and trademark infringement, rights of publicity or privacy, defamation, personal injury torts, laws regulating hate speech or other types of content, online safety, consumer protection, or other claims based on the nature and content of materials that we publish or distribute. In addition, the applicability and scope of these and other laws and regulations, as interpreted by the courts, remain uncertain and could be interpreted in ways that harm our business. For example, we rely on statutory safe harbors, like those set forth in the DMCA and Section 230 of the Communications Decency Act in the U.S. and the E-Commerce Directive in Europe, to protect against liability. Legislation (such as the Sunset to Reform Section 230 Act) or court rulings affecting these safe harbors may adversely affect us and may impose significant operational challenges. There are legislative proposals and pending litigation in the U.S. (currently in district and appellate courts around the country), EU, and around the world that could diminish or eliminate safe harbor protection for websites and online platforms.

We have in the past and may in the future receive communications containing allegations of infringement, which we assess on a case-by-case basis. We may elect not to respond to the communication if we believe it is without merit or we may try to resolve disputes out-of-court by removing content or services we offer or paying licensing or other fees. If we fail to resolve such disputes, litigation may result. For example, we have been subject to lawsuits alleging copyright infringement. Litigation to defend these claims could be costly, divert our technical and management personnel, render us unable to use our current website or to market our service or sell our products and therefore harm our results of operations. We may not be adequately insured to cover claims of these types or indemnified for all liability that may be imposed on us. Any adverse publicity resulting from actual or potential litigation may also materially and adversely affect our reputation, which in turn could adversely affect our results of operations.

We maintain content usage review systems that, through a combination of manual and automated blocks, monitor for and make us aware of potentially infringing content on our platform. Nevertheless, claims may continue to be brought and threatened against us for negligence, intellectual property infringement, or other theories and there is no guarantee that we will be able to resolve any such claims quickly and without damage to our business, our reputation or our operations. From time to time, we have been subject to copyright infringement claims, some of which we have settled. While these settlements have not had a material impact on our financial condition, we may be subject to similar lawsuits in the future and the outcome of any such lawsuits may not be favorable to us and could have a material adverse effect on our financial condition.

Changes in or our failure to comply with the requirements for eligibility for the Digital Millennium Copyright Act (DMCA) safe harbors could harm our business.

The DMCA has provisions that limit, but do not necessarily eliminate, our liability for caching or hosting or for serving as a mere conduit for the transmission of or linking to, content or third-party websites that include materials or other content that infringe copyrights, provided we comply with the strict statutory requirements of the DMCA. The applications and interpretations of the statutory requirements of the DMCA are evolving and may be modified by court rulings and industry practice. Accordingly, if we fail to comply with such statutory requirements or if the interpretations of the DMCA change, we may be subject to potential liability for caching or hosting, or for serving as a mere conduit for the transmission of, content or third-party websites that include materials or other content that infringe copyrights. The safe harbors available under the DMCA can limit liability for copyright infringement in the U.S., but they do not limit our liability for infringement of other intellectual property or proprietary rights, they do not automatically apply outside the U.S., and they do not prevent or address requests for injunctive relief. Any determination in litigation that a DMCA safe harbor does not shield us from liability could negatively impact our business, financial condition, and results of operations.

We are, and may in the future be, subject to intellectual property claims, which are costly to defend and could harm our business, financial condition, and results of operations.

From time to time, third parties have alleged and are likely to allege in the future that we or our business infringes, misappropriates, or otherwise violates their intellectual property or proprietary rights beyond those circumstances discussed in other risk factors contained in this Section, "Risks Relating to Our Intellectual Property." Many companies, including various "non-practicing entities" or "patent trolls," devote significant resources to developing or acquiring patents that could affect aspects of our business. Our patent portfolio may provide little or no deterrence in any litigation involving non-practicing entities or other adverse patent owners that have no relevant solution revenue, as we would not be able to assert our patents against such entities or individuals. For instance, on November 5, 2018, a non-practicing entity (NPE) filed an action against us in the U.S. District Court for the Southern District of New York captioned NetSoc, LLC v. Chegg, Inc., Civil Action No. 1:18-CV-10262-RAC (the NetSoc Action).

While we ultimately prevailed in the NetSoc Action and we intend to vigorously defend any intellectual property claims, our technologies may not be able to withstand all third-party claims or rights against their use. The costs of supporting such litigation and disputes are considerable, and there can be no assurances that a favorable outcome will be obtained. We also may be required to settle such litigation and disputes on terms that are unfavorable to us. The terms of any settlement or judgment may require us to cease some or all of our operations and/or pay substantial amounts to the other party.

Additionally, because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover our technology and there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued.

Moreover, in a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof.

Some aspects of our technology include open-source software, and any failure to comply with the terms of one or more of these open-source licenses could harm our business.

We use open source software in connection with certain of our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute or use open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Data Privacy

The compromise of our information technology systems or data, including through computer malware, viruses, hacking, phishing attacks, spamming and other security incidents, could harm our business and results of operations.

We process personal data regarding various individuals, including students, tutors, educators, and our employees, as well as other sensitive data, including intellectual property and confidential and proprietary business information. We, and our service providers and other third parties upon which we rely, are subject to a variety of evolving security threats. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. For example, severe ransomware attacks are becoming increasingly prevalent. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Additionally, nation-state actors are expected to continue to engage in cyber-attacks for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, our service providers and other third parties upon which we rely, may be vulnerable to a heightened risk of these attacks. Furthermore, remote work has become more common and has increased risks to our information technology systems and data, as more of our employees, as well as employees of our service providers and other third parties on which we rely, utilize network connections, computers and devices outside our premises or network, including while working at home, while in transit and in public locations.

Future or past business transactions (such as acquisitions or integrations) could also expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Moreover, we rely heavily on SaaS enterprise resource planning systems to conduct our e-commerce and financial transactions and reporting. In addition, we utilize third-party cloud computing services in connection with our business operations. Our reliance on these and other third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts and to otherwise assist in the operation of our business increases our risk exposure as our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised.

If our data or security measures, or the security measures of our service providers, other third parties upon which we may rely or companies we may acquire, are compromised, disrupted or breached or are perceived to have been compromised, disrupted or breached, including as a result of any of the aforementioned threats or other cyberattacks, online or offline fraud, other intentional misconduct by computer hackers, employee error or malfeasance, social-engineering attacks, credential harvesting, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods or other similar threats or activities (including those Chegg has experienced in the past, as discussed below), we could face a variety of adverse consequences. For example, we could be required to expend significant capital and other resources to address the problem and could face or be subject to litigation (including class action litigation such as those matters identified below) and enforcement actions, investigations, audits, additional reporting requirements and/or oversight, data processing restrictions, indemnity obligations, damages, penalties and costs for remediation, damage our reputation or brand, interruptions in our operations (including availability of data), and similar harms. Security incidents, including those Chegg has experienced in the past, as identified below, and attendant consequences may cause customers to stop using our services, deter new customers from using our services, and negatively impact our ability to grow and operate our business. Additionally, applicable data privacy and security obligations may require us to notify relevant stakeholders, including regulators and impacted individuals, of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to additional adverse consequences. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Any sensitive information (including confidential, competitive, proprietary, or personal data) that we input into a third-party generative AI/machine learning (ML) platform could be leaked or disclosed to others, including if sensitive information is used to train the third parties' AI/ML model. Additionally, where an AI/ML model ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive information generated by the model. Moreover, AI/ML models may create flawed, incomplete, or inaccurate outputs, some of which may appear correct. This may happen if the inputs that the model relied on were inaccurate, incomplete or flawed (including if a bad actor "poisons" the AI/ML with bad inputs or logic), or if the logic of the AI/ML is flawed (a so-called "hallucination"). We may use AI/ML outputs to make certain decisions. Due to these potential inaccuracies or flaws, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits.

We may expend significant resources or modify our business activities to try to protect against threats to our security or systems. However, while we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We have not always been able in the past and may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. We have experienced security incidents in the past. For example, in April 2018, an unauthorized individual gained access to and exfiltrated user data for approximately 40 million users of chegg.com and certain other services in our family of brands, including EasyBib, (the "2018 Data Incident"). The types of information that may have been obtained by the threat actor included a Chegg user's name, email address, shipping address, Chegg username, and Chegg password. For a small percentage of the impacted users who had entered details into our scholarship search service, the incident also exposed information about additional personal characteristics, including dates of birth, parents' income range, sexual orientation, religious denomination, heritage and information concerning disabilities. We have faced other claims for allegedly misleading statements regarding our security measures to protect users' data and related internal controls and procedures and for failure to take reasonable security measures.

In October 2022, without any admission of liability, we entered into an agreement with the FTC containing a proposed consent order that will significantly impact our data security and privacy practices. The FTC consent order was finalized in January 2023. The FTC consent order requires us to establish, implement and maintain a comprehensive information security program, provide multi-factor authentication methods as an option or requirement for consumers, document and adhere to a detailed information retention schedule and provide consumers with online tools they can use to request access to or the deletion of their personal information. The consent order also requires us to obtain initial and biennial assessments of our

Information Security and Governance Program ("ISP") from an independent third-party assessor and comply with detailed reporting requirements for the 20 year-duration of the order. Although we have completed our second such independent assessment of our ISP with no material findings, we are unable to guarantee that there will not be future issues, and any such issues and the steps required to remediate them could negatively impact our business, results of operations, and financial condition.

Actions and investigations such as the foregoing, and any similar or other actions, claims, litigation, investigations or events, whether arising from prior or future incidents, may harm our business and cause us to suffer adverse consequences.

Our efforts to prevent hackers and others from entering our computer systems or accessing our data may not be fully effective and we cannot guarantee that future events will not occur that have a material impact on our business.

We also rely on computer systems globally to manage our operations. We have experienced and expect to continue to experience periodic service interruptions and delays involving our systems. While we maintain a fail-over capability to switch our operations from one facility to another in the event of a service outage, that process would still result in service interruptions that could be significant in duration. Such interruptions could have a disproportionate effect on our operations if they were to occur during one of our peak periods or if multiple of our service facilities experiences outages at the same time. Our facilities are also vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events as well as the cyber-attacks and security risks and threats discussed above.

We collect, process, store and use personal information and other sensitive data, which subjects us to stringent and evolving U.S. and foreign laws, governmental regulation, contractual obligations, policies and other legal obligations.

In the ordinary course of business, we collect, receive, process, store, disclose, make accessible and otherwise use personal information and other sensitive data, including proprietary and confidential business data and intellectual property, from various parties, including students, tutors, educators and employees. We may enable students and others to share their personal information with each other and with third parties and to communicate and share information into and across our platform. Our data processing activities may subject us to numerous data privacy and security obligations, including foreign, federal, state, and local laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations regarding privacy and the collection, storing, sharing, using, processing, disclosing and protecting of personal information and other user data, including from minors under the age of 18, the scope of which are changing, subject to differing interpretations, and which may be costly to comply with and may be inconsistent between countries and jurisdictions or conflict with other rules.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 ("CCPA") applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,988 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future.

Additionally, regulators are increasingly scrutinizing companies that process children's data. Numerous laws, regulations, and legally binding codes, such as the Children's Online Privacy Protection Act ("COPPA"), California's Age Appropriate Design Code, the CCPA, other U.S. state comprehensive privacy and social media laws, the GDPR, and the UK Age Appropriate Design Code impose various obligations on companies that process children's data, including requiring certain consents to process such data and extending certain rights to children and their parents with respect that data. Some of these obligations have wide ranging applications, including for services that do not intentionally target child users (defined in some circumstances as a user under the age of 18 years old). These laws may be, or in some cases, have already been, subject to legal challenges and changing interpretations, which may further complicate our efforts to comply with these laws.

Students who use some of our services, including high school students who use our services, may be under the age of 18. Accordingly, our business is subject to certain laws covering the protection of minors. For example, various U.S. and international laws restrict the distribution of materials considered harmful to minors and impose additional restrictions on the ability of online services to collect information from minors. Although our policy is to avoid knowingly collecting personal information from children under the age of 13 and we do not believe that our websites or online services are directed to children under the age of 13, regulators or private plaintiffs could disagree with this assessment and challenge our compliance with the COPPA which impose enhanced notice, verifiable parental consent, data minimization, security and other data privacy requirements on child-directed sites and online services that our services are not designed to support.

Additionally, we may be subject to certain marketing laws that govern our use of personal information. For example, the CAN-SPAM and the TCPA impose specific requirements on communications with customers. For example, the TCPA imposes various consumer consent requirements and other restrictions on certain telemarketing activity and other communications with consumers by phone, fax or text message. TCPA violations can result in significant financial penalties, including penalties or fines imposed by the Federal Communications Commission or fines of up to $1,500 per violation imposed through private litigation or by state authorities. Furthermore, under various other privacy laws and other obligations, we may be required to obtain certain consents to process personal data.

Foreign privacy, data protection, and other laws and regulations, particularly in Europe, are often at least as restrictive as, if not more restrictive than, those in the United States. For example, the European Union's General Data Protection Regulation ("EU GDPR"), the United Kingdom's GDPR ("UK GDPR" and together with the EU GDPR, the "GDPR"), Brazil's General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or "LGPD") (Law No. 13,709/2018), and China's Personal Information Protection Law ("PIPL") impose strict requirements for processing personal data. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In addition, some countries (including Europe) and states are considering or have passed legislation implementing requirements with respect to cross-border transfers of data or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. For example, in the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area ("EEA") and the United Kingdom ("UK") have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws.

Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA and UK's standard contractual clauses ("SCCs"), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. The SCCs also impose additional compliance burdens, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. In addition, Switzerland similarly restricts personal data transfers outside of those jurisdictions to countries that do not provide an adequate level of personal data protection.

Furthermore, European legislative proposals and present laws and regulations – other than the EU and UK GDPR – apply to cookies and similar tracking technologies, electronic communications, and marketing and regulators are increasingly focusing on compliance with requirements related to the behavioral, interest-based, or tailored advertising ecosystem. Compliance with these laws may require us to make significant operational changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to liabilities.

Outside of Europe, other laws further regulate behavioral, interest-based, or tailored advertising, making certain online advertising activities more difficult and subject to additional scrutiny. For example, the CCPA grants California residents the right to opt-out of a company's sharing of personal data for advertising purposes in exchange for money or other valuable consideration. As individuals become increasingly aware of and resistant to the collection, use, and sharing of personal information in connection with advertising, some users have opted out of our processing of personal data for advertising purposes, which has negatively impacted our ability to collect certain user data and our advertising partners' ability to deliver relevant content, and more may do so in the future.

We use AI, including generative AI, and ML technologies in our products and services (collectively, "AI/ML" technologies). The development and use of AI/ML present various privacy and security risks that may impact our business. AI/ML are subject to privacy and data security laws, as well as increasing regulation and scrutiny. Several jurisdictions around the world, including Europe and certain U.S. states, including California, have proposed enacted, or are considering laws governing the development and use of AI/ML, such as the EU's AI Act. We expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/ML. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI/ML, or prevent or limit our use of AI/ML. For example, the FTC has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/ML or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

In addition to data privacy and security laws, we may be or may become subject to industry standards adopted by industry groups. For example, we may rely on vendors to process payment card data, and we, or those vendors, may be subject to the Payment Card Industry Data Security Standard ("PCI DSS"), which requires companies to adopt certain measures to ensure the security of cardholder information, including using and maintaining firewalls, adopting proper password protections for certain devices and software, and restricting data access. We also have internal and publicly posted policies regarding, and are bound by contractual commitments with respect to, our collection, processing, use, disclosure, deletion and security of information. The publication of our privacy policies, our contracts and other documentation that provide commitments about data privacy and security can subject us to potential actions and other adverse consequences.

Public scrutiny of Internet privacy issues and actual or perceived failure to comply with our obligations with respect to privacy and data security could harm our business, including by damaging our reputation and relationships with students and educators.

We strive to comply with all applicable laws, policies, contractual obligations, and industry codes of conduct relating to privacy and data protection. However, U.S. federal, state and local, and international laws and regulations regarding privacy and data protection are rapidly evolving and may be inconsistent and we could be deemed out of compliance as such laws and their interpretations change. Our business model materially depends on our ability to process personal data, so we are particularly exposed to the risks associated with the rapidly changing legal landscape. Practices regarding the collection, use, storage, display, processing, transmission and security of personal information by companies, particularly those offering online services, have recently come under increased public scrutiny.

Any failure or perceived failure by us, our personnel, or third parties on which we rely or with which we work to comply with the aforementioned privacy obligations or any compromise of security that results in the unauthorized release or transfer of sensitive information, which may include personal information or other data, may result in significant consequences, including governmental enforcement actions, litigation, additional reporting requirements and/or oversight, bans on processing personal information, orders to destroy or not to use personal information, or public statements against us by consumer advocacy groups or others and could cause students, tutors, educators, partners and others to lose trust in us, which could have an adverse effect on our business. Additionally, such events could lead to loss of customers; interruptions or stoppages in our business operations; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Noncompliance with certain privacy and data security laws we may be subject to could subject us to particularly significant penalties. For example, violations of federal and state calling/texting/marketing laws can result in civil penalties imposed by the Federal Communications Commission, the Federal Trade Commission, or states attorneys general, or private civil litigation that can seek statutory damages awards of thousands of dollars per violation (i.e., per call or text), which, when aggregated in a class action, can create significant exposure for large volume outreach program. Additionally, the CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Furthermore, under the EU GDPR, companies may face temporary or definitive bans on data processing, fines of up to 20 million Euros or 4% of annual global revenue (whichever is greater), audits and inspections, private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests, among other penalties.

Inability to comply with applicable data transfer restrictions may also present unique risks. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data (including data regarding foreign students) and work with partners, vendors and other third parties, injunctions against our processing or transferring of personal data necessary to operate our business, among other consequences.

We have in the past and may in the future be subject to regulatory investigations and actions or litigation in connection with any noncompliance with our privacy obligations or a security breach or related issue, and we could also be liable to third parties for these types of incidents. For instance, we have been subject to litigation and investigations as a result of past security incidents, as further described in the risk factor titled "*The compromise of our information technology systems or data, including through computer malware, viruses, hacking, phishing attacks, spamming and other security incidents, could harm our business and results of operations,*" and a consent order has been finally approved and entered by the FTC related to the same, as further described in "Note 10. Commitments and Contingencies," of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. We could face similar actions, or other actions related to our privacy and data security practices, in the future.

We are subject to privacy and cybersecurity laws across multiple jurisdictions which are highly complex, overlapping, and which create compliance challenges that may expose us to substantial costs, liabilities, or loss of customer trust. Our actual or perceived failure to comply with these laws could harm our business.

We have internal and publicly posted policies regarding our collection, processing, use, disclosure, deletion and security of information. Although we endeavor to comply with our policies and documentation, we may at times fail to do so or be accused of having failed to do so. The publication of our privacy policies and other documentation that provide commitments about data privacy and security can subject us to potential actions if they are found to be deceptive, unfair, or otherwise misrepresent our actual practices, which could materially and adversely affect our business, financial condition and results of operations. In addition, compliance with inconsistent or new privacy and cybersecurity laws could impact our business strategies and the availability of previously useful data, increase our potential liability, increase our compliance costs, require changes in business practices and policies and adversely impact our business.

Our business, including our ability to operate internationally, could be adversely affected if new legislation or regulations are adopted or due to changes in interpretations or implementations of current legislation and regulations.

Any new or significant change to applicable laws, regulations or industry standards or practices regarding the use, disclosure or other processing of personal data could adversely affect our business, including insofar as it may require us to modify our products and services and limit our ability to develop new products and services.

For example, proposed or recently adopted EU laws could significantly affect our business in the future. For example, the Digital Services Act or "DSA", took effect in February of 2024, imposes restrictions and requirements for our products and services, such as a prohibition on targeted advertising to minors in the EEA, and may significantly increase our compliance costs. The European Union AI Act establishes a risk-based governance framework for AI and imposes new obligations that may affect our business, such as transparency requirements, training data obligations, and regular evaluations of AI model. The legal landscape with respect to privacy and data security in the U.S. and elsewhere is similarly in flux with a number of pending legislative and regulatory proposals that could have significant impacts on our business, if effected.

In addition, the FTC has moved to revive its recently announced "click-to-cancel" rule, which will require subscription services like Chegg to make it as easy for consumers to cancel their enrollment as it was to sign up. The "click-to-cancel" rule was vacated by the U.S. Court of Appeals for the Eighth Circuit in July 2025, but the FTC submitted a new rulemaking process in January 2026. Other jurisdictions and states, such as California, are contemplating similar legislation. This new legislation and regulation could have a material negative impact on our business, financial condition, and results of operations.

Risks Related to Our Securities

Our failure to regain compliance with the continued listing requirements of the NYSE, or any future failure to remain in compliance with such standards, could result in the delisting of our common stock, which would have an adverse impact on the trading, liquidity and market price of our common stock.

On December 12, 2025, we were notified by the New York Stock Exchange (NYSE) that we are not in compliance with Section 802.01C of the NYSE Listed Company Manual because the average closing price of our common stock as of December 11, 2025 was less than $1.00 over a consecutive 30 trading-day period. On, or around, December 24, 2025 we notified the

NYSE that we intend to cure the stock price deficiency and to return to compliance with the NYSE continued listing standard. We can regain compliance at any time within an applicable cure period following receipt of the NYSE notice if on the last trading day of any calendar month during the cure period our common stock has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. Under the NYSE's rules, if we determine that we will cure the stock price deficiency by taking an action that will require stockholder approval at our next annual meeting of stockholders, the price condition will be deemed cured if the price promptly exceeds $1.00 per share, and the price remains above that level for at least the following 30 trading days. We are considering options to regain compliance with the NYSE's minimum share price requirement or cure the deficiency, which may include, if necessary, effecting a reverse stock split, subject to approval by the board of directors and our stockholders. We cannot guarantee that closing price of our common stock will increase such that we will regain compliance with the NYSE's minimum share price requirement during the cure period; that, if necessary, we will obtain stockholder approval with respect to a reverse stock split in order to cure the deficiency; or that we will remain in compliance with any of the NYSE's other applicable continued listing standards. Our failure to regain compliance with the NYSE's minimum share price requirement within the applicable cure period could lead to suspension and delisting procedures. Any suspension and delisting procedures taken by the NYSE, any future failure to remain in compliance with the NYSE's continued listing standards, and any subsequent failure to timely resume compliance with the NYSE's continued listing standards within the applicable cure period, if any, could have adverse consequences, including, among others, reducing the number of investors willing to hold or acquire our common stock, loss of confidence from stakeholders, employees and potential business partners, reducing the liquidity and market price of our common stock, adverse publicity, and a reduced interest in us from investors, analysts and other market participants. In addition, in the event of a delisting, holders of the 2026 notes will have the right to require us to repurchase all or a portion of their 2026 notes before the maturity date at a repurchase price equal to 100% of the principal amount of the 2026 notes to be repurchased, plus accrued and unpaid interest, if any. A suspension or delisting could impair our ability to raise additional capital through the public markets, result in negative publicity, adversely affect the market liquidity of our securities, decrease securities analysts' coverage of us, diminish investor, supplier and employee confidence and impair our ability to attract and retain employees by means of equity compensation.

Our stock price has been and will likely continue to be volatile.

The trading price of our common stock has been, and is likely to continue to be, volatile. In addition to the factors discussed in this Annual Report on Form 10-K, the trading price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including, among others:

- our announcement of actual results for a fiscal period that are higher or lower than projected results or our announcement of revenues or earnings guidance that is higher or lower than expected;
- issuance of new or updated research or reports by securities analysts, including unfavorable reports or change in recommendation or downgrading of our common stock;
- announcements by us, our competitors, or other parties of significant products or features, technologies (including AI-related developments), acquisitions, strategic relationships and partnerships, joint ventures, or capital commitments;
- actual or anticipated changes in our growth rate relative to our competitors;
- changes in the economic performance or market valuations of actual or perceived comparable companies;
- future sales of our common stock by our officers, directors, and existing stockholders or the anticipation of such sales;
- issuances of additional shares of our common stock or convertible instruments in connection with acquisitions and capital raising transactions;
- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares, including any common stock issued upon conversion of the notes;
- lawsuits threatened or filed against us;
- regulatory developments in our target markets affecting us, students, colleges, brands, or our competitors;
- the U.S. political climate, with a focus on cutting budgets, higher education, and taxation;
- terrorist attacks or natural disasters or similar events impacting countries where we operate; and
- general economic and market conditions.

Furthermore, both domestic and international stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of companies in general and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. Technology companies have been particularly susceptible to stock price volatility. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been and may continue to be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business and results of operations.

We may be subject to short-selling strategies that may drive down the market price of our common stock.

Short selling occurs when an investor borrows a security and sells it on the open market, with the intention of buying identical securities at a later date to return to the lender. A short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares. Because it is in the short seller's best interests for the price of the stock to decline, some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, its business prospects, and similar matters calculated to or which may create negative market momentum. Short sellers can publicly attack a company's reputation and business on a broader scale via online postings. In the past, the publication of such commentary about us by a disclosed short seller has precipitated a decline in the market price of our common stock, and future similar efforts by other short sellers may have similar effects.

In addition, if we are subject to unfavorable allegations promoted by short sellers, even if untrue, we may have to expend a significant amount of resources to investigate such allegations and defend ourselves from possible shareholder suits prompted by such allegations, which could adversely impact our business, results of operations, and financial condition.

Delaware law and provisions in our restated certificate of incorporation and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- our Board is classified into three classes of directors with staggered three-year terms and directors can only be removed from office for cause and by the approval of the holders of at least two-thirds of our outstanding common stock;
- subject to certain limitations, our Board has the sole right to set the number of directors and to fill a vacancy resulting from any cause or created by the expansion of our Board, which prevents stockholders from being able to fill vacancies on our Board;
- only our Board is authorized to call a special meeting of stockholders;
- our restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of common stock;
- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;
- our stockholders cannot act by written consent;
- our restated bylaws can only be amended by our Board or by the approval of the holders of at least two-thirds of our outstanding common stock; and
- certain provisions of our restated certificate of incorporation can only be amended by the approval of the holders of at least two-thirds of our outstanding common stock.

In addition, our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation, or our bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. This exclusive forum provision will not apply to claims that are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not preclude the filing of claims brought to enforce any liability or duty created by the Exchange Act or Securities Act of 1933, as amended (Securities Act) or the rules and regulations thereunder in federal court.

Our securities repurchase program could affect the price of our common stock and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our common stock.

In November 2024, our Board approved a $300.0 million increase to our existing securities repurchase program authorizing the repurchase of our common stock and/or convertible notes, through open market purchases, block trades, and/or privately negotiated transactions or pursuant to Rule 10b5-1 plans, in compliance with applicable securities laws and other legal requirements. The timing, volume, and nature of the repurchases will be determined by management based on the capital needs of the business, market conditions, applicable legal requirements, alternative investment opportunities, and other factors. As of February 20, 2026, as a result of the Note Repurchase Transaction defined in the following risk factor, we had $122.4 million remaining under the securities repurchase program. The securities repurchase program has no expiration date and will continue until otherwise suspended, terminated or modified at any time for any reason by our Board.

Repurchases pursuant to our securities repurchase program could affect the price of our common stock and increase its volatility. The existence of our securities repurchase program could also cause the price of our common stock to be higher than it would be in the absence of such a program and could reduce the market liquidity for our common stock. Any repurchases made pursuant to our securities repurchase program, including for our goal of repurchasing our outstanding 2026 notes by the end of 2026, will diminish our cash reserves, which could impact our ability to further develop our business and service our indebtedness. There can be no assurance that any repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased such shares. Any failure to repurchase securities after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price. Although our securities repurchase program is intended to enhance long-term stockholder value, short-term price fluctuations could reduce the program's effectiveness.

Servicing our convertible senior notes requires a significant amount of cash, and we may not have sufficient cash flow or cash on hand to repay them, settle conversions in cash or to repurchase them upon a fundamental change, and any future debt may contain limitations on our ability to pay cash upon conversion or repurchase.

In August 2020, we issued $1.0 billion in aggregate principal amount of 2026 notes, which as of December 31, 2025 had an outstanding principal amount of $53.9 million. On February 13, 2026, we entered into an individual, privately negotiated repurchase agreement with a holder of our outstanding 2026 notes to repurchase $20.0 million in aggregate principal amount of the 2026 notes for an aggregate cash repurchase price of $19.4 million (the "Notes Repurchase Transaction"). The Notes Repurchase Transaction was entered into in connection with our previously announced securities repurchase program and closed on February 20, 2026. Following the closing, $33.9 million aggregate principal amount of the 2026 notes remain outstanding

Our ability to make scheduled payments of or to refinance our indebtedness, including the 2026 notes, depends on our future performance, which is subject to many factors, including, economic, financial, competitive and other, beyond our control. We may not be able to generate cash flow from operations, in the foreseeable future, sufficient to service any of our debt and make necessary capital expenditures and may therefore be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the 2026 notes will depend on the capital markets and our financial condition at such time. Given the volume of our repurchases of the 2026 notes to date and our intention to repurchase all of the outstanding 2026 notes by the end of 2026, our future repurchases may be restrained by the quantity available for sale on the capital markets. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations, and limit our flexibility in planning for and reacting to changes in our business.

Holders of the 2026 notes will have the right to require us to repurchase all or a portion of their 2026 notes upon the occurrence of a fundamental change, which includes if our common stock ceases to be listed on the New York Stock Exchange, before the maturity date at a repurchase price equal to 100% of the principal amount of the 2026 notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon conversion of the 2026 notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the 2026 notes being converted. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of 2026 notes surrendered therefore or pay cash with respect to 2026 notes being converted. If we elect to deliver shares of our common stock to settle such conversion, the issuance of our common stock may cause immediate and significant dilution.

In addition, our ability to repurchase the 2026 notes or to pay cash upon conversions of 2026 notes may be limited by law, regulatory authority or agreements governing any future indebtedness. Our failure to repurchase the 2026 notes at a time when the repurchase is required by the indenture or to pay cash upon conversions of 2026 notes as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing any future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the 2026 notes or to pay cash upon conversions of 2026 notes.

General Risk Factor

Our operations are susceptible to earthquakes, floods, rolling blackouts and other types of power loss, and public health crises. If these or other natural or man-made disasters were to occur, our business and results of operations would be adversely affected.

Our business and operations could be materially adversely affected in the event of earthquakes, blackouts, or other power losses, floods, fires, telecommunications failures, break-ins, acts of terrorism, wars, public health crises, inclement weather, shelving accidents, or similar events. If floods, fire, inclement weather including extreme rain, wind, heat, or cold, or accidents due to human error were to occur and cause damage to our properties or those of our service providers, our results of operations would suffer. We may not be able to effectively shift our operations due to disruptions arising from the occurrence of such events, and our business and results of operations could be affected adversely as a result.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Chegg and its Board recognize the critical importance of maintaining the trust and confidence of our students, business partners, and employees. We have established an ISP utilizing the National Institute of Standards and Technology Cybersecurity Framework as an authoritative source of cybersecurity standards and framework for measurement. The ISP is comprised of the following components: (i) policies which describe the core requirements and design aspects of the program, (ii) standards that provide quantifiable and prescriptive requirements to meet the program's design, (iii) processes that provide operational requirements to meet the ISP's policies and standards consistently, and (iv) implementation playbooks which are created, maintained, and used by the respective team responsible for implementation.

The ISP has three core functions underlying its design, which are intended to provide Chegg with appropriate oversight and governance to execute, monitor, measure and report on the performance of the program in a consistent manner:

- management (control owners) have a responsibility to own and manage risks associated with day-to-day operations, including the design, implementation, and ongoing operation of controls;
- compliance and cybersecurity teams enable the identification of emerging risks in daily operation of our business, providing compliance and oversight in the form of frameworks, policies, tools, and techniques to support management; and
- third-party independent assessors provide objective evaluation by assessing whether the first and second functions above are operating successfully, providing assurance that controls are effective in both design and operation.

The Audit Committee of the Board (the "Audit Committee") provides independent oversight of the ISP. As a component of the ISP, the Audit Committee receives a report on the health and performance of the ISP on at least an annual basis. The Audit Committee provides guidance and oversight to help ensure the ISP meets the needs of all interested parties and fulfills its core functions. Management provides the Audit Committee a quarterly update on cybersecurity risks and incidents. Cybersecurity risks, including through oversight of the ISP, are considered alongside other operational and strategic risks as part of Chegg's broader risk management and reporting.

Our Trust and Security organization ("T&S") is responsible for implementing the ISP. T&S is led by our Chief Information Security Officer ("CISO") who reports to our Chief Technology Officer ("CTO"). T&S is made up of two sub-teams, each led by a director who reports to the CISO:

- **Information Security**, which is responsible for implementing all aspects of the ISP and is structured around the following pillars: (i) Application Security, (ii) Infrastructure (Cloud) Security, (iii) Corporate IT Security, and (iv) Security Operations.

- **Compliance and Privacy**, which is responsible for assessing and preparing internal teams for regulatory compliance pertaining to information security, secured financial reporting, and privacy and is structured around the following pillars: (i) Privacy, (ii) Compliance, (iii) Vendor Risk Management, (iv) Security Awareness, (v) Governance and Risk Management, and (vi) Privacy and Abuse Engineering.

Our CISO has served various roles in information technology and security for over 25 years, including serving as CISO. Our CISO holds an undergraduate degree in Information Technology with a specialization in Information Assurance and Security and was a distinguished graduate of the US Air Force Secure Communications school. Our CTO holds an undergraduate degree in computer science and has more than 25 years of experience in technology and operations. Our CEO and CFO each hold degrees in their respective fields, and each have over 20 years of experience managing risks at Chegg and other companies, including risks arising from cybersecurity threats.

During the year ended December 31, 2025, Chegg did not experience any cybersecurity threats or incidents that have materially affected, or are reasonably likely to materially affect, our business strategy, results of operations, or financial condition. For discussion of our risk factors relating to cybersecurity and data privacy, see the "Risks Related to Data Privacy" section included in Part I, Item 1A, "Risk factors" of this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

As of December 31, 2025, we no longer maintain a corporate headquarters office in the U.S. as we do not believe this is necessary to support our globally-distributed workforce. We lease corporate offices internationally in India, the United Kingdom, and Spain which expire at varying times between 2026 and 2033. We believe our facilities are adequate for our current needs and for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

We may from time to time be involved in certain legal proceedings and regulatory compliance matters in the ordinary course of business, including claims of alleged infringement of trademarks, patents, copyrights, and other intellectual property rights; employment claims; and contractual and related disputes brought through private actions, class actions, administrative proceedings, regulatory actions or other litigation. We may also, from time to time, be involved in various legal or government claims, demands, disputes, investigations, or requests for information. Such matters may include, but not be limited to, claims, disputes, or investigations related to warranty, refund, breach of contract, employment, intellectual property, government regulation, or compliance or other matters. For further information on our legal proceedings, see "Note 10. Commitments and Contingencies," of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

On February 24, 2025, we filed a complaint in the U.S. District Court for the District of Columbia against Google, asserting federal antitrust claims and common-law unjust enrichment claims, in connection with Google's expansion of its AIO search experience, and seeking damages, restitution, disgorgement, and injunctive relief. Google moved to dismiss the amended complaint on July 25, 2025. Given the nature of the case, including that the proceedings are in their early stages, we are unable to predict the ultimate outcome of the case.

In addition, we may in the future be subject to additional inquiries, investigations, litigation or other proceedings or actions, regulatory or otherwise. An unfavorable outcome of any such litigation or regulatory proceeding or action could have a material adverse effect on our business, financial condition and results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the New York Stock Exchange under the symbol "CHGG."

Stockholders of Record

As of February 28, 2026, there were 23 stockholders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

We do not intend to declare or pay any cash dividends in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

See Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K for more information regarding securities authorized for issuance.

Recent Sales of Unregistered Securities

We had no unregistered sales of our securities during the year ended December 31, 2025.

Purchases of Equity Securities by the Registrant and Affiliated Purchasers

We did not purchase any of our common stock during the three months ended December 31, 2025.

Securities Repurchase Program

In November 2024, our Board approved a $300.0 million increase to our existing securities repurchase program authorizing the repurchase of our common stock and/or convertible notes, through open market purchases, block trades, and/or privately negotiated transactions or pursuant to Rule 10b5-1 plans, in compliance with applicable securities laws and other legal requirements. The timing, volume, and nature of the repurchases will be determined by management based on the capital needs of the business, market conditions, applicable legal requirements, alternative investment opportunities, and other factors. As of December 31, 2025, we had $141.8 million remaining under the securities repurchase program, which has no expiration date and will continue until otherwise suspended, terminated or modified at any time for any reason by our Board.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. We have omitted discussion of the earliest of the three years of financial condition and results of operations and this information can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 24, 2025, which is available free of charge on the SEC's website at sec.gov and on our website at investor.chegg.com. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See the section titled "Note about Forward-Looking Statements" in this Annual Report on Form 10-K for additional information. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in Part I, Item 1A, "Risk Factors."

Overview

Chegg is a learning platform helping businesses bring new skills to their workforce and giving lifelong learners and students the skills and confidence to succeed. Focused on the large and growing skilling market, Chegg offers innovative tools for workplace readiness, professional upskilling, and language learning. Chegg also continues to offer students artificial intelligence (AI)-driven, personalized support. Chegg remains committed to its mission of improving learning outcomes and career opportunities for millions of people around the world.

Our long-term strategy is focused on helping learners achieve better outcomes by combining academic support with practical, career-relevant skills across the learning lifecycle. We are evolving our platform to support learners both in the classroom and beyond, leveraging AI to deliver faster, more personalized, and more effective learning experiences. We continue to invest in expanding our skilling offerings and integrating them with our core academic services to provide a differentiated, end-to-end solution that supports the whole learner. Our use of AI in our platform is designed to enable us to scale personalized support, improve learning outcomes, and increase course completion while maintaining high standards of quality and accuracy. We believe these investments position us to drive deeper engagement, expand our addressable market, and return the business to sustainable revenue growth over time. Our ability to achieve these long-term objectives is subject to numerous risks and uncertainties, which are described in greater detail below and in Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K.

Our service and product offerings fall into two categories: Chegg Skilling and Academic Services, which are described below. We have changed our revenue disaggregation from Subscription Services and Skills and Other to Chegg Skilling and Academic Services to better reflect the nature of revenue and cash flows.

Chegg Skilling

Our language learning platform provides subscribers access to a premium language learning platform that offers comprehensive support through self-paced lessons, live classes with expert tutors and a community of members to practice alongside. A team of leading experts have developed our online learning instruction to bring students from novice to advanced speakers in a fast-paced, enjoyable environment and we currently offer comprehensive courses taught by highly qualified teachers in 14 languages.

We also provide workforce skilling programs that help employers develop and retain talent. Our workforce skilling programs align workforce needs with learner outcomes by combining in-demand technical skills such as AI, coding, data analytics, and cybersecurity, with foundational business and human-centered durable skills. We keep our portfolio current by working closely with employers, including Fortune 1000 companies, to understand emerging role requirements and workforce needs. Programs feature engaging, modular online content, practice opportunities, and support. Our platform tracks learner progress in real time, delivering predictive nudges and timely interventions that improve engagement, retention, and completion rates. Our approach is informed by learning science to help skills stick, so learners can apply what they learn with confidence at work.

Academic Services

Our legacy academic learning services are headlined by Chegg Study Pack, a premium subscription bundle that includes all of the benefits of Chegg Study, Chegg Writing and Chegg Math. Chegg Study subscribers have access to personalized, step-by-step learning support powered by AI, computational engines, and subject matter experts. Subscribers engage with our conversational experience that delivers the right support at the right time. Our Chegg Writing subscription service consists of a suite of essential tools including plagiarism detection scans, grammar and writing fluency checking, expert personalized writing feedback, and premium citation generation. Subscribers can also have a writing professional proofread papers for personalized feedback. Our Chegg Math subscription service provides students with a computational engine to help them understand and solve math problems. We also work with leading brands and programmatic partners to deliver advertising across our platforms.

Conclusion of Process to Explore Strategic Alternatives

On February 24, 2025, we announced that we were undertaking a strategic review process and exploring a range of alternatives to maximize shareholder value, including being acquired, undertaking a go-private transaction, or remaining as a standalone public company. On October 27, 2025, we announced that our Board unanimously approved the conclusion of its review of strategic alternatives in support of the evolution of our business, including into a skilling-focused business-to-business organization, building on existing relationships with businesses in professional language learning, workplace readiness and AI-related skills courses. In connection with this transformation, we are restructuring the way we operate our academic learning products.

Business Updates and Developments

Recent technological shifts, notably Google's AI Overviews search experience, or AIO, and continued increase in adoption of free and paid generative AI services by students, have created and are expected to continue to create headwinds for our industry and our business, most notably a reduction in traffic to our website and customers subscribing to our services. In August 2024, Google broadly rolled out AIO, which displays AI-generated content at the top of its search results. This experience, which includes questions and solutions for education, keeps users on Google search results versus leading them onto our site. AIO's prevalence has grown and will only continue to increase. We expect Google to continue its shift from being a search origination point to the destination, which we believe has materially adversely affected our business, operating results and financial condition.

In addition, across our industry, there has been a continued increase in the adoption of free and paid generative AI products for academic support, and students are increasingly turning to generative AI for academic support, such as homework and exams, as well as assistance in other areas of daily life. This issue impacts education technology companies broadly, where students see generative AI products like ChatGPT and others as strong alternatives to vertically specialized solutions for education such as Chegg. These developments have negatively impacted our industry and our business and are expected to continue to impact our overall traffic and accelerate the decline in the number of new subscribers that sign up for our services, resulting in continued negative impacts to our growth, business, operating results and financial condition. See Part I, Item 1A, "Risk Factors" for additional details.

In May 2025 and October 2025, we announced workforce reductions that resulted in management approved restructuring plans, which also included the closure of our offices in the United States. During the year ended December 31, 2025, we recorded $51.5 million of restructuring charges and for fiscal year 2026, we expect to realize cost savings as a result of the restructuring plans. See Part I, Item 1A, "Risk Factors", "Note 9. Leases", and "Note 15. Restructuring Charges" of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for additional information.

During the years ended December 31, 2025, and 2024, we generated net revenues of $376.9 million and $617.6 million, respectively, and in the same periods had net losses of $103.4 million and $837.1 million, respectively.

Components of Results of Operations

Net Revenues

We recognize revenues net of allowances for refunds or charge backs from our payment processors who process payments from credit cards, debit cards, and PayPal. Revenues from our language learning platform and Academic Services are primarily recognized ratably over the monthly subscription period. Revenues from our workforce skilling programs are recognized over the delivery period, adjusted for an estimate of non-redemption, or upon fulfillment. Revenues from advertising services and content licensing are recognized upon fulfillment.

Cost of Revenues

Cost of revenues consists primarily of expenses associated with the delivery and distribution of our products and services including content amortization expense, web hosting fees, customer support fees, payment processing costs, amortization of acquired intangible assets, employee-related expenses, which includes salaries, benefits and share-based compensation expense, contractor costs, and other direct costs related to providing content or services. In addition, cost of revenues includes allocated information technology and facilities costs.

Operating Expenses

We classify our operating expenses into three categories: research and development, sales and marketing, and general and administrative. One of the most significant components of our operating expenses is employee-related expenses, which include salaries, benefits, and share-based compensation expense. We allocate certain costs to each expense category, primarily based on the headcount in each group at the end of a period.

Research and Development

Research and development expenses consist of employee-related expenses, which includes salaries, benefits, and share-based compensation expense for employees on our product, engineering, and technical teams who are responsible for maintaining our website, developing new products, and improving existing products. Research and development expenses also include technology costs to support our research and development, web hosting fees, contractor costs, and outside services. We expense substantially all of our research and development expenses as they are incurred. Our research and development expenses continue to support new products and services as well as expand our infrastructure capabilities to support back-end processes associated with our revenue transactions and internal systems.

Sales and Marketing

Sales and marketing expenses consist of user and advertiser-facing marketing and promotional expenditures through a number of targeted online marketing channels, sponsored search, display advertising, social media campaigns, and other initiatives. We incur employee-related expenses, which includes salaries, benefits and share-based compensation expenses for our employees engaged in marketing, business development and sales, and sales support functions. Our marketing expenses are largely variable and to the extent there is increased or decreased competition for these traffic sources, or to the extent our mix of these channels shifts, we could see a corresponding change in our sales and marketing expenses.

General and Administrative

General and administrative expenses consist of employee-related expenses, which includes salaries, benefits and share-based compensation expense for certain executives as well as our finance, legal, human resources and other administrative employees. In addition, general and administrative expenses include outside services, legal and accounting services, and facilities expense.

Impairment Expense

Impairment expense consists of impairments of goodwill, intangible assets, and property and equipment, net.

Interest Expense, Net and Other Income, Net

Interest expense, net consists primarily of the amortization of debt issuance costs related to the convertible senior notes. Other income, net consists primarily of interest income, gains on early extinguishment of the convertible senior notes, and realized gains and losses on the sale of our investments.

Provision For Income Taxes

Provision for income taxes consists primarily of state income taxes in the United States and income taxes in certain non-U.S. jurisdictions.

Results of Operations

The following table presents our historical consolidated statements of operations (in thousands, except percentage of total net revenues):

	Years Ended December 31,			
	2025		2024	
Net revenues	$ 376,908	100 %	$ 617,574	100 %
Cost of revenues[(1)]	152,151	40	180,927	29
Gross profit	224,757	60	436,647	71
Operating expenses:				
Research and development[(1)]	93,453	25	170,431	28
Sales and marketing[(1)]	68,754	18	108,329	18
General and administrative[(1)]	177,406	47	217,756	35
Impairment expense	2,000	1	677,239	n/m
Total operating expenses	341,613	91	1,173,755	n/m
Loss from operations	(116,856)	(31)	(737,108)	n/m
Total interest expense, net and other income, net	16,714	4	48,742	9
Loss before provision for income taxes	(100,142)	(27)	(688,366)	n/m
Provision for income taxes	(3,279)	(1)	(148,702)	n/m
Net loss	$ (103,421)	(28)%	$ (837,068)	n/m

[(1)] Includes share-based compensation expense and restructuring charges as follows:

Share-based compensation expense:

Cost of revenues	$	503	$	1,786
Research and development		6,812		28,044
Sales and marketing		2,174		7,466
General and administrative		22,375		47,318
Total share-based compensation expense	$	31,864	$	84,614

Restructuring charges:

Cost of revenues	$	2,099	$	762
Research and development		15,376		11,387
Sales and marketing		4,793		2,630
General and administrative		29,271		9,824
Total restructuring charges	$	51,539	$	24,603

*n/m - not meaningful

Years Ended December 31, 2025 and 2024

Net Revenues

The following table presents our total net revenues for the periods shown for our Chegg Skilling and Academic Services product lines (in thousands, except percentages):

| | Years Ended December 31, | | Change in 2025 | |
	2025	2024	$	%
Chegg Skilling	$ 68,654	$ 73,959	$ (5,305)	(7)%
Academic Services	308,254	543,615	(235,361)	(43)
Total net revenues	$ 376,908	$ 617,574	$ (240,666)	(39)

Chegg Skilling revenues decreased by $5.3 million, or 7%, during the year ended December 31, 2025 compared to the same period in 2024. The decrease was due to lower revenues of $8.9 million related to our workforce skilling platform primarily related to reduced direct-to-consumer transactions, partially offset by an increase of revenue of $3.6 million from our language learning platform primarily related to business-to-business growth. Chegg Skilling revenues as a percentage of net revenues were 18% during the year ended December 31, 2025 compared to 12% during the same period in 2024.

Academic Services revenues decreased by $235.4 million, or 43%, during the year ended December 31, 2025, compared to the same period in 2024. The decrease was primarily due to a decrease in subscription revenue of $223.8 million primarily related to reduced traffic which led to fewer subscribers, a decrease in advertising services revenue of $18.0 million due to lower fulfillment, and a decrease of print textbook and eTextbook revenue of $4.4 million because we no longer provide this platform, partially offset by content licensing revenue of $10.8 million. Academic Services revenues as a percentage of net revenues were 82% during the year ended December 31, 2025 compared to 88% during the same period in 2024.

Cost of Revenues

The following table presents our cost of revenues for the periods shown (in thousands, except percentages):

| | Years Ended December 31, | | Change in 2025 | |
	2025	2024	$	%
Cost of revenues[1]	$ 152,151	$ 180,927	$ (28,776)	(16)%
[1] Includes share-based compensation expense of:	$ 503	$ 1,786	$ (1,283)	(72) %
[1] Includes restructuring charges of:	$ 2,099	$ 762	$ 1,337	175 %

Cost of revenues decreased $28.8 million, or 16%, during the year ended December 31, 2025, compared to the same period in 2024. The decrease was primarily due to lower payment processing and other order fees of $16.3 million, which is primarily due to the decrease in subscribers who have paid to access our services, lower employee-related expenses of $4.6 million, lower web hosting fees of $4.0 million, lower write-offs of content and internally developed software of $3.1 million, lower contractor spend of $2.4 million, and lower advertising services revenue costs of $1.0 million, partially offset by higher depreciation and amortization expense of $3.2 million and higher restructuring charges of $1.3 million. Gross margins decreased to 60% during the year ended December 31, 2025, from 71% during the same period in 2024.

Operating Expenses

The following table presents our total operating expenses for the periods shown (in thousands, except percentages):

| | Years Ended December 31, | | Change in 2025 | |
	2025	2024	$	%
Research and development[1]	$ 93,453	$ 170,431	$ (76,978)	(45)%
Sales and marketing[1]	68,754	108,329	(39,575)	(37)
General and administrative[1]	177,406	217,756	(40,350)	(19)
Impairment expense	2,000	677,239	(675,239)	(100)
Total operating expenses	$ 341,613	$1,173,755	$ (832,142)	(71)
[1] Includes share-based compensation expense of:				
Research and development	$ 6,812	$ 28,044	$ (21,232)	(76) %
Sales and marketing	2,174	7,466	(5,292)	(71)
General and administrative	22,375	47,318	(24,943)	(53)
Total share-based compensation expense	$ 31,361	$ 82,828	$ (51,467)	(62)
[1] Includes restructuring charges of:				
Research and development	$ 15,376	$ 11,387	$ 3,989	35 %
Sales and marketing	4,793	2,630	2,163	82
General and administrative	29,271	9,824	19,447	198
Total restructuring charges	$ 49,440	$ 23,841	$ 25,599	107

Operating expenses decreased $832.1 million, or 71% during the year ended December 31, 2025, compared to the same period in 2024, primarily due to the absence of impairment expense of $677.2 million recognized in 2024. The remaining decreases were primarily related to lower employee-related expenses and contractor spend as a result of the restructuring plans. See "Note 7. Goodwill and Intangible Assets" and "Note 15**.** Restructuring Charges" included in our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for additional information regarding impairment expense and the restructuring plans, respectively.

Research and Development

Research and development expenses decreased $77.0 million, or 45%, during the year ended December 31, 2025 compared to the same period in 2024. The decrease was primarily due to lower employee-related expenses of $65.4 million, including share-based compensation expense, lower contractor spend of $6.2 million, lower web hosting fees of $4.1 million, lower technology expenses of $3.3 million, and lower depreciation and amortization expense of $1.2 million, partially offset by higher restructuring charges of $4.0 million. Research and development expenses as a percentage of net revenues were 25% during the year ended December 31, 2025 compared to 28% during the same period in 2024.

Sales and Marketing

Sales and marketing expenses decreased by $39.6 million, or 37%, during the year ended December 31, 2025, compared to the same period in 2024. The decrease was primarily due to lower paid marketing expenses of $22.1 million, lower employee-related expenses of $14.3 million including share-based compensation expense, lower indirect marketing expenses of $2.7 million, and lower depreciation and amortization expense of $1.3 million, partially offset by higher restructuring charges of $2.2 million. Sales and marketing expenses as a percentage of net revenues were 18% during each of the years ended December 31, 2025 and 2024.

General and Administrative

General and administrative expenses decreased $40.4 million, or 19%, during the year ended December 31, 2025 compared to the same period in 2024. The decrease was primarily due to lower employee-related expenses of $50.9 million including share-based compensation expense, lower professional fees of $6.0 million, lower loss contingency accruals of $4.5 million, lower contractor spend of $3.0 million, and lower facility expenses of $2.9 million, partially offset by higher restructuring charges of $19.4 million, an impairment loss on our equity investment of $6.0 million, and higher impairments of lease-related assets of $1.8 million. General and administrative expenses as a percentage of net revenues were 47% during the year ended December 31, 2025 compared to 35% during the same period in 2024.

Impairment Expense

Impairment expense was $2.0 million during the year ended December 31, 2025, consisting of impairment of property and equipment. Impairment expense was $677.2 million during the year ended December 31, 2024 consisting of impairments of goodwill, intangible assets, and other related property and equipment. See "Note 6. Property and Equipment, Net" and "Note 7. Goodwill and Intangible Assets" of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for additional information.

Interest Expense, Net and Other Income, Net

The following table presents our interest expense, net, and other income, net, for the periods shown (in thousands, except percentages):

	Years Ended December 31,		Change in 2025	
	2025	2024	$	%
Interest expense, net	$ (590)	$ (2,590)	$ 2,000	(77)%
Other income, net	17,304	51,332	(34,028)	(66)
Total interest expense, net and other income, net	$ 16,714	$ 48,742	$ (32,028)	(66)

Interest expense, net decreased by $2.0 million, or 77%, during the year ended December 31, 2025, compared to the same period in 2024. The decrease was primarily due lower interest expense recognized as a result of the maturity of the 2025 notes and the early extinguishment of a portion of the 2026 notes.

Other income, net decreased $34.0 million, or 66%, during the year ended December 31, 2025 compared to the same period in 2024, primarily due to a decrease in interest income of $19.2 million due to lower investment balances, a decrease in gain on early extinguishment of a portion of the 2026 notes of $11.7 million, and the absence of a gain on the sale of our equity investment of $3.8 million.

See "Note 8. Convertible Senior Notes," of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for additional information on the gain on early extinguishment of a portion of the 2026 notes and the maturity of the 2025 notes.

Provision for income taxes

The following table presents our provision for income taxes for the periods shown (in thousands, except percentages):

	Years Ended December 31,		Change in 2025	
	2025	2024	$	%
Provision for income taxes	$ (3,279)	$ (148,702)	$ 145,423	n/m

_____
*n/m - not meaningful

Provision for income taxes decreased by $145.4 million during the year ended December 31, 2025 compared to the same period in 2024, primarily due to the establishment of a valuation allowance against our U.S. federal and state deferred tax assets in 2024.

Liquidity and Capital Resources

The following table presents our cash, cash equivalents and investments and convertible senior notes as of the periods shown (in thousands, except percentages):

	As of December 31,		Change in 2025	
	2025	**2024**	**$**	**%**
Cash, cash equivalents, investments	$ 85,212	$ 528,374	$ (443,162)	(84)%
Convertible senior notes, net[1]	53,765	485,949	(432,184)	(89)

[1] Consists of the current and long-term portion.

Cash, cash equivalents, and investments decreased $443.2 million, or 84%, during the year ended December 31, 2025 primarily due to the maturity of the 2025 notes and early extinguishment of a portion of the 2026 notes of $424.8 million and purchases of property and equipment of $28.1 million, partially offset by the net cash provided by operating activities of $15.5 million.

Convertible senior notes, net decreased $432.2 million, or 89%, during the year ended December 31, 2025 primarily due to the maturity of the 2025 notes and the early extinguishment of a portion of the 2026 notes.

The 2026 notes mature on September 1, 2026 unless converted, redeemed, or repurchased in accordance with their terms prior to such date. Holders of the 2026 notes may convert their notes at any time on or after June 1, 2026 until the close of business on the second scheduled trading day immediately preceding the respective maturity dates. See "Note 8. Convertible Senior Notes" of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for additional information on our 2026 notes.

On February 13, 2026, we entered into an individual, privately negotiated repurchase agreement with a holder of our outstanding 2026 notes to repurchase $20.0 million in aggregate principal amount of the 2026 notes for an aggregate cash repurchase price of $19.4 million (the "Notes Repurchase Transaction"). The Notes Repurchase Transaction was entered into in connection with our previously announced securities repurchase program and closed on February 20, 2026. Following the closing, $33.9 million aggregate principal amount of the 2026 notes remain outstanding and $122.4 million remain available under our securities repurchase program.

As of December 31, 2025, our principal sources of liquidity were cash, cash equivalents, and investments totaling $85.2 million, which were held for working capital purposes. We believe that our existing sources of liquidity will be sufficient to fund our operations and debt service obligations for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, our investments in research and development activities, our acquisition of new products and services, and our sales and marketing activities. To the extent that existing sources of liquidity are insufficient to fund our future operations, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all. If adequate funds are not available on acceptable terms, or at all, we may be unable to adequately fund our business plans and it could have a negative effect on our business, operating cash flows and financial condition. As of December 31, 2025, we have incurred cumulative losses of $992.9 million from our operations and we may incur additional losses in the future.

Most of our cash, cash equivalents, and investments are held in the United States. In December 2025, our subsidiary in India distributed an additional $10.8 million to the United States, resulting in a remittance of $1.6 million in withholding tax. As of December 31, 2025, the net cumulative tax expense related to future distribution amounts is $1.1 million. This reflects our continued assessment of cash needs and the absence of an indefinite reinvestment assertion for our subsidiary in India. As a result of the Tax Cuts and Jobs Act, we anticipate the U.S. federal impact for the remaining foreign jurisdictions to be minimal if these funds are repatriated. In addition, based on our current and future needs, we believe our current funding and capital resources for our international operations are adequate.

The following table presents our contractual obligations and other commitments as of December 31, 2025 (in thousands):

	Total	Next 12 Months	Beyond 12 Months
Convertible senior notes [1]	$ 53,860	$ 53,860	$ —
Purchase obligations [2]	81,767	25,852	55,915
Operating lease obligations [3]	22,511	4,795	17,716
Total contractual obligations	$ 158,138	$ 84,507	$ 73,631

_____

[1] Consists of the remaining principal amount due upon maturity. As of December 31, 2025, our convertible senior notes are recorded on our consolidated balance sheets at the carrying amounts of $53.8 million.
[2] Represents contractual obligations primarily related to information technology services.
[3] Our corporate offices are leased under operating leases, which expire at various dates through 2033.

In addition, we are also subject to certain legal proceedings and claims, including in the ordinary course of business, and record a liability when we believe that a loss is probable and reasonably estimable. See "Note 10. Commitments and Contingencies" of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for additional information.

The following table presents our consolidated statements of cash flows data for the periods shown (in thousands, except percentages):

	Years Ended December 31,		Change in 2025	
	2025	2024	$	%
Net cash provided by operating activities	$ 15,490	$ 125,205	$ (109,715)	(88)%
Net cash provided by investing activities	282,297	11,345	270,952	n/m
Net cash used in financing activities	(428,479)	(109,142)	(319,337)	n/m

The substantial majority of our cash inflows from operating activities are from e-commerce transactions with learners, which are settled immediately through payment processors, as opposed to cash outflows from bill payments, which are settled based on contractual payment terms with our suppliers.

Net cash provided by operating activities decreased $109.7 million, or 88%, during the year ended December 31, 2025, compared to the same period in 2024 and was primarily related to the net effect of a decrease in net loss of $733.6 million, a decrease in impairment expense of $675.2 million, and a decrease in deferred tax assets of $142.3 million.

Net cash provided by investing activities increased $271.0 million during the year ended December 31, 2025, compared to the same period in 2024 and was primarily related to fewer purchases of investments of $170.2 million, higher proceeds from the sale of investments of $111.1 million, and fewer purchases of property and equipment of $46.8 million, partially offset by a lower cash from investment maturities of $41.6 million and the absence of proceeds from the sale of our equity investment of $15.5 million.

Net cash used in financing activities increased $319.3 million during the year ended December 31, 2025, compared to the same period in 2024 and was primarily related to higher repayments of our convertible senior notes of $328.3 million, partially offset by lower taxes paid related to the net share settlement of equity awards of $6.6 million and the absence of repurchases of our common stock of $2.6 million.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. These estimates form the basis for judgments we make about the carrying values of our assets and liabilities, which are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. We believe that assumptions and estimates of the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. For further information on all of our significant accounting policies, see "Note 2. Significant Accounting Policies", of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Revenue Recognition and Deferred Revenue

For sales of third-party products, we evaluate whether we are acting as a principal or an agent. Where our role in a transaction is that of principal, revenues are recognized on a gross basis. This requires revenue to comprise the gross value of the transaction billed to the customer, after trade discounts, with any related expenditure charged as a cost of revenues. Where our role in a transaction is that of an agent, revenues are recognized on a net basis with revenues representing the margin earned. Our determination is based on our evaluation of whether we control the specified goods or services prior to transferring them to the customer. There are significant judgments involved in determining whether we control the specified goods or services prior to transferring them to the customer including whether we have the ability to direct the use of the good or service and obtain substantially all of the remaining benefits from the good or service. For all of our offerings, aside from print textbooks and eTextbooks which are no longer provided, we control our services and recognize revenues and cost of revenues on a gross basis.

Some of our customer arrangements include multiple performance obligations. We have determined these performance obligations qualify as distinct performance obligations, as the customer can benefit from the service on its own or together with other resources that are readily available to the customer, and our promise to transfer the service is separately identifiable from other promises in the contract. For these arrangements that contain multiple performance obligations, we allocate the transaction price based on the relative standalone selling price (SSP) method by comparing the SSP of each distinct performance obligation to the total value of the contract. We determine the SSP based on our historical pricing and discounting practices for the distinct performance obligation when sold separately. If the SSP is not directly observable, we estimate the SSP by considering information such as market conditions, and information about the customer.

Some of our customer arrangements may include an amount of variable consideration in addition to a fixed revenue share that we earn. This variable consideration can either increase or decrease the total transaction price depending on the nature of the variable consideration. We estimate the amount of variable consideration that we will earn at the inception of the contract, adjusted during each period, and include an estimated amount each period. In determining this estimate, we consider the single most likely amount in a range of possible amounts. This estimated amount of variable consideration requires management to make a judgment based on the forecasted amount of consideration that we expect we will earn as well as the time period in which we can reasonably rely on the accuracy of the forecast. Our estimate of variable consideration is constrained to only include the amount of variable consideration for which it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, as the amounts that we could potentially earn in outer years can change significantly based on factors that are out of our control. If our forecasts are inaccurate, the estimated amount of variable consideration could be inaccurate, which could impact our revenue recognition in a given period.

Impairment of Intangible Assets and Long-Lived Assets

Intangible assets and long-lived assets are tested for impairment, at the asset group level, at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors that we consider include the recognition of goodwill impairment charges or planned changes in the use of the asset group. When measuring the recoverability, we make assumptions regarding our estimated future undiscounted cash flows expected to be generated by the asset group. If the asset group is not recoverable, we proceed to estimating the fair value of the asset group, which includes assumptions regarding future growth rates and the amount and timing of expected future cash flow. If our estimates or related assumptions are inaccurate, our conclusion on whether these assets are recoverable or impaired could be incorrect, which could impact whether we recognize an impairment in a given period.

Goodwill

Goodwill is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. In our qualitative assessment, we consider factors including economic conditions, industry and market conditions and developments, overall financial performance and other relevant entity-specific events in determining whether it is more likely than not that the fair value of our reporting unit is less than the carrying amount. Our qualitative assessment requires management to make judgments based on the factors listed above in our determination of whether events or changes in circumstances indicate that the carrying values may not be recoverable.

If our qualitative assessment concludes that it is more likely than not that the fair value is less than the carrying amount, a quantitative assessment is performed. Performing a quantitative impairment test includes the determination of fair value and involves significant estimates and assumptions including, among others, forecasted revenue growth rates, operating margins and capital expenditures, and discount rates used to calculate projected future cash flows. If the carrying value exceeds the fair value, an impairment loss is recognized in an amount equal to the excess. If estimates or related assumptions change, this could have a significant impact on either the fair value of our reporting unit, the amount of any goodwill impairment, or both.

Share-based Compensation Expense

We measure and recognize share-based compensation expense for all awards made to employees, directors and consultants, including restricted stock units (RSUs), performance-based RSUs (PSUs) with either a market-based condition or financial and strategic performance target and our employee stock purchase plan (ESPP) based on estimated fair values.

We estimate a forfeiture rate to calculate the share-based compensation expense related to our awards. Estimated forfeitures are determined based on historical data and we continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our share-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the share-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the share-based compensation expense recognized in the financial statements.

Share-based compensation expense for PSUs with a market-based condition is recognized regardless of whether the market condition is satisfied subject to continuing service over the requisite service period. Share-based compensation expense recognized related to PSUs with a financial and strategic performance target is subject to the achievement of performance objectives and requires significant judgment by management in determining the current level of attainment of such performance objectives. Management may consider factors such as the latest financial forecasts and general business trends in the assessment of PSU award attainment. Subsequent changes to these considerations may have a material impact on the amount of share-based compensation expense recognized in the period, which may lead to volatility of share-based compensation expense period-to-period. If the performance objectives are not met or service is no longer provided, no share-based compensation expense will be recognized, and any previously recognized share-based compensation expense will be reversed.

We will continue to use judgment in evaluating the assumptions related to our share-based compensation expense on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates, which could materially impact our future share-based compensation expense.

Provision for Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than enactments or changes in the tax law or rates. In assessing the realization of deferred tax assets, we consider whether it is more likely than not that all or some portion of deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Valuation allowances are provided to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence including future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior carryback years if permitted under the tax law, and tax-planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of technical merits of the position and (2) for those tax positions that meet the more likely than not recognition threshold, we recognize the tax benefit as the largest amount that is cumulative more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The calculation of tax expense and liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. Significant judgment is required in determining our provision for income taxes and evaluating our uncertain tax positions. To the extent that the final tax outcome of these matters may differ from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. As a result, significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

Recent Accounting Pronouncements

For relevant recent accounting pronouncements, see "Note 2. Significant Accounting Policies", of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including changes to foreign currency exchange rates and interest rates.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Indian Rupee, Euro, and British Pound Sterling, and changes in the relative value of the U.S. dollar to these currencies may have an impact. We have experienced and will continue to experience fluctuations in net (loss) income as a result of transaction gains or losses related to remeasuring certain amounts that are denominated in foreign currencies.

We accept foreign currencies from our international customers and our international revenues were 15%, 13% and 14% of total net revenues during the years ended December 31, 2025, 2024 and 2023, respectively. Additionally, a portion of our operating expenses are incurred outside of the United States and are denominated in foreign currencies. Unfavorable fluctuations in foreign currency exchange rates may have an adverse impact on our total net revenues or total operating expenses, however, we do not believe a hypothetical 10% strengthening or weakening of the U.S. dollar against foreign currencies would have a material impact on our results of operations. To date, we have not entered into derivatives or hedging strategies to mitigate risk related to changes in foreign currency exchange rates and continually monitor our foreign currency exchange exposure.

Interest Rate Sensitivity

As of December 31, 2025 and 2024, we had cash and cash equivalents totaling $31.1 million and $161.5 million, respectively, and investments of $54.1 million and $366.9 million, respectively. Our cash and cash equivalents consist of cash and money market funds and investments consist of corporate debt securities. Changes in U.S. interest rates, affect the interest earned on our cash and cash equivalents and the market value of our investments. A hypothetical 100 basis point increase or decrease in interest rates would result in an immaterial increase or decline in the fair value of our investments as of December 31, 2025. Any realized gains or losses resulting from interest rate changes would only occur if we sold the investments prior to maturity. We were not exposed to material risks due to changes in market interest rates given the liquidity of the cash, cash equivalents, and investments in which we invested our cash.

The 2026 notes do not bear interest, and therefore we do not have any economic interest rate exposure or financial statement risk associated with changes in interest rates. The fair value, however, may fluctuate when interest rates and the market price of our stock changes. For more information, see "Note 8. Convertible Senior Notes," of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chegg, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chegg, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the schedules listed in the Index at Item 15.2 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Convertible Senior Notes — Refer to Notes 2 and 8 to the financial statements

Critical Audit Matter Description

In March and December 2025, the Company extinguished $65.2 million and $8.9 million, respectively, of the principal amount of the convertible senior notes due in 2026 (2026 notes) for a reacquisition price of $57.6 million and $8.4 million, respectively. The Company elected to reacquire and not cancel the partially extinguished 2026 notes and left the associated capped call transactions outstanding. This resulted in a total gain on early extinguishment of debt of $7.9 million recorded during the year ended December 31, 2025.

Auditing the following elements involved a higher degree of auditor judgment and an increased extent of effort due to the nature and extent of specialized skill and knowledge required of the Company's accounting assessment of the settlement including the conclusion that the settlement should be accounted for as an extinguishment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating the partial extinguishments of the 2026 notes included the following, among others:

- We tested the design, implementation, and operating effectiveness of the internal controls over the Company's accounting for the partial extinguishments of the 2026 notes.
- Our testing included reading the underlying repurchase agreements and evaluating the Company's accounting analysis underlying the accounting of the 2026 notes, evaluating the determination that the partial repurchases of the 2026 notes were a debt extinguishment, obtaining audit evidence of the repurchases and recalculating the gain on early extinguishment.
- We utilized more experienced professionals on our team when evaluating management's assessment of the accounting for the partial extinguishments.

/S/ DELOITTE & TOUCHE LLP

San Jose, California
March 9, 2026

We have served as the Company's auditor since 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chegg, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Chegg, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 9, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/S/ DELOITTE & TOUCHE LLP

San Jose, California
March 9, 2026

CHEGG, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except for number of shares and par value)

	December 31,	
	2025	2024
Assets		
Current assets		
Cash and cash equivalents	$ 31,146	$ 161,475
Short-term investments	41,674	154,249
Accounts receivable, net of allowance of $156 and $190 at December 31, 2025 and December 31, 2024, respectively	15,604	23,641
Prepaid expenses	16,331	17,100
Other current assets	16,857	81,094
Total current assets	121,612	437,559
Long-term investments	12,392	212,650
Property and equipment, net	115,168	170,648
Intangible assets, net	6,041	10,347
Right of use assets	13,188	22,256
Other assets	9,613	15,491
Total assets	$ 278,014	$ 868,951
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 3,258	$ 15,159
Deferred revenue	29,675	39,217
Accrued liabilities	54,249	115,360
Current portion of convertible senior notes, net	53,765	358,605
Total current liabilities	140,947	528,341
Long-term liabilities		
Convertible senior notes, net	—	127,344
Long-term operating lease liabilities	15,205	18,509
Other long-term liabilities	2,239	1,776
Total long-term liabilities	17,444	147,629
Total liabilities	158,391	675,970
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Preferred stock, $0.001 par value – 10,000,000 shares authorized, no shares issued and outstanding at December 31, 2025 and December 31, 2024	—	—
Common stock, $0.001 par value – 400,000,000 shares authorized; 110,985,562 and 104,880,048 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	111	105
Additional paid-in capital	1,145,371	1,114,550
Accumulated other comprehensive loss	(32,997)	(32,233)
Accumulated deficit	(992,862)	(889,441)
Total stockholders' equity	119,623	192,981
Total liabilities and stockholders' equity	$ 278,014	$ 868,951

See Notes to Consolidated Financial Statements.

CHEGG, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended December 31,		
	2025	**2024**	**2023**
Net revenues	$ 376,908	$ 617,574	$ 716,295
Cost of revenues	152,151	180,927	225,941
Gross profit	224,757	436,647	490,354
Operating expenses:			
Research and development	93,453	170,431	191,705
Sales and marketing	68,754	108,329	126,591
General and administrative	177,406	217,756	236,183
Impairment expense	2,000	677,239	3,600
Total operating expenses	341,613	1,173,755	558,079
Loss from operations	(116,856)	(737,108)	(67,725)
Interest expense, net and other income, net			
Interest expense, net	(590)	(2,590)	(3,773)
Other income, net	17,304	51,332	121,810
Total interest expense, net and other income, net	16,714	48,742	118,037
(Loss) income before provision for income taxes	(100,142)	(688,366)	50,312
Provision for income taxes	(3,279)	(148,702)	(32,132)
Net (loss) income	$ (103,421)	$ (837,068)	$ 18,180
Net (loss) income per share			
Basic	$ (0.96)	$ (8.10)	$ 0.16
Diluted	$ (0.96)	$ (8.10)	$ (0.34)
Weighted average shares used to compute net (loss) income per share			
Basic	107,484	103,300	116,504
Diluted	107,484	103,300	128,569

See Notes to Consolidated Financial Statements.

CHEGG, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands)

	Years Ended December 31,		
	2025	**2024**	**2023**
Net (loss) income	$ (103,421)	$ (837,068)	$ 18,180
Other comprehensive (loss) income			
Change in net unrealized (loss) gain on investments, net of tax	(621)	585	5,534
Change in foreign currency translation adjustments, net of tax	(143)	1,921	17,215
Other comprehensive (loss) income	(764)	2,506	22,749
Total comprehensive (loss) income	$ (104,185)	$ (834,562)	$ 40,929

See Notes to Consolidated Financial Statements.

CHEGG, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock					
	Shares	Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
Balances at December 31, 2022	126,474	126	$ 1,244,504	$ (57,488)	$ (70,553)	$ 1,116,589
Repurchases of common stock	(26,506)	(26)	(337,683)	—	—	(337,709)
Issuance of common stock upon exercise of stock options and under ESPP	512	1	4,162	—	—	4,163
Net share settlement of equity awards	2,344	2	(16,440)	—	—	(16,438)
Share-based compensation expense	—	—	136,787	—	—	136,787
Net proceeds from capped call related to extinguishments of 2025 notes	—	—	297	—	—	297
Other comprehensive income	—	—	—	22,749	—	22,749
Net income	—	—	—	—	18,180	18,180
Balances at December 31, 2023	102,824	103	1,031,627	(34,739)	(52,373)	944,618
Repurchases of common stock	(2,116)	(2)	(16)	—	—	(18)
Issuance of common stock under ESPP	859	1	2,632	—	—	2,633
Net share settlement of equity awards	3,313	3	(9,239)	—	—	(9,236)
Share-based compensation expense	—	—	89,546	—	—	89,546
Other comprehensive income	—	—	—	2,506	—	2,506
Net loss	—	—	—	—	(837,068)	(837,068)
Balances at December 31, 2024	104,880	105	1,114,550	(32,233)	(889,441)	192,981
Issuance of common stock under ESPP	812	1	584	—	—	585
Net share settlement of equity awards	5,294	5	(2,600)	—	—	(2,595)
Share-based compensation expense	—	—	32,837	—	—	32,837
Other comprehensive loss	—	—	—	(764)	—	(764)
Net loss	—	—	—	—	(103,421)	(103,421)
Balances at December 31, 2025	110,986	$ 111	$ 1,145,371	$ (32,997)	$ (992,862)	$ 119,623

See Notes to Consolidated Financial Statements.

CHEGG, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities			
Net (loss) income	$ (103,421)	$ (837,068)	$ 18,180
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Share-based compensation expense	31,864	84,614	133,502
Depreciation and amortization expense	78,637	78,344	129,718
Deferred tax assets	1,348	143,319	26,575
Gain on early extinguishments of debt	(7,838)	(19,515)	(85,926)
Loss contingency	—	—	7,000
Impairment expense	2,000	677,239	3,600
Loss from write-offs of property and equipment	1,959	5,795	4,137
Amortization of debt issuance costs	500	2,147	3,156
Operating lease expense, net of accretion	3,641	5,864	6,079
Realized (gain) loss on sale of investments	(752)	27	2,106
Impairment of lease related assets	7,315	5,557	—
Impairment of equity investment	6,000	—	—
Other non-cash items	1,423	656	(1,228)
Change in assets and liabilities:			
Accounts receivable	8,439	7,771	(7,799)
Prepaid expenses and other current assets	66,370	(41,732)	3,476
Other assets	21	1,130	10,829
Accounts payable	(9,660)	(12,376)	13,057
Deferred revenue	(10,677)	(15,885)	(1,585)
Accrued liabilities	(59,723)	47,103	(7,342)
Other liabilities	(1,956)	(7,785)	(11,337)
Net cash provided by operating activities	15,490	125,205	246,198
Cash flows from investing activities			
Purchases of property and equipment	(28,123)	(74,953)	(83,052)
Proceeds from disposition of textbooks	—	—	9,787
Purchases of investments	(793)	(170,950)	(637,939)
Proceeds from sale of investments	181,158	70,077	394,533
Maturities of investments	130,055	171,671	597,197
Proceeds from sale of equity investments	—	15,500	—
Purchases of equity investments	—	—	(11,853)
Net cash provided by investing activities	282,297	11,345	268,673
Cash flows from financing activities			
Proceeds from common stock issued under stock plans	590	2,636	4,165
Payment of taxes related to the net share settlement of equity awards	(2,600)	(9,239)	(16,440)
Repayment of convertible senior notes	(424,848)	(96,520)	(505,986)
Proceeds from exercise of convertible senior notes capped call	—	—	297
Payment of withholding tax	(1,621)	(3,450)	—
Repurchase of common stock	—	(2,569)	(334,806)
Net cash used in financing activities	(428,479)	(109,142)	(852,770)
Effect of exchange rate changes	(256)	(1,025)	21
Net (decrease) increase in cash, cash equivalents and restricted cash	(130,948)	26,383	(337,878)
Cash, cash equivalents and restricted cash, beginning of period	164,359	137,976	475,854
Cash, cash equivalents and restricted cash, end of period	$ 33,411	$ 164,359	$ 137,976

See Notes to Consolidated Financial Statements.

| | Years Ended December 31, | | |
	2025	2024	2023
Supplemental cash flow data:			
Cash paid during the period for:			
Interest	$ 224	$ 449	$ 741
Income taxes, net of refunds	$ 4,589	$ 8,085	$ 11,074
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 6,964	$ 7,243	$ 9,042
Right of use assets obtained in exchange for lease obligations:			
Operating leases	$ 1,636	$ 10,108	$ 12,407
Non-cash investing and financing activities:			
Accrued purchases of long-lived assets	$ 185	$ 5,850	$ 9,650

| | December 31, | | |
	2025	2024	2023
Reconciliation of cash, cash equivalents and restricted cash:			
Cash and cash equivalents	$ 31,146	$ 161,475	$ 135,757
Restricted cash included in other current assets	575	956	—
Restricted cash included in other assets	1,690	1,928	2,219
Total cash, cash equivalents and restricted cash	$ 33,411	$ 164,359	$ 137,976

See Notes to Consolidated Financial Statements.

CHEGG, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Background and Basis of Presentation

Company and Background

Chegg, Inc. (“we,” “us,” “our,” “Company” or “Chegg”), was incorporated as a Delaware corporation in July 2005. Chegg is a learning platform helping businesses bring new skills to their workforce and giving lifelong learners and students the skills and confidence to succeed. Focused on the large and growing skilling market, Chegg offers innovative tools for workplace readiness, professional upskilling, and language learning. Chegg also continues to offer students artificial intelligence (AI)-driven, personalized support. Chegg remains committed to its mission of improving learning outcomes and career opportunities for millions of people around the world.

Basis of Presentation

Our fiscal year ends on December 31 and in this report, we refer to the year ended December 31, 2025, December 31, 2024, and December 31, 2023 as 2025, 2024, and 2023, respectively.

Reclassification of Prior Period Presentation

In order to conform with current period presentation, $1.0 million of deferred tax assets have been reclassified from deferred tax assets to other assets on our consolidated balance sheet as of December 31, 2024. This change in presentation does not affect previously reported results.

Note 2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (U.S. GAAP) requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent liabilities. Significant estimates, assumptions, and judgments are used for, but not limited to: revenue recognition, share-based compensation expense, accounting for income taxes, useful lives assigned to long-lived assets for depreciation and amortization, impairment of goodwill, intangible assets and long-lived assets, and internal-use software and website development costs. We base our estimates on historical experience, knowledge of current business conditions, and various other factors we believe to be reasonable under the circumstances. These estimates are based on management’s knowledge about current events and expectations about actions we may undertake in the future. Actual results could differ from these estimates, and such differences could be material to our financial position and results of operations.

Principles of Consolidation

The consolidated financial statements include the accounts of Chegg and our wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with U.S. GAAP.

Cash and Cash Equivalents and Restricted Cash

We consider all highly liquid investments with a maturity date of three months or less from the date of purchase to be cash equivalents. Our cash and cash equivalents consist of cash and money market funds at financial institutions, and are stated at cost, which approximates fair value. We classify certain restricted cash balances within other current assets and other assets on the accompanying consolidated balance sheets based upon the term of the remaining restrictions.

Fair Value Measurements

We account for certain assets and liabilities at fair value. We have established a fair value hierarchy used to determine the fair value of our financial instruments as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

Level 3—Inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value; the inputs require significant management judgment or estimation.

A financial instrument's classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe our valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments

We hold investments in corporate debt securities. We classify our investments as available-for-sale that are either short or long-term based on the remaining contractual maturity of the investment. Our investments are carried at estimated fair value with any unrealized gains and losses, unrelated to credit loss factors, net of taxes, included in other comprehensive (loss) income on our consolidated statements of stockholders' equity. Unrealized losses related to credit loss factors are recorded through an allowance for credit losses in other income, net on our consolidated statements of operations, rather than as a reduction to other comprehensive (loss) income, when a decline in fair value has resulted from a credit loss. When evaluating whether an investment's unrealized losses are related to credit factors, we review factors such as the extent to which fair value is below its cost basis, any changes to the credit rating of the security, adverse conditions specifically related to the security, changes in market interest rates and our intent to sell, or whether it is more likely than not we will be required to sell, before recovery of cost basis. We invest in highly rated securities with a weighted average maturity of eighteen months or less. In addition, our investment policy limits the amount of our credit exposure to any one issuer or industry sector and requires investments to be investment grade, with the primary objective of preserving capital and maintaining liquidity. Fair values were determined for each individual security in the investment portfolio. We determine realized gains or losses on the sale of investments on a specific identification method and record such gains or losses as other income, net.

The estimated fair value of our investments is based on quoted prices in active markets for identical assets (Level 1 inputs) or inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs) in determining fair value. Other than our money market funds, we classify our fixed income available-for-sale investments as having Level 2 inputs. The valuation techniques used to measure the fair value of our investments having Level 2 inputs were derived from non-binding market consensus prices that are corroborated by observable market data or quoted market prices for similar instruments. We do not hold any investments valued with a Level 3 input.

Accounts Receivable, Net of Allowance

Accounts receivable is recorded at the invoiced amount and is non-interest bearing. We generally grant uncollateralized credit terms to our customers.

We maintain an estimated allowance provision to account for potentially uncollectible accounts receivable based upon expected credit losses for outstanding receivables. Our estimate is derived using a variety of factors including historical collection and loss patterns, the current aging of accounts receivable, geographic and other customer-specific credit risk factors, and reasonable and supportable forecasts of future economic conditions which inform adjustments to historical loss patterns. The estimated allowance provision is classified as general and administrative operating expenses on our consolidated statements of operations. Accounts receivable that are deemed to be uncollectible are written off, net of expected or actual recoveries.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, and investments in accordance with our investment policy. We place the majority of our cash and cash equivalents with financial institutions in the United States that we believe to be of high credit quality, and accordingly minimal credit risk exists with respect to these instruments. Certain of our cash balances held with a financial institution are in excess of Federal Deposit Insurance Corporation limits. Our investment portfolio consists of investments diversified among security types, industries and issuers. Our investments were held and managed by recognized financial institutions that followed our investment policy with the main objective of preserving capital, generating a competitive return, and maintaining liquidity.

Concentrations of credit risk with respect to accounts receivable exist to the full extent of amounts presented in the financial statements. No customers represented over 10% of our net accounts receivable balance as of December 31, 2025 and December 31, 2024. No customers represented over 10% of net revenues during the years ended December 31, 2025, 2024 or 2023.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and content amortization. Depreciation and content amortization are computed using the straight-line method over the following estimated useful lives of the assets:

Classification	Useful Life
Content	5 years
Internal-use software and website development	3 years
Leasehold improvements	Shorter of the remaining lease term or 5 years
Furniture and fixtures	5 years
Computers and equipment	3 years

We capitalize all costs associated with the development of content that is utilized in our products and services. Content amortization is classified within cost of revenues on our consolidated statements of operations.

We capitalize certain costs associated with software developed or obtained for internal use and website development. We capitalize costs when preliminary development efforts are successfully completed, management has authorized and committed project funding and it is probable that the project will be completed, and the software will be used as intended. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and amortized over the estimated useful life of the upgrades. Depreciation expense is classified within cost of revenues or operating expenses categories on our consolidated statements of operations.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and content amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in loss from operations. When assets are abandoned prior to the end of their useful lives, we accelerate depreciation over the revised shortened useful life. Accelerated depreciation expense is classified consistently with the initial depreciation expense.

Goodwill

Goodwill represents the excess of the fair value of purchase consideration paid over the estimated fair value of assets acquired and liabilities assumed in a business combination. Goodwill is not amortized but rather tested for impairment at least annually, or more frequently if certain events or indicators of impairment occur between annual impairment tests. We first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. In our qualitative assessment, we consider factors including economic conditions, industry and market conditions and developments, overall financial performance and other relevant entity-specific events. If our qualitative assessment concludes that it is more likely than not that the fair value is less than the carrying amount, a quantitative assessment of impairment is performed. In the quantitative test, we compare fair value, estimated utilizing the income approach, based on present value techniques, to the carrying value. If the carrying value exceeds the fair value, an impairment loss is recognized in an amount equal to the excess, limited to the remaining balance of goodwill.

Intangible Assets

Intangible assets are amortized over their estimated useful lives. Intangible assets are tested for impairment at the asset group level at least annually or when events or changes in circumstances indicate that the carrying amount of such asset groups may not be recoverable.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right of use (ROU) assets, accrued liabilities, and long-term operating lease liabilities on our consolidated balance sheets. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. Lease agreements typically do not provide an implicit rate and therefore we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future minimum lease payments. Our incremental borrowing rate is estimated based on the estimated rate incurred to borrow, on a collateralized basis over a similar term as our leases, an amount equal to the lease payments in a similar economic environment. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. We do not record leases on our consolidated balance sheets with a term of one year or less. We do not separate lease and non-lease components but rather account for each separate component as a single lease component for all underlying classes of assets. Some of our leases include payments that are dependent on an index, such as the Consumer Price Index (CPI), and our minimum lease payments include payments based on the index at inception with any future changes in such indices recognized as an expense in the period of change. Where leases contain escalation clauses, rent abatement, or concessions, such as rent holidays and landlord or tenant incentives or allowances, we apply them in the determination of straight-line operating lease cost over the lease term. ROU assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Equity Investments

Investments in entities where we do not have the ability to exercise significant influence and which do not have readily determinable fair values are accounted for at cost, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, if any. Equity investments are included in other assets on our consolidated balance sheets. We assess our equity investments for impairment whenever events or changes in circumstances indicate that they may be impaired. The factors we consider in our evaluation include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee or factors that raise significant concerns about the investee's ability to continue as a going concern, such as negative cash flows from operations or working capital deficiencies.

Convertible Senior Notes, net

Convertible senior notes, including the embedded conversion features, are accounted for under the traditional convertible debt accounting model entirely as a liability net of unamortized issuance costs. The carrying amount of the liability is classified as a current liability if we have committed to settle with current assets or the holders have the option to convert the notes at any time within twelve months after the reporting date; otherwise, we classify it as a long-term liability as we retain the election to settle conversion requests in shares of our common stock. The embedded conversion features are not remeasured as long as they do not meet the separation requirement of a derivative; otherwise, they are classified as derivative instruments and recorded at fair value with changes in fair value recorded in other income, net on our consolidated statements of operations. The fair value of any derivative instruments related to the notes are determined utilizing Level 2 inputs. Issuance costs are amortized on a straight-line basis, which approximates the effective interest rate method, to interest expense over the term of the notes. In accounting for conversions of the notes, the carrying amount of the converted notes is reduced by the total consideration paid or issued for the respective converted notes and the difference is recorded to additional paid-in capital on our consolidated balance sheets. In accounting for extinguishments of the notes, the reacquisition price of the extinguished notes is compared to the carrying amount of the respective extinguished notes and a gain or loss is recorded in other income, net on our consolidated statements of operations.

Revenue Recognition and Deferred Revenue

We recognize revenues when the control of goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, we satisfy a performance obligation

Revenues are presented net of sales tax collected from customers to be remitted to governmental authorities and net of allowances for estimated and actual refunds, which are based on historical data. Revenues from our language learning platform and Academic Services are primarily recognized ratably over the monthly subscription period. Revenues from our workforce skilling programs are recognized over the delivery period, adjusted for an estimate of non-redemption, or upon fulfillment. Revenues from advertising services and content licensing are recognized upon fulfillment.

Some of our customer arrangements include multiple performance obligations. We have determined these performance obligations qualify as distinct performance obligations, as the customer can benefit from the service on its own or together with other resources that are readily available to the customer, and our promise to transfer the service is separately identifiable from other promises in the contract. For these arrangements that contain multiple performance obligations, we allocate the transaction price based on the relative standalone selling price (SSP) method by comparing the SSP of each distinct performance obligation to the total value of the contract. We determine the SSP based on our historical pricing and discounting practices for the distinct performance obligation when sold separately. If the SSP is not directly observable, we estimate the SSP by considering information such as market conditions, and information about the customer. Additionally, we limit the amount of revenues recognized for delivered promises to the amount that is not contingent on future delivery of services or other future performance obligations.

Some of our customer arrangements may include an amount of variable consideration in addition to a fixed revenue share that we earn. This variable consideration can either increase or decrease the total transaction price depending on the nature of the variable consideration. We estimate the amount of variable consideration that we will earn at the inception of the contract, adjusted during each period, and include an estimated amount each period.

For sales of third-party products, we evaluate whether we are acting as a principal or an agent. Where our role in a transaction is that of principal, revenues are recognized on a gross basis. This requires revenue to comprise the gross value of the transaction billed to the customer, after trade discounts, with any related expenditure charged as a cost of revenues. Where our role in a transaction is that of an agent, revenues are recognized on a net basis with revenues representing the margin earned. Our determination is based on our evaluation of whether we control the specified goods or services prior to transferring them to the customer. When deciding the most appropriate basis for presenting revenues or costs of revenues, both the legal form and substance of the agreement between us and our business partners are reviewed to determine each party's respective role in the transaction. For all of our offerings, aside from print textbooks and eTextbooks which are no longer provided, we control our services and recognize revenues and cost of revenues on a gross basis.

Contract receivables are presented as accounts receivable, net on our consolidated balance sheets and represent unconditional consideration that will be received solely due to the passage of time. Contract assets are contained within other current assets and other assets on our consolidated balance sheets and represent the goods or services that we have transferred to a customer before invoicing the customer and primarily consist of the income sharing payment arrangements we offer to students for our workforce skilling programs. Contract liabilities are presented as deferred revenue on our consolidated balance sheets and primarily consists of advanced payments from learners related to subscription performance obligations that have not been satisfied and estimated variable consideration. Deferred revenue related to subscription performance obligations is recognized as revenues ratably over the term for subscriptions or when the services are provided, and all other revenue recognition criteria have been met. Deferred revenue related to variable consideration is recognized as revenues during each reporting period based on the estimated amount we believe we will earn over the life of the contract. Deferred contract costs are contained within other current assets on our consolidated balance sheets and are recognized if we expect to receive a future benefit from such costs. Deferred contract cost amortization expense is recognized consistent with the pattern of revenue recognition as cost of revenues on our consolidated statements of operations.

Cost of Revenues

Cost of revenues consists primarily of expenses associated with the delivery and distribution of our products and services including content amortization expense, web hosting fees, customer support fees, payment processing costs, amortization of acquired intangible assets, employee-related expenses, which includes salaries, benefits and share-based compensation expense, contractor costs, and other direct costs related to providing content or services. In addition, cost of revenues includes allocated information technology and facilities costs.

Research and Development Expense

Research and development expenses consist of employee-related expenses, which includes salaries, benefits, and share-based compensation expense for employees on our product, engineering, and technical teams who are responsible for maintaining our website, developing new products, and improving existing products. Research and development expenses also include technology costs to support our research and development, web hosting fees, contractor costs, and outside services. We expense substantially all of our research and development expenses as they are incurred.

Paid Marketing Expense

Paid marketing expense is expensed as incurred and consist primarily of online advertising and marketing promotional expenditures. During the years ended December 31, 2025, 2024, and 2023, paid marketing expense was $33.3 million, $55.4 million, and $57.4 million, respectively.

Share-based Compensation Expense

Share-based compensation expense for restricted stock units (RSUs), performance-based restricted stock units (PSUs) with either a market-based condition or financial and strategic performance targets, and employee stock purchase plan (ESPP) is accounted for under the fair value method based on the grant-date fair value of the award. Share-based compensation expense for RSUs and PSUs with financial and strategic performance targets is measured based on the closing fair market value of our common stock, PSUs with a market-based condition are estimated using a Monte Carlo simulation model, and ESPP is estimated using the Black-Scholes-Merton option pricing model. We recognize share-based compensation expense on a straight-line basis for RSUs and ESPP and on a graded basis for PSUs. Share-based compensation expense is reduced by estimated forfeitures, which are estimated at the time of the grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Vesting for all awards is subject to continued service over the requisite service period, which is generally the vesting period. Vesting of PSUs with a market-based condition is also subject to the achievement of certain per share price of our common stock targets and vesting of PSUs with financial and strategic performance targets is also subject to our achievement of specified financial and strategic performance targets. RSUs and PSUs are converted into shares of our common stock upon vesting on a one-for-one basis. RSUs typically vest over one or three years, while PSUs with a market-based condition or financial and strategic performance targets typically vest over a three-year period. Share-based compensation expense for PSUs with a market-based condition is recognized regardless of whether the market condition is satisfied whereas share-based compensation expense for PSUs with financial performance targets is recognized upon estimated or actual achievement of such targets. We assess the achievement of financial and strategic performance targets on a quarterly basis and adjust our share-based compensation expense as appropriate.

Income Taxes

We account for income taxes under an asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to an amount that is more likely than not to be realized. We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of technical merits of the position and (2) for those tax positions that meet the more likely than not recognition threshold, we recognize the tax benefit as the largest amount that is cumulative more than 50% likely to be realized upon ultimate settlement with the related tax authority. Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Net (Loss) Income Per Share

Basic net (loss) income per share is computed by dividing net (loss) income by the weighted-average number of shares of common stock outstanding during the period. Diluted net (loss) income per share is computed by adjusting net (loss) income for all related convertible senior notes activity, net of tax, and adjusting the weighted-average number of shares of common stock outstanding for all potential shares of common stock, including stock options, PSUs, RSUs, and shares related to convertible senior notes, to the extent dilutive. This assumes that all stock options and dilutive convertible shares were exercised or converted and is computed by applying the treasury stock method for outstanding stock options, PSUs, and RSUs, and the if-converted method for outstanding convertible senior notes. Under the treasury stock method, options, PSUs, and RSUs are assumed to be exercised or vested at the beginning of the period or at the time of issuance, if later, and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Under the if-converted method, outstanding convertible senior notes are assumed to be converted into common stock at the beginning of the period or at the time of issuance, if later.

Foreign Currency Translation and Remeasurement

The functional currency of our foreign subsidiaries is the local currency, and our reporting currency is the U.S. Dollar. Adjustments resulting from the translation of foreign currencies into U.S. Dollars for balance sheet amounts are based on the exchange rates as of the consolidated balance sheet date. Revenues and expenses are translated at average exchange rates during the period. Foreign currency translation gains or losses are included in accumulated other comprehensive loss as a component of stockholders' equity and on the consolidated balance sheets. Gains or losses resulting from the remeasurement of foreign currency transactions, which are denominated in currencies other than the functional currency, are included in general and administrative expense on the consolidated statements of operations. During the year ended December 31, 2025, net losses from remeasurement of foreign currency transactions were $1.4 million. During the years ended December 31, 2024 and 2023, the gains and losses from remeasurement of foreign currency transactions were not material.

Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2025, the Financial Accounting Standards Board (FASB) issued *Accounting Standards Update (ASU) 2025-12, Codification Improvements*. ASU 2025-12 makes incremental improvements to the Accounting Standards Codification (ASC) and U.S. GAAP. Early adoption is permitted and the guidance may be applied either prospectively or retrospectively to the beginning of the earliest comparative period presented. The guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual periods. We did not early adopt ASU 2025-12 and we are currently in the process of evaluating the impact of this guidance.

In December 2025, the FASB issued *ASU 2025-11, Interim Reporting - Narrow Scope Improvements*. ASU 2025-11 improves the guidance in ASC 270, Interim Reporting, by improving the navigability of the required interim disclosures and clarifying when that guidance is applicable. Early adoption is permitted and the guidance may be applied either prospectively or retrospectively to any or all prior periods presented in the financial statements. The guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. We did not early adopt ASU 2025-11 and we are currently in the process of evaluating the impact of this guidance.

In September 2025, the FASB issued *ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software*. ASU 2025-06 modernizes the accounting for software costs that are accounted for under ASC 350-40 and 350-50 by removing references to prescriptive and sequential software development stages and requiring capitalization of software costs to begin when management has authorized and committed to funding the project and it is probable that the project will be completed and used as intended. Early adoption is permitted and the guidance may be applied on either a prospective, retrospective or modified basis. The guidance is effective for annual periods beginning after December 15, 2027 and interim periods within those annual periods. We did not early adopt ASU 2025-06 and we are currently in the process of evaluating the impact of this guidance.

In July 2025, the FASB issued *ASU 2025-05, Financial Instruments—Credit Losses*. ASU 2025-05 introduces a practical expedient related to applying ASC 326-20 to current accounts receivable and contract assets. Early adoption is permitted, and the guidance will be applied on a prospective basis. The guidance is effective for annual periods beginning after December 15, 2025 and interim periods within those annual periods. We did not early adopt ASU 2025-05 and do not believe its adoption will significantly impact our consolidated financial statements.

In November 2024, the FASB issued *ASU 2024-04, Debt—Debt with Conversion and Other Options*. ASU 2024-04 improves the relevance and consistency in application of the induced conversion guidance requirements in ASC 470-20—Debt. Early adoption is permitted, and the guidance can be applied on either a prospective or retrospective basis. The guidance is effective for annual periods beginning after December 15, 2025 and interim periods within those annual periods. We did not early adopt ASU 2024-04 and do not believe its adoption will significantly impact our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures*. ASU 2024-03 requires disclosure of specified information about certain costs and expenses in the notes to financial statements. Early adoption is permitted, and the guidance will be applied prospectively with the option to apply retrospectively. The guidance is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. We did not early adopt ASU 2024-03 and we are currently in the process of evaluating the impact of this guidance.

Recently Adopted Accounting Pronouncements

In March 2024, the FASB issued *ASU 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements*. ASU 2024-02 removes various references to the FASB's Concepts Statements from the FASB's ASC. Early adoption is permitted, and the guidance will be applied prospectively with the option to apply retrospectively. The guidance is effective for annual periods beginning after December 15, 2024. We adopted ASU 2024-02 on January 1, 2025 under the prospective method and there was not a significant impact on our financial statements.

In December 2023, the FASB issued *ASU 2023-09, Improvements to Income Tax Disclosures*. ASU 2023-09 requires disaggregated information about our effective tax rate reconciliation as well as information on income taxes paid that meet a quantitative threshold. Early adoption is permitted, and the guidance will be applied prospectively with the option to apply retrospectively. The guidance is effective for annual periods beginning after December 15, 2024. We adopted ASU 2023-09 on January 1, 2025 under the prospective method and the adoption of this guidance did not have an effect on our financial position, results of operations or cash flows as the adoption only resulted in additional disclosures. For further information on the additional disclosures refer to "Note 14. Income Taxes".

Note 3. Revenues

Revenue Recognition

We have changed our revenue disaggregation from Subscription Services and Skills and Other to Chegg Skilling and Academic Services to better reflect the nature of revenue and cash flows. The following table presents our total net revenues for the periods shown disaggregated for our Chegg Skilling and Academic Services product lines (in thousands, except percentages):

	Years Ended December 31,			Change in 2025		Change in 2024	
	2025	2024	2023	$	%	$	%
Chegg Skilling	$ 68,654	$ 73,959	$ 76,812	$ (5,305)	(7)%	$ (2,853)	(4)%
Academic Services	308,254	543,615	639,483	(235,361)	(43)	(95,868)	(15)
Total net revenues	$ 376,908	$ 617,574	$ 716,295	$ (240,666)	(39)	$ (98,721)	(14)

During the years ended December 31, 2025, 2024, and 2023, we recognized revenues of $39.2 million, $53.5 million, and $54.5 million, respectively, that were included in our deferred revenue balance at the beginning of each respective fiscal year. During the years ended December 31, 2025, 2024, and 2023, we recognized revenues from performance obligations satisfied in previous periods of an immaterial amount, $2.8 million, and an immaterial amount, respectively. As of December 31, 2025 and 2024, the closing balance of deferred contract costs was $3.1 million and $2.8 million, respectively, and during the years ended December 31, 2025, 2024, and 2023, we recognized deferred contract cost amortization of $14.3 million, $16.1 million, and $15.8 million, respectively.

Contract Balances

The following table presents our accounts receivable, net, contract assets, and deferred revenue balances (in thousands, except percentages):

	December 31,		Change	
	2025	2024	$	%
Accounts receivable, net	$ 15,604	$ 23,641	$ (8,037)	(34)%
Contract assets	6,536	7,027	(491)	(7)
Deferred revenue	29,675	39,217	(9,542)	(24)

During the year ended December 31, 2025, our accounts receivable, net balance decreased by $8.0 million, or 34%, primarily due to lower bookings and higher cash collections. During the year ended December 31, 2025, our contract assets balance decreased by $0.5 million or 7%, primarily due to cash collections. During the year ended December 31, 2025, our deferred revenue balance decreased by $9.5 million, or 24%, primarily due to lower bookings.

Note 4. Net (Loss) Income Per Share

The following table presents the computation of basic and diluted net (loss) income per share (in thousands, except per share amounts):

	Years Ended December 31,		
	2025	**2024**	**2023**
Basic			
Numerator:			
Net (loss) income	$ (103,421)	$ (837,068)	$ 18,180
Denominator:			
Weighted average shares used to compute net (loss) income per share, basic	107,484	103,300	116,504
Net (loss) income per share, basic	$ (0.96)	$ (8.10)	$ 0.16
Diluted			
Numerator:			
Net (loss) income	$ (103,421)	$ (837,068)	$ 18,180
Convertible senior notes activity, net of tax	—	—	(61,694)
Net loss, diluted	$ (103,421)	$ (837,068)	$ (43,514)
Denominator:			
Weighted average shares used to compute net (loss) income per share, basic	107,484	103,300	116,504
Shares related to convertible senior notes	—	—	12,065
Weighted average shares used to compute net loss per share, diluted	107,484	103,300	128,569
Net loss per share, diluted	$ (0.96)	$ (8.10)	$ (0.34)

The following table presents potential weighted-average shares of common stock outstanding that were excluded from the computation of diluted net loss per share because including them would have been anti-dilutive (in thousands):

	Years Ended December 31,		
	2025	**2024**	**2023**
Shares related to stock plan activity	3,786	7,206	8,442
Shares related to convertible senior notes	2,069	9,234	—
Total common stock equivalents	5,855	16,440	8,442

Note 5. Cash and Cash Equivalents, and Investments and Fair Value Measurements

The following tables present our cash and cash equivalents, and investments' fair value level classification, adjusted cost, unrealized gain, unrealized loss and fair value (in thousands):

	Fair Value Level	Adjusted Cost	Unrealized Gain	Unrealized Loss	Fair Value
		December 31, 2025			
Cash and cash equivalents:					
Cash		$ 16,942	$ —	$ —	$ 16,942
Money market funds	Level 1	14,204	—	—	14,204
Total cash and cash equivalents		$ 31,146	$ —	$ —	$ 31,146
Short-term investments:					
Corporate debt securities	Level 2	$ 41,549	$ 125	$ —	$ 41,674
Long-term investments:					
Corporate debt securities	Level 2	$ 12,290	$ 102	$ —	$ 12,392

	Fair Value Level	Adjusted Cost	Unrealized Gain	Unrealized Loss	Fair Value
		December 31, 2024			
Cash and cash equivalents:					
Cash		$ 28,716	$ —	$ —	$ 28,716
Money market funds	Level 1	132,759	—	—	132,759
Total cash and cash equivalents		$ 161,475	$ —	$ —	$ 161,475
Short-term investments:					
Corporate debt securities	Level 2	$ 113,968	$ 157	$ (29)	$ 114,096
U.S. treasury securities	Level 1	40,162	—	(9)	40,153
Total short-term investments		$ 154,130	$ 157	$ (38)	$ 154,249
Long-term investments:					
Corporate debt securities	Level 2	$ 133,516	$ 736	$ (78)	$ 134,174
U.S. treasury securities	Level 1	78,405	97	(26)	78,476
Total long-term investments		$ 211,921	$ 833	$ (104)	$ 212,650

During the years ended December 31, 2025, 2024 and 2023, we did not recognize any losses on our investments due to credit related factors.

The following table presents the realized gain and loss related to the sale of our investments (in thousands):

	Years Ended December 31,		
	2025	**2024**	**2023**
Realized gain	$ 813	$ 16	$ 346
Realized loss	(61)	(43)	(2,452)
Total realized gain (loss)	$ 752	$ (27)	$ (2,106)

The following table presents our cash equivalents and investments' adjusted cost and fair value by contractual maturity (in thousands):

| | December 31, 2025 | |
	Adjusted Cost	Fair Value
Due within one year	$ 41,549	$ 41,674
Due after one year through three years	12,290	12,392
Investments not due at a single maturity date	14,204	14,204
Total	$ 68,043	$ 68,270

Investments not due at a single maturity date in the preceding table consisted of money market funds.

Equity Investment

In July 2022, we completed an equity investment of $6.0 million in Knack Technologies, Inc. (Knack), a privately held U.S. based peer-to-peer tutoring platform for higher education institutions. We do not have the ability to exercise significant influence over Knack's operating and financial policies and have elected to account for our investment at cost as it does not have a readily determinable fair value. During the year ended December 31, 2025, we recorded a $6.0 million impairment charge on our investment in Knack included within general and administrative expense on our consolidated statements of operations. Our impairment assessment was the result of changes in our rights as an investor and uncertainty around Knack's ability to support their future operations.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

We report our financial instruments at fair value with the exception of the 2026 notes. The estimated fair value was determined based on the trading price as of the last day of trading for the period and we consider it to be a Level 2 measurement due to the limited trading activity. The estimated fair value of the 2026 notes as of December 31, 2025 and 2024 was $45.0 million and $105.8 million, respectively. For further information on the 2026 notes refer to "Note 8. Convertible Senior Notes."

Note 6. Property and Equipment, Net

The following table presents our property and equipment, net balances (in thousands):

| | December 31, | |
	2025	2024
Content	$ 351,416	$ 381,629
Internal-use software and website development	42,677	67,612
Leasehold improvements	2,827	8,207
Furniture and fixtures	1,127	3,346
Computer and equipment	1,949	2,953
Property and equipment	399,996	463,747
Less accumulated depreciation	(284,828)	(293,099)
Property and equipment, net	$ 115,168	$ 170,648

Depreciation expense during the years ended December 31, 2025, 2024, and 2023 was $74.3 million, $68.3 million, and $105.3 million, respectively.

During the year ended December 31, 2025, we streamlined our product experiences. As a result, we elected to abandon certain content and internal-use software assets and recorded charges of $18.2 million, consisting of $16.2 million of accelerated depreciation expense classified as cost of revenues on our consolidated statements of operations and $2.0 million of impairment of in-progress internal-use software assets classified as impairment expense on our consolidated statements of operations.

Note 7. Goodwill and Intangible Assets

Goodwill

The following table presents the changes in the carrying amount of our goodwill balance (in thousands):

	December 31, 2024
Beginning balance	$ 631,995
Impairment expense	(635,391)
Foreign currency translation adjustment	3,396
Ending balance	$ —

As of December 31, 2024, the carrying amount of goodwill was fully impaired. In September 2024 and June 2024, in consideration of the sustained decline in our stock price, industry developments, and our financial performance, we evaluated our current operating performance. Accordingly, we determined that there were indicators of impairment and a quantitative assessment was necessary. In the quantitative assessment, we estimated the fair value of our reporting unit utilizing an income approach, based on the present value of future discounted cash flows, which is classified as Level 3 in the fair value hierarchy. Significant estimates used to determine fair value include the weighted average cost of capital, growth rates, and amount and timing of expected future cash flows. As a result of the quantitative assessment, we determined that goodwill was impaired as the fair value of our reporting unit was less than the carrying value. As such, during the year ended December 31, 2024, we recorded impairment expense of $635.4 million equal to the excess of the carrying value of our reporting unit over the estimated fair value, limited to the remaining balance of goodwill, which was classified as impairment expense on our consolidated statements of operations.

Intangible Assets

The following table presents our intangible assets balances (in thousands, except weighted-average amortization period):

	December 31, 2025					
	Weighted-Average Amortization Period (in months)	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Foreign Currency Translation Adjustment	Net Carrying Amount
Developed technologies	80	$ 106,703	$ (67,335)	$ (29,369)	$ (3,958)	$ 6,041
Content libraries	60	12,230	(12,230)	—	—	—
Customer lists	35	34,190	(32,892)	—	(1,298)	—
Trade and domain names	52	16,213	(13,343)	(2,493)	(377)	—
Total intangible assets	67	$ 169,336	$ (125,800)	$ (31,862)	$ (5,633)	$ 6,041

	December 31, 2024					
	Weighted-Average Amortization Period (in months)	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Foreign Currency Translation Adjustment	Net Carrying Amount
Developed technologies	80	$ 106,703	$ (63,029)	$ (29,369)	$ (3,958)	$ 10,347
Content libraries	60	12,230	(12,230)	—	—	—
Customer lists	35	34,190	(32,892)	—	(1,298)	—
Trade and domain names	52	16,213	(13,343)	(2,493)	(377)	—
Total intangible assets	67	$ 169,336	$ (121,494)	$ (31,862)	$ (5,633)	$ 10,347

During the years ended December 31, 2025, 2024 and 2023, intangible assets amortization expense was $4.3 million, $10.0 million and $24.4 million, respectively.

In conjunction with our goodwill impairment analysis in June 2024, we determined that there were indicators of impairment for our Busuu intangible assets and a recoverability test was necessary. In the recoverability test, we determined that the expected future undiscounted cash flows for the asset group were not sufficient to recover the carrying value. We then proceeded in estimating the fair value of the asset group utilizing the income approach, based on a present value of future discounted cash flows, which is classified as Level 3 in the fair value hierarchy. Significant estimates used to determine fair value include the growth rates and amount and timing of expected future cash flows. As a result of the impairment test, we determined the asset group was impaired and recorded a $31.9 million impairment expense related to the intangible assets during the year ended December 31, 2024, which was classified as impairment expense on our consolidated statements of operations.

The following table presents the estimated future intangible assets amortization expense (in thousands):

	December 31, 2025
2026	3,831
2027	1,776
2028	407
2029	27
Total	$ 6,041

Note 8. Convertible Senior Notes

In August 2020, we issued $1.0 billion in aggregate principal amount of 0% convertible senior notes due in 2026 (2026 notes). The 2026 notes bear no interest and will mature on September 1, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date. As of December 31, 2025, the total principal amount of 2026 notes outstanding was $53.9 million and 9,297,800 shares remained underlying the 2026 notes.

In March/April 2019, we issued $800 million in aggregate principal amount of 0.125% convertible senior notes due in 2025 (2025 notes). The 2025 notes matured on March 15, 2025 and we paid $358.9 million to repay the outstanding 2025 notes which was classified as a financing activity on our consolidated statements of cash flows.

Each $1,000 principal amount of the 2026 notes will initially be convertible into 9.2978 shares of our common stock. This is equivalent to an initial conversion price of approximately $107.55 per share, which is subject to adjustment in certain circumstances. Prior to the close of business on the business day immediately preceding June 1, 2026 for the 2026 notes, the notes are convertible at the option of holders only upon satisfaction of certain circumstances. As of December 31, 2025, the circumstances allowing holders of the 2026 notes to convert were not met. On or after June 1, 2026 until the close of business on the second scheduled trading day immediately preceding the maturity dates, holders may convert their notes at any time, regardless of the circumstances. Upon conversion, the notes may be settled in shares of our common stock, cash or a combination of cash and shares of our common stock, at our election. As of December 31, 2025, the 2026 notes were classified as a current liability on our consolidated balance sheets as they will be convertible at the option of the holders at any time beginning June 1, 2026 and will mature on September 1, 2026, both of which are within the next twelve months.

In December 2025, in connection with our securities repurchase program, we extinguished $8.9 million aggregate principal amount of the 2026 notes in privately-negotiated transactions for a total consideration of $8.3 million, which was paid to the holders in cash. We also incurred an immaterial amount of fees resulting in a total reacquisition price of $8.4 million. The carrying amount of the extinguished notes was $8.8 million resulting in a $0.5 million gain on early extinguishment of debt. We elected to reacquire and not cancel the extinguished 2026 notes and left the associated capped call transactions outstanding.

In March 2025, in connection with our securities repurchase program, we extinguished $65.2 million aggregate principal amount of the 2026 notes in privately-negotiated transactions for a total consideration of $57.4 million, which was paid to the holders in cash. We also incurred approximately $0.2 million in fees resulting in a total reacquisition price of $57.6 million. The carrying amount of the extinguished notes was $64.9 million resulting in a $7.4 million gain on early extinguishment of debt. We elected to reacquire and not cancel the extinguished 2026 notes and left the associated capped call transactions outstanding.

The following table presents the net carrying amount of the notes (in thousands):

| | December 31, 2025 | | December 31, 2024 | |
	2026 Notes	2025 Notes	2026 Notes	2025 Notes
Principal amount	$ 53,860	$ —	$ 127,906	$ 358,914
Unamortized issuance costs	(95)	—	(562)	(309)
Net carrying amount	$ 53,765	$ —	$ 127,344	$ 358,605

The following table presents the total interest expense recognized related to the notes (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
2026 notes:			
Contractual interest expense	$ —	$ —	$ —
Amortization of issuance costs	192	620	1,035
Total 2026 notes interest expense	$ 192	$ 620	$ 1,035
2025 notes:			
Contractual interest expense	$ 90	$ 443	$ 621
Amortization of issuance costs	308	1,527	2,121
Total 2025 notes interest expense	$ 398	$ 1,970	$ 2,742

Capped Call Transactions

Concurrently with the offering of the 2026 notes, we used $103.4 million of the net proceeds to enter into privately negotiated capped call transactions which are expected to reduce or offset potential dilution to holders of our common stock upon conversion of the notes or offset the potential cash payments we would be required to make in excess of the principal amount of any converted notes. The capped call transactions automatically exercise upon conversion of the notes and as of December 31, 2025, cover 9,297,800 shares of our common stock for the 2026 notes. These are intended to effectively increase the overall conversion price from $107.55 to $156.44 per share for the 2026 notes. The effective increase in conversion price as a result of the capped call transactions serves to reduce potential dilution to holders of our common stock and/or offset the cash payments we are required to make in excess of the principal amount of any converted notes. As these transactions meet certain accounting criteria, they are recorded in stockholders' equity as a reduction of additional paid-in capital on our consolidated balance sheets and are not accounted for as derivatives. The fair value of the capped call instrument is not remeasured each reporting period. The cost of the capped call is not expected to be deductible for tax purposes.

Note 9. Leases

Our operating lease commitments are related to our corporate offices. As of December 31, 2025 and 2024, we had operating lease ROU assets of $13.2 million and $22.3 million, respectively, and operating lease liabilities of $19.5 million and $24.1 million, respectively. As of December 31, 2025 and 2024, our weighted average remaining lease term in years was 5.9 and 6.3, respectively, and our weighted average discount rate was 6.0% and 5.6%, respectively.

In connection with the May 2025 and October 2025 restructuring plans, we announced the closure of our Santa Clara and Portland offices. As a result, during the year ended December 31, 2025, we recorded a full impairment of $7.3 million, consisting of $6.4 million impairment of ROU assets and $0.9 million impairment of leasehold improvements, which was classified as general and administrative expense on our consolidated statements of operations. Our intent and ability to sublease the offices as well as the local market conditions were factored in when measuring the amount of impairment. For further information on the May 2025 and October 2025 restructuring plans, see "Note 15. Restructuring Charges."

During the year ended December 31, 2025, we obtained $1.6 million of ROU assets in exchange for lease liabilities primarily due to the commencement of a two year operating lease for a corporate office space in the United Kingdom.

During the years ended December 31, 2025, 2024 and 2023, operating lease expense, net of immaterial sublease income, was $4.9 million, $7.5 million and $7.6 million, respectively. During the years ended December 31, 2025, 2024 and 2023, variable lease cost and short-term lease cost were immaterial.

The following table presents the future minimum lease payments and reconciliation to total operating lease liabilities (in thousands):

	December 31, 2025
2026	$ 4,795
2027	4,393
2028	3,439
2029	1,867
2030	2,163
Thereafter	5,854
Total future minimum lease payments	22,511
Less imputed interest	(3,027)
Total operating lease liabilities	$ 19,484

Note 10. Commitments and Contingencies

We may from time to time be involved in certain legal proceedings and regulatory compliance matters in the ordinary course of business, including claims of alleged infringement of trademarks, patents, copyrights, and other intellectual property rights; employment claims; and contractual and related disputes brought through private actions, class actions, administrative proceedings, regulatory actions or other litigation. We may also, from time to time, be involved in various legal or government claims, demands, disputes, investigations, or requests for information. Such matters may include, but not be limited to, claims, disputes, or investigations related to warranty, refund, breach of contract, employment, intellectual property, government regulation, or compliance or other matters.

On March 1, 2023, Plaintiff Shiva Stein, derivatively on behalf of Chegg, filed a stockholder derivative complaint in the Court of Chancery of the State of Delaware (Case No. 2023-0244-NAC) asserting breach of fiduciary duty, unjust enrichment, and waste of corporate asset claims against members of Chegg's Board and certain Chegg officers. On January 20, 2026, the Court entered an Order dismissing this matter without prejudice pursuant to a stipulation of the parties.

On December 22, 2022, JPMorgan Chase Bank, N.A. (JPMC) asserted a demand for repayment by the Company of certain investment proceeds received by the Company in its capacity as an investor in TAPD, Inc. (more commonly known as "Frank"). JPMC seeks such repayment pursuant to certain provisions in the existing Support Agreement between JPMC and the Company that was entered into in connection with JPMC's acquisition of Frank. JPMC has alleged fraud on the part of certain former Frank executives regarding the quantity and quality of its customer accounts. Although the Company is not alleged to have made or participated in any of the allegedly false or fraudulent statements, it is pursuing resolution with JPMC of JPMC's claims related to the Support Agreement.

On March 30, 2022, Joseph Robinson, derivatively on behalf of Chegg, filed a shareholder derivative complaint against Chegg and certain of its current and former directors and officers in the United States District Court for the Northern District of California, alleging violations of securities laws and breaches of fiduciary duties. On February 22, 2023, Plaintiff filed an Amended Shareholder Derivative Complaint. This matter has been consolidated with Choi, below. Effective March 4, 2026, Chegg entered into a Settlement Agreement with the Plaintiffs (including Robinson and Choi). Pursuant to the Settlement Agreement, Plaintiffs released their claims, and Chegg agreed to certain governance changes and that Chegg or our insurance carrier will pay the fees of Plaintiffs' counsel. Chegg's insurance carrier agreed that it will make the payment to Plaintiffs.

On January 12, 2022, Rak Joon Choi, derivatively on behalf of Chegg, filed a shareholder derivative complaint against Chegg and certain of its current and former directors and officers in the United States District Court for the Northern District of California, alleging violations of securities laws, breaches of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets. On February 22, 2023, Plaintiff filed an Amended Shareholder Derivative Complaint. This matter has been consolidated with Robinson, above. Effective March 4, 2026, Chegg entered into a Settlement Agreement with the Plaintiffs (including Robinson and Choi). Pursuant to the Settlement Agreement, Plaintiffs released their claims, and Chegg agreed to certain governance changes and that Chegg or our insurance carrier will pay the fees of Plaintiffs' counsel. Chegg's insurance carrier agreed that it will make the payment to Plaintiffs.

On December 22, 2021, Steven Leventhal, individually and on behalf of all others similarly situated, filed a purported securities fraud class action on behalf of all purchasers of Chegg common stock between May 5, 2020 and November 1, 2021, inclusive, against Chegg and certain of its current and former officers in the United States District Court for the Northern District of California (Case No. 5:21-cv-09953), alleging that Chegg and several of its officers made materially false and misleading statements in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 as amended (the Exchange Act). On September 7, 2022, KBC Asset Management and The Pompano Beach Police & Firefighters Retirement System were appointed as lead plaintiff in the case. On December 8, 2022, Plaintiff filed his Amended Complaint seeking unspecified compensatory damages, costs, and expenses, including counsel and expert fees. On September 26, 2024, the parties participated in an in-person mediation and reached a settlement in principle to pay $55.0 million wherein the Company denies any and all allegations of fault, liability, wrongdoing, or damages. On November 6, 2024, Plaintiffs filed a motion for preliminary approval of the settlement. The Court held a final approval hearing on April 24, 2025 and issued its final order approving of the settlement on May 21, 2025. The Court entered its Final Judgment and Order of Dismissal on June 20, 2025. This matter was fully concluded with entry of a Court order on November 18, 2025 to disburse final funds. As such, as of December 31, 2025, we have relieved the $55.0 million contingent liability previously included within accrued liabilities on our consolidated balance sheets and expected insurance loss recoveries, previously included within other current assets on our consolidated balance sheets.

We also cooperated with the FTC with respect to another CID (the "ROSCA CID") relating to our compliance with the Federal Trade Commission Act and the ROSCA. The investigation concerned certain of our practices related to online transactions and consumer cancellation options. On September 28, 2025 a federal district court entered a settlement agreement between us and the FTC in connection with the ROSCA CID that contains injunctive provisions and a monetary component of $7.5 million, which we have paid. The Court entered its Order approving the parties Stipulated Order for Permanent Injunction, Monetary Judgment, and Other Relief on September 18, 2025 and resolving the matter. As such, we recognized a loss contingency of $7.5 million within general and administrative expense on our consolidated statements of operations during the year ended December 31, 2025.

We record a contingent liability for loss contingencies related to legal matters when a loss is both probable and reasonably estimable. Additionally, we record an insurance loss recovery up to the recognized loss contingency when realization is probable. Related to the above matters, as of December 31, 2025, the net impact of contingent liabilities less the related insurance loss recovery is $7.0 million. For those matters upon which we have sufficient insurance coverage, we have recorded contingent liabilities within accrued liabilities and the loss recovery from insurance within other current assets on our consolidated balance sheets. We are not aware of any other pending legal matters or claims, individually or in the aggregate, which are expected to have a material adverse impact on our consolidated financial position, results of operations, or cash flows. Our analysis of whether a claim will proceed to litigation cannot be predicted with certainty, nor can the results of litigation be predicted with certainty. Nevertheless, defending any of these actions, regardless of the outcome, may be costly, time consuming, distract management personnel and have a negative effect on our business. In the ordinary course of business and for certain of the above matters, we are actively pursuing all avenues and strategies to resolve these matters, including available legal remedies, remediation and settlement negotiations with the parties. An adverse outcome in any of these actions, including a judgment or settlement, may cause a material adverse effect on our future business, operating results or financial condition.

Note 11. Guarantees and Indemnifications

We have agreed to indemnify our directors and officers for certain events or occurrences, subject to certain limits, while such persons are or were serving at our request in such capacity. We may terminate the indemnification agreements with these persons upon termination of employment, but termination will not affect claims for indemnification related to events occurring prior to the effective date of termination. We have a directors' and officers' insurance policy that covers our potential exposure up to the limits of our insurance coverage. In addition, we also have other indemnification agreements with various vendors against certain claims, liabilities, losses, and damages. The maximum amount of potential future indemnification is unlimited.

We believe the fair value of these indemnification agreements is immaterial. We have not recorded any liabilities for these agreements as of December 31, 2025 and 2024.

Note 12. Common Stock

We are authorized to issue 400 million shares of our common stock, with a par value per share of $0.001. The following table presents the shares of our common stock we have reserved for future issuance:

	December 31, 2025
Outstanding RSUs and PSUs	10,041,008
Shares available for grant under the Amended 2023 Equity Incentive Plan	6,606,932
Shares available for issuance under the Amended and Restated 2013 Employee Stock Purchase Plan	2,195,773
Shares available for grant under the 2023 Equity Inducement Plan	1,575,489
Outstanding stock options	58,175
Total common shares reserved for future issuance	20,477,377

Stock Plans

Amended 2023 Equity Incentive Plan

On April 7, 2023, our Board adopted our 2023 Equity Incentive Plan (the "2023 EIP"), which was subsequently approved by our stockholders and became effective on June 7, 2023, replacing our 2013 Equity Incentive Plan (the "2013 Plan"). On the effective date of the 2023 EIP, 12,000,000 shares of our common stock were reserved for issuance. On June 6, 2023, the date on which the 2013 Plan expired, all remaining shares available for grant under the 2013 Plan were cancelled, and we will not make any additional grants under the 2013 Plan. In addition, any shares subject to awards, including shares subject to awards granted under the 2013 Plan that were outstanding on June 7, 2023, that are cancelled, forfeited, repurchased, expire by their terms without shares being issued, are used to pay the exercise price of an option or stock appreciation right or withheld to satisfy the tax withholding obligations related to any award, will be returned to the pool of shares available for grant and issuance under the 2023 EIP. On April 17, 2025, our Board adopted an amendment to the 2023 EIP, which was subsequently approved by our stockholders and became effective on June 4, 2025. The amendment to the 2023 EIP increased our common stock reserved for issuance under the Plan by 5,000,000 shares. The 2023 EIP permits the granting of incentive stock options, non-qualified stock options, RSUs, restricted stock awards, stock bonus awards, stock appreciation rights and performance awards. The 2023 EIP terminates on April 7, 2033. As of December 31, 2025, there were 6,606,932 shares available for grant under the 2023 EIP.

Amended and Restated 2013 Employee Stock Purchase Plan

On April 7, 2023, our Board adopted our Amended and Restated 2013 Employee Stock Purchase Plan (the "A&R ESPP"), which was subsequently approved by our stockholders and became effective on June 7, 2023. The A&R ESPP permits eligible employees to purchase shares of our common stock by accumulating funds through periodic payroll deductions. The A&R ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. Under the A&R ESPP, eligible employees will be granted an option to purchase shares of our common stock at a 15% discount to the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period or (ii) the last day of each purchase period in the applicable offering period. The Compensation Committee of our Board shall determine the duration and commencement date of each offering period, provided that an offering period shall in no event be longer than twenty-seven (27) months, except as otherwise provided by an applicable sub-plan. Upon approval of the A&R ESPP, the available share pool under our existing 2013 Employee Stock Purchase Plan was reduced, and we have reserved 4,000,000 shares of our common stock under the A&R ESPP. As of December 31, 2025, there were 2,195,773 shares of common stock available for future issuance under the A&R ESPP.

2023 Equity Inducement Plan

On October 11, 2023, our Board approved and adopted our 2023 Equity Inducement Plan (the "2023 EINP"). On the effective date of the 2023 EINP, 2,000,000 shares of our common stock were reserved for issuance and as of December 31, 2025, there were 1,575,489 shares of common stock available for future issuance. The 2023 EINP permits the granting of non-qualified stock options and restricted stock unit awards. The 2023 EINP terminates on the later of (i) October 11, 2033 or (ii) ten years from the last date that additional shares are added to the EINP by the Compensation Committee of our Board.

Note 13. Stockholders' Equity

Share Repurchases

During the year ended December 31, 2025, we had no cash repurchases of our common stock.

During the year ended December 31, 2024, we received a total of 2,115,952 shares of our common stock related to the final delivery of our November 2023 accelerated share repurchase (ASR) agreement, which were retired immediately. The November 2023 ASR settled, and we were not required to make any additional cash payments or delivery of common stock to the financial institution upon settlement.

During the year ended December 31, 2023, we repurchased a total of 26,505,979 shares of our common stock, which included the initial delivery of 13,498,313 shares from our November 2023 ASR, 3,433,157 shares from open market transactions in June 2023, and the total delivery of 9,574,509 shares from our February 2023 ASR, all of which were retired immediately.

Share-based Compensation Expense

The following table presents total share-based compensation expense recorded (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Cost of revenues	$ 503	$ 1,786	$ 2,256
Research and development	6,812	28,044	44,103
Sales and marketing	2,174	7,466	9,524
General and administrative	22,375	47,318	77,619
Total share-based compensation expense	$ 31,864	$ 84,614	$ 133,502

During the years ended December 31, 2025, 2024 and 2023, we capitalized share-based compensation expense of $1.0 million, $4.9 million, and $3.3 million, respectively, which is included within property and equipment, net on our consolidated balance sheets. As of December 31, 2025, we had a total of approximately $10.6 million of unrecognized share-based compensation expense, related to unvested RSUs and PSUs, that is expected to be recognized over the remaining weighted average period of 1.44.

PSUs with Financial and Strategic Performance Targets

In June 2024 and March 2023 we granted PSUs to certain executives. The PSUs entitle the executives to receive a certain number of shares of our common stock based on our satisfaction of certain financial and strategic performance targets. Based on the achievement of the performance conditions for the June 2024 and March 2023 PSUs, the final settlement partially met the target threshold, based on a specified objective formula approved by the Compensation Committee of the Board. The June 2024 and March 2023 PSUs vest over either a one-year or three-year period. During the years ended December 31, 2024 and 2023, the number of shares underlying the June 2024 and March 2023 PSUs totaled 693,750 and 565,341, respectively, and each had a grant date fair value per share of $3.61 and $15.89, respectively.

2025 PSUs with Market-Based Conditions

In November 2025, we granted PSUs with market-based conditions to our CEO and CFO. The number of PSUs granted totaled 4,350,000 shares and had a weighted average grant date fair value of $0.62 per share. There are four tranches for the PSUs with 1,087,500 shares underlying each tranche. Each tranche requires the volume-weighted average per share price of our common stock for a period of 60 consecutive trading days to reach $1.88, $2.19, $2.50 or $2.81, respectively, for achievement. No payout will be made for performance below the first performance goal of $1.88. These PSUs have a performance period of three years and will vest based on achievement of the performance goals underlying each tranche with the initial vesting to occur in April 2027 for any of the tranches achieved at that date and final vesting occurring in October 2028 for any of the tranches not previously achieved, subject to continued service over the requisite period. As of December 31, 2025, the market-based conditions have not been met.

Fair Value of 2025 PSUs with Market-Based Conditions

We estimate the fair value of the PSUs using a Monte Carlo simulation approach, which utilizes the fair value of our common stock based on an active market and requires input on the following subjective assumptions:

Expected Term. The expected term is from the grant date to the end of the performance period.
Expected Volatility. The expected volatility is based on the historical average volatility of our stock price over the expected term.
Expected Dividends. The dividend assumption is based on our historical experience. To date we have not paid any dividends on our common stock.
Risk-Free Interest Rate. The risk-free interest rate used in the valuation method is the implied yield on the U.S. treasury zero-coupon issues, with a remaining term equal to the expected term.

The following table presents the key assumptions used to determine the fair value of the awards:

Expected term (years)	2.95
Expected volatility	80.62 %
Expected dividends	— %
Risk-free interest rate	3.57 %
Weighted-average grant-date fair value per share	$ 0.62

Fair Value of ESPP

Under the ESPP, rights to purchase shares are granted during the second and fourth quarter of each year. We estimate the fair value of each right to purchase shares using the Black-Scholes-Merton option-pricing model, which utilizes the fair value of our common stock based on active market and requires input on the following subjective assumptions:

Expected Term. The expected term for rights to purchase shares is six months.
Expected Volatility. The expected volatility is based on the average volatility of our stock price over the expected term.
Expected Dividends. The dividend assumption is based on our historical experience. To date we have not paid any dividends on our common stock.
Risk-Free Interest Rate. The risk-free interest rate used in the valuation method is the implied yield on the United States treasury zero-coupon issues, with a remaining term equal to the expected term.

The following table presents the key assumptions used to determine the fair value of rights granted under the ESPP:

	Years Ended December 31,		
	2025	2024	2023
Expected term (years)	0.50	0.50	0.50
Expected volatility	105.68% - 122.96%	60.95% - 85.39%	55.79% - 109.39%
Dividend yield	0.00 %	0.00 %	0.00 %
Risk-free interest rate	3.81% - 4.29%	4.44% - 5.40%	5.24% - 5.41%
Weighted-average grant-date fair value per share	$ 0.44	$ 0.90	$ 3.62

Stockholder's Equity Activity

RSU and PSU Activity

	Number of RSUs and PSUs Outstanding	Weighted Average Grant Date Fair Value
Balance at December 31, 2024	7,386,965	$ 10.58
Granted	13,335,528	1.11
Released	(7,931,184)	5.47
Forfeited	(2,750,301)	12.06
Balance at December 31, 2025	10,041,008	$ 1.56

The weighted-average grant-date fair value of RSUs and PSUs granted during the years ended December 31, 2025, 2024, and 2023 was $1.11, $4.24, and $14.58, respectively. The total fair value of RSUs and PSUs vested as of the vesting dates during the years ended December 31, 2025, 2024, and 2023 was $7.9 million, $26.1 million, and $45.3 million, respectively.

ESPP Activity

There were 811,545, 859,302 and 454,533 shares purchased during the years ended December 31, 2025, 2024 and 2023, respectively, at an average price per share of $0.72, $3.05 and $8.10, respectively, with cash proceeds from the issuance of shares of $0.6 million, $2.6 million and $3.7 million, respectively. Share-based compensation expense related to ESPP was $0.4 million, $1.5 million, and $2.5 million during the years ended December 31, 2025, 2024 and 2023, respectively.

Stock Option Activity

	Number of Stock Options Outstanding	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Balance at December 31, 2024	182,076	$ 5.74	1.17	$ —
Forfeited	(123,901)	6.09		
Balance at December 31, 2025	58,175	$ 5.00	0.42	$ —

We did not grant any stock options during the years ended December 31, 2025, 2024, and 2023. There were no stock options exercised during the years ended December 31, 2025 and 2024 and the total intrinsic value of stock options exercised during the year ended December 31, 2023 was $0.2 million.

Note 14. Income Taxes

During the years ended December 31, 2025, 2024, and 2023, we recorded a provision for income taxes of $3.3 million, $148.7 million, and $32.1 million, respectively. The provision for income taxes during the years ended December 31, 2025, 2024, and 2023 was primarily due to the foreign income taxes, the establishment of a valuation allowance against our United States federal and state deferred tax assets, and the federal and state income taxes in the United States largely driven by shortfall associated with equity compensation, respectively.

The following table presents our provision for income taxes (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Current income taxes:			
Federal	$ 372	$ (234)	$ (2,460)
State	257	(1,128)	(3,064)
Foreign	(2,560)	(4,021)	(33)
Total current provision for income taxes	(1,931)	(5,383)	(5,557)
Deferred income taxes:			
Federal	—	(122,057)	(26,210)
State	—	(17,558)	(1,634)
Foreign	(1,348)	(3,704)	1,269
Total deferred provision for income taxes	(1,348)	(143,319)	(26,575)
Total provision for income taxes	$ (3,279)	$ (148,702)	$ (32,132)

The following table presents our (loss) income before provision for income taxes (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
United States	$ (91,155)	$ (297,183)	$ 61,152
Foreign	(8,987)	(391,183)	(10,840)
Total (loss) income before provision for income taxes	$ (100,142)	$ (688,366)	$ 50,312

We adopted ASU 2023-09 on January 1, 2025 under the prospective method. The following table presents the required disclosures subsequent to our adoption for the differences between our provision for income taxes as presented in the accompanying consolidated statements of operations and the income tax expense computed at the federal statutory rate as a percentage and amount of (loss) income before provision for income taxes (in thousands, except percentages):

	Year Ended December 31, 2025	
	Dollars	Percent
U.S. federal statutory tax rate	$ 21,031	21.0 %
State and local income taxes, net of federal income tax effect[1]	304	0.3
Foreign tax effects		
India		
Withholding tax	(1,641)	(1.6)
United Kingdom		
Change in valuation allowance	(3,391)	(3.4)
Other	(357)	(0.4)
Other foreign jurisdictions	(2,083)	(2.1)
Effect of changes in tax laws or rates enacted in the current period	—	—
Effect of cross-border tax laws		
Foreign branch loss	3,934	3.9
Tax credits	—	—
Change in valuation allowance	(12,937)	(12.9)
Nontaxable or nondeductible Items		
Share-based payment awards	(8,414)	(8.4)
Other	275	0.3
Change in unrecognized tax benefits	—	—
Other adjustments	—	—
Effective tax rate	$ (3,279)	(3.3)%

---

[1] State taxes in Texas made up the majority (greater than 50 percent) of the tax effect in this category.

The following table presents the required disclosures prior to our adoption of ASU 2023-09 and presents the differences between our provision for income taxes as presented in the accompanying consolidated statements of operations and the income tax expense computed at the federal statutory rate as a percentage of (loss) income before provision for income taxes (in percentages):

| | Years Ended December 31, | |
	2024	**2023**
Income tax at U.S. statutory rate	21.0 %	21.0 %
State, net of federal benefit	2.9	11.6
Taxes on foreign earnings	1.7	0.7
Share-based compensation	(2.5)	39.3
Non-deductible expenses	—	(2.5)
Effect of flow-through entities	12.5	—
Goodwill impairment	(17.1)	—
Tax credits	—	0.8
Change in valuation allowance	(40.1)	4.2
Settlement of unrecognized tax benefits	—	(8.0)
Foreign-derived intangible income	0.1	(5.2)
Other	(0.1)	2.0
Total	(21.6)%	63.9 %

The following table presents the required disclosures subsequent to our adoption of ASU 2023-09 for cash paid for income taxes, net of refunds received, by jurisdiction (in thousands):

	Year Ended December 31, 2025
Federal	$ —
State	95
Foreign	
India	3,201
Spain	1,317
Other foreign jurisdictions	(24)
Total cash paid for income taxes, net of refunds	$ 4,589

The following table presents a summary of our deferred tax assets and liabilities (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Research and experimental expenditures capitalization	$ 82,418	$ 102,382
Net operating loss and credits carryforwards	112,376	80,413
Accrued expenses and reserves	31,973	25,039
Share-based compensation	455	3,414
Convertible senior notes	161	1,790
Goodwill	81,814	89,583
Property and equipment and intangible assets	26,193	15,947
Gross deferred tax assets	335,390	318,568
Valuation allowance	(325,401)	(307,985)
Total deferred tax assets	$ 9,989	$ 10,583
Deferred tax liabilities:		
Other	$ (10,235)	$ (11,396)
Net deferred tax liability	$ (246)	$ (812)

Realization of the deferred tax assets is dependent upon future taxable income, the amount and timing of which are uncertain. During the years ended December 31, 2025, 2024, and 2023, the valuation allowance increased by $17.4 million, $267.8 million, and $4.0 million, respectively. We regularly assess the need for a valuation allowance against our deferred tax assets. In performing our assessment, we consider both positive and negative evidence related to the likelihood of realizing our deferred tax assets. During the second quarter of 2024, we determined that it is more likely than not that the deferred tax benefit will not be realized due to the available negative evidence outweighing the positive evidence, primarily resulting from the cumulative loss influenced by the impairment expense recorded.

Our earnings in India continue to not be permanently reinvested and we've recorded cumulative tax liabilities that would be incurred upon repatriation of such earnings of $6.2 million through December 31, 2025. During the years ended December 31, 2025 and 2024, our subsidiary in India distributed $10.8 million and $23.0 million, respectively, to the United States, resulting in a remittance in withholding tax of $1.6 million and $3.5 million, respectively, which was included within cash flows from financing activities on our consolidated statements of cash flows. As of December 31, 2025, the net tax expense accrued related to future repatriation of earnings is $1.1 million. The determination of the future tax consequences of the remittance of these earnings is not practicable. For our remaining foreign subsidiaries, to the extent we can repatriate cash with no significant tax cost, we have determined those earnings are not permanently reinvested. All other earnings have been determined to be permanently reinvested.

As of December 31, 2025, we had net operating loss carryforwards for federal and state income tax purposes of approximately $243 million and $288 million, respectively, which will begin to expire in years beginning 2030 and 2026, respectively. We also had net operating loss carryforwards for United Kingdom income tax purposes of approximately $144 million, which do not expire.

As of December 31, 2025, we had tax credit carryforwards for federal and state income tax purposes of $13.6 million and $18.1 million, respectively. The federal credits expire in various years beginning in 2038. The state credits do not expire.

Utilization of our net operating losses and tax credit carryforwards may be subject to substantial annual limitations due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended (IRC), and similar state provisions. Such annual limitations could result in the expiration of the net operating losses and tax credit carryforwards before utilization.

We recognize interest and penalties related to uncertain tax positions as a component of income tax expense. As of December 31, 2025, there are no accrued interest and penalties related to uncertain tax positions.

We file tax returns in U.S. federal, state, and certain foreign jurisdictions with varying statutes of limitations. Due to net operating loss and credit carryforwards, all of the tax years since inception through tax year 2025 remain subject to examination by the U.S. federal and some state authorities. Foreign jurisdictions remain subject to examination up to approximately five years from the filing date, depending on the jurisdiction. United Kingdom income tax remains subject to examination by the HM Revenue & Custom for all tax years due to net operating loss and credits carryforwards.

The following table presents the reconciliation of the beginning and ending balances of the total amount of unrecognized tax benefits, excluding accrued interest and penalties (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Beginning balance	$ 12,708	$ 12,400	$ 16,953
Increase in tax positions for prior years	—	13	—
Decrease in tax positions for prior years	(130)	—	(131)
Decrease in tax positions for prior year settlement	—	—	(4,703)
Increase in tax positions for current year	164	295	281
Ending balance	$ 12,742	$ 12,708	$ 12,400

As of December 31, 2025, the unrecognized tax benefits of $12.7 million would not affect the effective tax rate, if recognized. The actual amount of any taxes due could vary significantly depending on the ultimate timing and nature of any settlement. We believe that the amount by which the unrecognized tax benefits may increase or decrease within the next 12 months is not estimable.

Note 15. Restructuring Charges

October 2025 Restructuring Plan

In October 2025, we announced a workforce reduction that resulted in a management approved restructuring plan. As of December 31, 2025, we recorded $17.9 million of cumulative restructuring charges, primarily related to one-time employee termination benefits, which were classified primarily within operating expenses on our consolidated statements of operations based on employees' job function, and facility exit costs related to the closure of our Santa Clara office, which were classified general and administrative operating expenses on our consolidated statements of operations. The restructuring liability is primarily included within accrued liabilities on our consolidated balance sheets. We estimate we will incur between $2 million and $3 million of additional restructuring charges over the next fiscal quarter and we expect the plan to be substantially completed by the end of fiscal year 2028.

The following table presents a reconciliation of the beginning and ending restructuring liability balance (in thousands):

| | Year Ended December 31, 2025 | | |
	One-Time Termination Benefits	Facility Exit Costs	Total
Beginning balance	$ —	$ —	$ —
Restructuring charges	16,129	1,742	17,871
Restructuring payments	(7,931)	(48)	(7,979)
Ending balance	$ 8,198	$ 1,694	$ 9,892

May 2025 Restructuring Plan

In May 2025, we announced a workforce reduction that resulted in a management approved restructuring plan. As of December 31, 2025, we recorded $30.2 million of cumulative restructuring charges, primarily related to one-time employee termination benefits, which were classified primarily within operating expenses on our consolidated statement of operations based on employees' job function. The restructuring liability is included within accrued liabilities on our consolidated balance sheets. The total amount of restructuring charges has been recorded and we expect the plan to be substantially completed by the second quarter of the fiscal year 2026.

The following table presents a reconciliation of the beginning and ending restructuring liability balance (in thousands):

	Year Ended December 31, 2025
Beginning balance	$ —
Restructuring charges	30,184
Restructuring payments	(23,921)
Ending balance	$ 6,263

November 2024 Restructuring Plan

In November 2024, we announced a workforce reduction that resulted in a management approved restructuring plan. As of December 31, 2025, we recorded $17.1 million of cumulative restructuring charges, primarily related to one-time employee termination benefits, which were classified primarily within operating expenses on our consolidated statement of operations based on employees' job function. The restructuring liability is included within accrued liabilities on our consolidated balance sheets. The total amount of restructuring charges has been recorded and we expect the plan to be substantially completed by the by the first quarter of the fiscal year 2026.

The following table presents a reconciliation of the beginning and ending restructuring liability balance (in thousands):

	Year Ended December 31, 2025
Beginning balance	$ 3,915
Restructuring charges	2,458
Restructuring payments	(6,235)
Ending balance	$ 138

June 2024 Restructuring Plan

In June 2024, we announced a workforce reduction that resulted in a management approved restructuring plan. As of December 31, 2025, we recorded $11.0 million of restructuring charges, primarily related to one-time employee termination benefits, which were classified primarily within operating expenses on our consolidated statement of operations based on employees' job function. The restructuring liability is included within accrued liabilities on our consolidated balance sheets. The total amount of restructuring charges has been recorded and we expect the plan to be substantially completed by the end of fiscal year 2026.

The following table presents a reconciliation of the beginning and ending restructuring liability balance (in thousands):

	Year Ended December 31, 2025
Beginning balance	$ 3,395
Restructuring charges	1,026
Restructuring payments	(3,964)
Ending balance	$ 457

Note 16. Consolidated Balance Sheets Details

Other Current Assets

Other current assets consist of the following (in thousands):

	December 31,		
	2025		2024
Insurance loss recovery	$	1,190	$	55,000
Restricted cash		575		956
Other		15,092		25,138
Other current assets	$	16,857	$	81,094

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,		
	2025		2024
Restructuring liability	$	15,592	$	7,310
Taxes payable		11,331		11,319
Loss contingency		8,190		62,000
Current operating lease liabilities		4,279		5,625
Other		14,857		29,106
Accrued liabilities	$	54,249	$	115,360

Note 17. Consolidated Statements of Operations Details

The following table presents the details of other income, net (in thousands):

	Years Ended December 31,				
	2025		2024		2023
Gain on early extinguishment of debt[1]	$	7,838	$	19,515	$	85,926
Interest income		8,815		28,050		37,411
Realized gain (loss) on sale of investments[2]		752		(27)		(2,106)
Gain on sale of equity investment		—		3,783		—
Other		(101)		11		579
Total other income, net	$	17,304	$	51,332	$	121,810

_____

[1] For further information, see "Note 8. Convertible Senior Notes."

[2] For further information, see "Note 5. Cash and Cash Equivalents, and Investments and Fair Value Measurements."

Note 18. Employee Benefit Plan

We sponsor a 401(k) savings plan for eligible employees and their beneficiaries. Contributions by us are discretionary and participants may contribute, on a pretax basis, a percentage of their annual compensation, not to exceed a maximum contribution amount pursuant to Section 401(k) of the IRC. During the years ended December 31, 2025, 2024, and 2023, matching contributions totaled $2.7 million, $4.6 million and $4.9 million, respectively.

Note 19. Segment Information

Our chief operating decision maker is our Chief Executive Officer who makes resource allocation decisions and reviews financial information presented on a consolidated basis. Accordingly, we have determined that we have a single operating and reportable segment and operating unit structure.

Our chief operating decision maker uses net (loss) income in assessing performance and determining how to allocate resources and is regularly provided with cost of revenues, paid marketing expenses, and consolidated operating expenses when reviewing financial information as part of the annual budgeting and forecasting process as well as the review over quarterly budget to actual variances. Asset information is not regularly provided to our chief operating decision maker.

The following table presents information about our significant segment expenses and includes a reconciliation to net (loss) income (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Net revenues	$ 376,908	$ 617,574	$ 716,295
Less:			
Cost of revenues	152,151	180,927	225,941
Research and development	93,453	170,431	191,705
Paid marketing expenses[1]	33,275	55,381	57,351
Other sales and marketing[2]	35,479	52,948	69,240
General and administrative	177,406	217,756	236,183
Impairment expense	2,000	677,239	3,600
Total segment expenses	493,764	1,354,682	784,020
Other segment items[3]	13,435	(99,960)	85,905
Net (loss) income	$ (103,421)	$ (837,068)	$ 18,180

_____
[1]Paid marketing expenses consist primarily of online advertising and marketing promotional expenditures.
[2]Other sales and marketing primarily consists of employee-related expenses, including share-based compensation expense, and depreciation and amortization expenses.
[3]Other segment items consist of all interest expense, other income, and provision for income taxes.

The following table presents our total net revenues for our Chegg Skilling and Academic Services product lines (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Chegg Skilling	$ 68,654	$ 73,959	$ 76,812
Academic Services	308,254	543,615	639,483
Total net revenues	$ 376,908	$ 617,574	$ 716,295

The following table presents our total net revenues by geographic area (in thousands):

	Years Ended December 31,		
	2025	2024	2023
United States	$ 320,291	$ 537,605	$ 616,359
International	56,617	79,969	99,936
Total net revenues	$ 376,908	$ 617,574	$ 716,295

The following table presents our long-lived assets by geographic area (in thousands):

| | December 31, | | | |
	2025		2024	
United States	$	106,918	$	172,483
India		12,907		16,274
Other international		8,531		4,147
Total long-lived assets	$	128,356	$	192,904

Note 20. Subsequent Event

On February 13, 2026, we entered into an individual, privately negotiated repurchase agreement with a holder of our outstanding 2026 notes to repurchase $20.0 million in aggregate principal amount of the 2026 notes for an aggregate cash repurchase price of $19.4 million (the "Notes Repurchase Transaction"). The Notes Repurchase Transaction was entered into in connection with our previously announced securities repurchase program and closed on February 20, 2026. Following the closing, $33.9 million aggregate principal amount of the 2026 notes remain outstanding and $122.4 million remain available under our securities repurchase program. The accounting for the Notes Repurchase Transaction is in process as of the issuance date of our consolidated financial statements and therefore we are unable to make any additional disclosures.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report.

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on management's evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 framework). All control systems are subject to inherent limitations. Our management has concluded that, as of December 31, 2025, our internal control over financial reporting is effective based on these criteria. Additionally, our independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on the Company's internal control over financial reporting, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in Internal Control over Financial Reporting

During the quarter ended December 31, 2025, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during our most recently completed fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

During the three months ended December 31, 2025, none of our Section 16 officers or directors adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" as defined in Item 408 of Regulation S-K during the covered period.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning our directors, compliance with Section 16(a) of the Exchange Act, our Audit Committee and any changes to the process by which stockholders may recommend nominees to the Board required by this Item are incorporated herein by reference to information contained in the Proxy Statement, including "Proposal No. 1 - Election of Directors," "Committees of Our Board of Directors," "Delinquent Section 16(a) Reports" and "Stockholder Proposals to Be Presented at the Next Annual Meeting." The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

The information concerning our executive officers required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Our Management."

We have adopted a code of ethics, our Code of Business Conduct and Ethics, which applies to all employees, including our principal executive officer, our principal financial officer, and all other executive officers, and our Board. The Code of Business Conduct and Ethics is available on our website at investor.chegg.com under "Corporate Governance." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics by posting such information on our website at the address and location specified above.

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees that is designed to promote compliance with insider trading laws, rules and regulations, any listing standards applicable to the Company, as well as procedures designed to further the foregoing purposes. A copy of our insider trading policy is filed as an exhibit to our 2024 Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Executive Compensation," "Director Compensation," and "2025 Director Compensation Table."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Equity Plans," and "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Committees of our Board of Directors," "Independence of Directors," and "Transactions with Related Parties, Founders and Control Persons."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Proposal No. 3 - Ratification of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

We have filed the following documents as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

2. Financial Statement Schedules

Schedule II-Valuation and Qualifying Accounts (in thousands):

	Years Ended December 31, 2025, 2024, and 2023			
	Balance at Beginning of Year	(Release) Provision for Bad Debts	Net Write-offs	Balance at End of Year
Accounts receivable allowance				
2025	$ 190	$ (3)	$ (31)	$ 156
2024	376	(99)	(87)	190
2023	394	58	(76)	376

	Years Ended December 31, 2025, 2024, and 2023			
	Balance at Beginning of Year	Provision for Refunds	Refunds Issued	Balance at End of Year
Refund reserve				
2025	$ 495	$ 9,373	$ (9,503)	$ 365
2024	1,538	9,831	(10,874)	495
2023	1,499	9,724	(9,685)	1,538

All other financial statement schedules are omitted because they are not applicable, or the information is included in the Registrant's consolidated financial statements or related notes.

3. Exhibits

			Incorporated by Reference			
Exhibit No.	Exhibit	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
3.01	Restated Certificate of Incorporation of Chegg, Inc. effective November 18, 2013	10-K	001-36180	3/4/16	3.01	
3.02	Amended and Restated Bylaws of Chegg, Inc., as amended on March 15, 2023	8-K	001-36180	3/21/23	3.1	
4.01	Form of Chegg, Inc.'s Common Stock Certificate	S-1/A	333-190616	10/01/13	4.01	
4.02	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934	10-K	001-36180	2/20/20	4.04	
4.03	Indenture dated March 26, 2019 between Chegg, Inc. and Wells Fargo Bank, National Association.	8-K	001-36180	3/26/19	4.1	

4.04	Indenture dated August 21, 2020 between Chegg, Inc. and Wells Fargo Bank, National Association	8-K	001-36180	08/24/20	4.1	
10.01*	2023 Equity Incentive Plan, and forms of agreements thereunder	8-K	001-36180	6/7/23	10.1	
10.02*	Amended And Restated Chegg, Inc. 2013 Employee Stock Purchase Plan	8-K	001-36180	6/7/23	10.2	
10.03*	2023 Equity Inducement Plan, and forms of agreements thereunder	S-8	001-36180	10/11/23	99.1	
10.04*	Form of Indemnification Agreement entered into between Chegg, Inc. and each of its directors and executive officers	S-1/A	333-190616	10/01/13	10.01	
10.05*	Chegg, Inc. Compensation Recovery Policy	10-K	001-36180	2/20/24	97.1	
10.06*	Form of Agreement for Change-in-Control Severance Plan	10-Q	001-36180	7/29/19	10.03	
10.07*	Chegg, Inc. Severance Plan and Summary Plan Description	8-K	001-36180	10/21/24	10.1	
10.08*	Amendment No. 1 to the Chegg, Inc. 2023 Equity Incentive Plan	8-K	001-36180	6/6/25	10.1	
10.09*	Transition and Separation Agreement, dated October 27, 2025, between the Company and Mr. Schultz	8-K	001-36180	10/27/25	10.1	
10.10*	Offer Letter between David Longo and Chegg, Inc. dated December 1, 2021	10-K	001-36180	2/20/24	10.12	
10.11*	Promotion Letter between David Longo and Chegg, Inc. dated February 16, 2024	10-K	001-36180	2/20/24	10.13	
10.12*	Executive Chairman Agreement between Dan Rosensweig and Chegg, Inc. dated April 24, 2024	10-Q	001-36180	4/29/24	10.01	
10.13*	Offer Letter, dated October 27, 2025, between the Company and Mr. Rosensweig	8-K	001-36180	10/27/25	10.2	
10.14*	Increased Salary, Retention Bonus and Bonus Severance Terms Agreement between the Company and David Longo	8-K	001-36180	11/20/25	10.1	
10.15	Form of Base Capped Call Transaction Confirmation (2026 notes)	8-K	001-36180	8/24/20	99.1	
10.16	Form of Additional Capped Call Transaction Confirmation (2026 notes)	8-K	001-36180	8/24/20	99.2	
19.1	Insider Trading Policy	10-K	001-36180	2/24/25	19.1	
21.01	List of Subsidiaries					X
23.01	Consent of Independent Registered Public Accounting Firm					X
24.01	Power of Attorney (included on signature page hereto)					X
31.01	Certification of Dan Rosensweig, Chief Executive Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.02	Certification of David Longo, Chief Financial Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.01**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101.INS	XBRL Instance - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	XBRL Taxonomy Extension Schema					X

101.CAL	XBRL Taxonomy Extension Calculation	X
101.LAB	XBRL Taxonomy Extension Labels	X
101.PRE	XBRL Taxonomy Extension Presentation	X
101.DEF	XBRL Taxonomy Extension Definition	X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit)	X

*   Indicates a management contract or compensatory plan.

**   This certification is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended or the Exchange Act.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEGG, INC.

March 9, 2026   By: /S/ DAN ROSENSWEIG
                                                         Dan Rosensweig
                                                         Chief Executive Officer and Executive Chairman
                                                         (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Dan Rosensweig and David Longo, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/S/ DAN ROSENSWEIG Dan Rosensweig	Chief Executive Officer and Executive Chairman *(Principal Executive Officer)*	March 9, 2026
/S/ DAVID LONGO David Longo	Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*	March 9, 2026
/S/ RENEE BUDIG Renee Budig	Director	March 9, 2026
 Marne Levine	Director	
/S/ MARCELA MARTIN Marcela Martin	Director	March 9, 2026
/S/ TED SCHLEIN Ted Schlein	Director	March 9, 2026

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STOCK LISTING
Traded: The NYSE Stock Exchange
Symbol: **CHGG**

TRANSFER AGENT
Equiniti Trust Company, LLC
48 Wall Street, Floor 23 New York, NY 10005
www.equiniti.com
1-800-937-5449